Offering Circular
March 12, 2021

GK INVESTMENT PROPERTY HOLDINGS II, LLC
257 East Main Street, Suite 200
Barrington, IL 60010
(847) 277-9930

7% Bonds
$50,000,000 Aggregate Maximum Offering Amount (50,000 Bonds)
$5,000 Minimum Purchase (5 Bonds)

Explanatory Note

This Offering Circular is part of the postqualification amendment we filed in order to update the financial statements contained herein in accordance with Rule 252(f)(2)(i) of Regulation A. In addition to updating the financial statements presented herein, this amendment updates portfolio, financial and statistical data, and extends the offering termination date to January 27, 2023. All material terms of this offering otherwise remain the same.

GK Investment Property Holdings II, LLC, a Delaware limited liability company, referred to herein as our company, is offering up to $50,000,000 in the aggregate of its 7% bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. We may issue Bonds at volume-weighted discounts to certain investors. See “Plan of Distribution – Volume-Weighted Discount” for more information. The Bonds will be offered in six series, Series A, Series B, Series C, Series D, Series E and Series F with the sole difference between the series being their respective maturity dates, over a 3-year period starting from January 28, 2020, the date of qualification of the Offering Statement of which this Offering Circular is a part. Each series of Bonds beginning with Series C will be offered for a total of six months. The Series A and Series B Bonds were previously offered, and the offerings of those Bonds have concluded. Series A, Series B, Series C, Series D Bonds, Series E and Series F will mature on February 28, 2025, August 31, 2025, February 28, 2026, August 31, 2026, February 28, 2027 and August 31, 2027, respectively, and each series of Bonds will bear interest at a fixed rate of 7% per annum. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond. In addition, the company is obligated to pay bondholders, or Bondholders, a cumulative non-compounding 1% deferred interest, or Deferred Interest Payment, on maturity dates of the Bonds in such series. See “Description of Bonds – Deferred Interest Payment” for more information. The Bonds will be offered to prospective investors on a best efforts basis by our Managing Broker-Dealer, JCC Advisors, LLC, or JCC. “Best efforts” means that JCC is not obligated to purchase any specific number or dollar amount of Bonds, but it will use its best efforts to sell the Bonds. JCC may engage additional broker-dealers, or Selling Group Members, who are members of the Financial Industry Regulatory Authority, or FINRA, to assist in the sale of the Bonds. Prior to each closing, the proceeds received in the offering will be kept in an escrow account held by UMB Bank as escrow agent. At each closing date, the proceeds for such closing will be disbursed to our company and Bonds relating to such proceeds will be issued to their respective investors. We commenced the sale of the Bonds on January 29, 2020. The offering will continue through the earlier of January 27, 2023, or the date upon which all $50,000,000 in offering proceeds have been received, or the Offering Termination Date. As of the date of this Offering Circular, we have sold $5,663,079 of Bonds in the offering.

	Price to Public	Managing Broker-Dealer Fee, Commissions and Expense Reimbursements(1)(2)	Proceeds to Issuer	Proceeds to Other Persons

Per Bond:	$1,000.00(3)	$90.00	$910.00	$0
Maximum Offering Amount:	$50,000,000.00	$4,500,000.00	$45,500,000.00	$0
_______________
(1)
This includes selling commissions of 5.5% and a Managing Broker-Dealer Fee of up to 2.5% of the gross proceeds of this offering, which is the aggregate offering amount sold after application of any volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount”), without consideration of any discounts for Bonds purchased by certain persons (see “Plan of Distribution – Discounts for Bonds Purchased by Certain Persons”), to be paid on Bonds offered on a best efforts basis. Our Managing Broker-Dealer, JCC, will receive selling commissions equal to 5.5% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, a Managing Broker-Dealer Fee of up to 2.5% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, and a non-accountable marketing and due diligence expense reimbursement in an amount up to 1% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members. See “Use of Proceeds” and “Plan of Distribution” for more information.

(2)
The table above does not include anticipated organizational and offering fee in an amount equal to 2.50% of the gross proceeds of this offering ($1,250,000 if the maximum offering amount is sold) to be paid to GK Real Estate in connection with this offering and our organization. See “Use of Proceeds” and “Plan of Distribution” for more information. Our manager will pay our actual organizational and offering expense out of the organizational and offering fee. Our manager will be entitled to retain as compensation for promoting the offering any amount by which 2.50% of the gross proceeds raised in the offering, the organizational and offering fee, exceeds the actual organizational and offering expenses. To the extent actual organizational and offering expenses exceed 2.50% of the gross proceeds raised in the offering, the organizational and offering fee, our manager will pay such amounts without reimbursement from us.

(3)
Assumes no Bonds are sold subject to a volume-weighted discount. If Bonds are sold at volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount”), then all fees described in notes (1) and (2) above will be reduced in proportion to such Discounts. In addition to volume-weighted discounts, we may provide certain discounts in connection with the sale of Bonds in this offering to certain persons (see “Plan of Distribution – Discounts for Bonds Purchased by Certain Persons”).

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in the Bonds is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Currently, there is no market for the Bonds being offered, nor does our company anticipate one developing. Prospective investors should carefully consider and review that risk as well as the RISK FACTORS beginning on page 7 of this Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

FORM S-11 DISCLOSURE FORMAT IS BEING FOLLOWED.

The date of this Offering Circular is March 12, 2021

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding whether to invest in our Bonds. You should carefully read this entire Offering Circular, including the information under the heading “Risk Factors” and all information included in the Offering Circular.

Our Company. GK Investment Property Holdings II, LLC was formed on July 11, 2019 to acquire existing income producing commercial rental properties.

Mr. Garo Kholamian is the beneficial owner of 100% of the outstanding units of our company. Our company is solely managed by GK Real Estate, or our manager. GK Real Estate was formed on May 19, 1994 under the laws of Illinois, and Mr. Garo Kholamian is the sole director and shareholder of GK Real Estate. As a result, Mr. Garo Kholamian will effectively manage our company.

Our company does not intend to act as a land developer in that it is has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use undeveloped real property or “raw land,” as a ground up development. Our company, engaging in its commercial real estate activities, may have the opportunity to acquire commercial real property which includes unimproved pad sites for future development and lease-up opportunities. In such instances, our company will retain the unimproved pad sites for ground lease, build-to-suit and/or sell opportunities. In situations where our company has the opportunity to acquire commercial real property which includes a large tract of developable raw land, the developable raw land will not be acquired by our company, but may be acquired by an entity affiliated with GK Real Estate. Our company may choose to redevelop real property for an alternative use than intended when originally acquired or developed.

Our company is focused on investments in existing, income producing commercial rental properties that will benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning, and selling. GK Real Estate intends to actively participate in the management of our company’s properties rather than hold the properties as passive investments.

On July 17, 2020, our company, through RF Grocery LLC or RF Grocery, a subsidiary of our company, completed the acquisition of a 28,220 square foot retail property leased to a single tenant, Fresh Thyme Farmers Market, located at 7501 West North Avenue in River Forest, IL, from an unaffiliated seller. The original 15-year lease has approximately 12 years remaining, with four options to extend for an additional five years each. The lease includes rent increases of $1.50 per square-foot every five years and has a Meijer Companies, Ltd. guaranty, which expires on June 21, 2022. The contract purchase price for Fresh Thyme Farmers Market was $8,050,000, and total acquisition cost was $8,214,213 including financing fees paid to the lender and other closing costs. Of the total acquisition cost, $5,190,000 was funded by a first mortgage loan secured by Fresh Thyme Farmers Market. Our company funded $1,824,213 of the total purchase price with proceeds raised from the offering of bonds pursuant to the Offering Circular through a capital contribution to RF Grocery. The remaining $1,200,000 of the total purchase price was funded through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust, which received preferred equity in RF Grocery in exchange for the investment. On December 17, 2020, RF Grocery redeemed and retired 100% of the preferred equity for $1,308,000.

Management. The sponsor of our company, GK Real Estate, is a Barrington, Illinois based real estate acquisition and development company specializing in the acquisition, management, and redevelopment of commercial rental properties. Its management provides years of experience successfully acquiring, redeveloping and managing commercial rental properties. Mr. Garo Kholamian is the President and founder of GK Real Estate. Prior to GK Real Estate, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck. In this position, he was instrumental in the development of shopping centers across the United States. See “Directors and Executive Officers” for more information on Mr. Kholamian and the seven other individuals responsible for the management of GK Real Estate.

Advisory Board. GK Real Estate selected Garo Kholamian and Susan Dewar to be our advisory board members, or the Advisory Board, for this offering. The Advisory Board advises GK Real Estate on business and governance decisions, including decisions on property acquisitions and dispositions, loans, and corporate governance. GK Real Estate, as the sole manager of the company, has sole discretion and absolute power in making the aforementioned decisions.

The Offering. Our company is offering up to $50,000,000 in the aggregate of its 7% Bonds in six series, Series A to F. See “Plan of Distribution - Who May Invest” for further information. We commenced the sale of the Bonds on January 28, 2020. As of the date of this Offering Circular, we have sold $5,663,079 of Bonds in the offering. Until closing occurs and thereafter prior to each additional closing, the proceeds received in the offering will be kept in an escrow account held by UMB Bank as escrow agent. If the initial closing does not occur for any reason, the proceeds will be promptly returned to investors without interest. At each closing date, the proceeds for such closing will be disbursed to our company and Bonds relating to such proceeds will be issued to their respective investors. The offering will continue through the Offering Termination Date.

The Bonds will be offered in six series, Series A, Series B, Series C, Series D, Series E and Series F with the sole difference between the series being their respective maturity dates. Each series of Bonds beginning with Series C will be offered for a total of six months. The Series A and Series B Bonds were previously offered, and the offerings of those Bonds have concluded. Series A, Series B, Series C, Series D, Series E and Series F Bonds will mature on February 28, 2025, August 31, 2025, February 28, 2026, August 31, 2026, February 28, 2027 and August 31, 2027, respectively, and each series of Bonds will bear interest at a fixed rate of 7% per annum. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond. In addition, the company is obligated to pay Bondholders a cumulative non-compounding 1% Deferred Interest Payment on maturity dates of the Bonds in such series. See “Description of Bonds – Deferred Interest Payment” for more information.

We will conduct closings in this offering at least monthly, on the last day of the applicable month, assuming there are funds to close, until the Offering Termination Date. Once a subscription has been submitted and accepted by our company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on or before a closing date and accepted by our company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on or before a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. On the date of each Closing, or a Closing Date, offering proceeds for that closing will be disbursed to the Company and the respective Bonds will be issued to investors in the offering, or the Bondholders. The offering is being made on a best-efforts basis through JCC.

Issuer	GK Investment Property Holdings II, LLC.

Securities Offered	Maximum – $50,000,000, aggregate principal amount of the Bonds.

Maturity Date
Each Series of Bonds will mature on the respective dates below:

Series A Bonds: February 28, 2025
Series B Bonds: August 31, 2025
Series C Bonds: February 28, 2026 (offered January 28, 2021 – July 27, 2021)
Series D Bonds: August 31, 2026 (offered July 28, 2021 – January 27, 2022)
Series E Bonds: February 28, 2027 (offered January 28, 2022 – July 27, 2022)
Series F Bonds: August 31, 2027 (offered July 28, 2022 – January 27, 2023)

Interest Rate	7% per annum computed on the basis of a 360-day year.

Interest Payment Dates	Commencing on the 15th of the month following the issuance of such Bond and continuing monthly until its Maturity Date.

Price to Public	$1,000 per Bond.

Offering Schedule
The Bonds will be offered in six series, Series A, Series B, Series C, Series D, Series E and Series F, with the sole difference between the series being their respective maturity dates. Each series of Bonds will be offered for a total of six months. The Series A and Series B Bonds were previously offered, and the offerings of those Bonds have concluded.

Deferred Interest Payment
In addition, the company is obligated to pay Bondholders a cumulative non-compounding 1% Deferred Interest Payment on maturity dates of the Bonds in such series. See “Description of Bonds – Deferred Interest Payment” for more information.

On maturity dates of the Bonds in such series, the company is obligated to pay the Bondholders a cumulative non-compounding Deferred Interest Payment at a fixed rate of 1% per annum. Deferred Interest Payments will not be made in the instances of any optional redemption at the option of the Bondholders, or the Optional Redemption, or Death and Disability Redemption. See “Description of Bonds – Optional Redemption At The Option Of The Bondholders” and “Description of Bonds – Death and Disability Redemption” for more information.

While our company is required to make the Deferred Interest Payments, we do not intend to establish a sinking fund to fund such payments. Therefore, our ability to honor this obligation will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund those payments. If we cannot generate sufficient cash flow or procure additional financing to honor this obligation, we may need to liquidate some or all of our company’s assets to fund the payments, or we may not be able to fund the payments in their entirety or at all, which shall constitute an Event of Default. See “Description of Company’s Securities - Event of Default” for more information.

Ranking
The Bonds are senior unsecured indebtedness of our company. They rank equally with our other senior unsecured indebtedness structurally subordinated to all indebtedness of our subsidiaries. The Bonds would rank junior to any of our secured indebtedness; however, we have covenanted not to incur any indebtedness that would be senior to the Bonds and not to permit our subsidiaries to incur any indebtedness except for indebtedness secured by a first position lien on real property acquired by us or one of our subsidiaries.

Volume-Weighted Discount
We are offering a volume-weighted discount to the Price to the Public, or the Discount, for certain purchases of Bonds (See “Plan of Distribution – Volume-Weighted Discount”). The company may terminate application of Discount at any time in its sole discretion by filing a supplement to its Offering Circular with the SEC at least thirty (30) calendar days prior to the termination date of Discount announcing such termination date. If Bonds are sold at volume-weighted discounts, then selling commissions, Managing Broker-Dealer Fee, non-accountable marketing and due diligence expense reimbursements, organizational and offering fee and amount available for investment will be reduced in proportion to such Discounts. The Discount is as follows:

Purchase Amount	Discount	Resulting Price Per Bond
20 – 29 Bonds	3%	$970
30 – 39 Bonds	4%	$960
40 or more Bonds	5%	$950

Use of Proceeds
We estimate that the net proceeds from this offering, after deducting the estimated offering costs and expenses payable by our company, will be approximately $44,250,000. This assumes that we sell the maximum offering amount without the application of the Discount. We intend to use the net proceeds from this offering to pay down existing indebtedness and to acquire commercial rental properties in our target asset class.

Certain Covenants
The Bonds are being issued under an indenture, or the Indenture, dated as of January 28, 2020, between us and UMB Bank, as the trustee. The Indenture contains covenants that limit our ability to incur, or permit our subsidiaries to incur, third party indebtedness if certain debt to asset value and/or interest coverage ratios would be exceeded. In addition, our company is not permitted to incur any indebtedness that would be senior to the Bonds. None of our direct or indirect subsidiaries is permitted to incur any indebtedness other than indebtedness secured by a first position lien on real property. These covenants are subject to a number of important exceptions, qualifications, limitations and specialized definitions. See “Description of Company’s Securities Certain Covenants” in this Offering Circular. While any of the Bonds remain outstanding, the company shall commission or otherwise obtain an appraisal of each Property owned by the company or a subsidiary of the company to be dated on or before the second anniversary of the acquisition of such Property, and then on or before each subsequent anniversary of the prior appraisal. While any of the Bonds remain outstanding, the sum of the aggregate Property Equity Values plus any cash or cash equivalents, as defined by GAAP, then held by the company shall be equal to or exceed seventy percent (70%) of aggregate principal amount of the outstanding Bonds. While any Bonds remain outstanding, the company shall maintain a Cash Coverage Ratio (as defined below) equal to at least 120%. The company shall make monthly reports of its cash and cash equivalents to the Trustee to ensure compliance.

Change of Control - Offer to Purchase
If a Change of Control Repurchase Event as defined under “Description of Bonds - Certain Covenants” in this Offering Circular, occurs, we must offer to repurchase the Bonds at a repurchase price equal to (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid, plus, in all cases, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any Deferred Interest Payment on the Bonds to be redeemed, or the Company Redemption Price.

Optional Redemption At The Option Of The Bondholders
The Bonds will be redeemable at the election of the Bondholder beginning on the one-year anniversary of last issuance date of the series of Bonds held by the Bondholder. Bondholder must provide written notice to us requesting redemption. We will have 120 days from the date such notice is provided to redeem the Bondholder’s Bonds at a price per Bond equal to $850 plus any accrued but unpaid interest on the Bond due to such Bondholder. Our obligation to redeem Bonds and the cash available for the Optional Bond Redemption are subject to certain conditions and limitations. See “Description of Bonds – Optional Redemption At The Option Of The Bondholders” for more information.

Death and Disability Redemption
In the event of death or disability of a Bondholder, Bonds may be presented to us for repurchase. All or a portion (consisting of at least 50%), of the Bonds beneficially held by a Bondholder may be submitted to us for repurchase at any time in accordance with the procedures outlined by our company. At that time, we may, subject to the conditions and limitations, repurchase the Bonds presented for cash to the extent that we have sufficient funds available. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per Bond. The repurchase amount for the Bonds for all other persons will equal $1,000 per Bond being repurchased. Our obligation to repurchase Bonds and the cash available for the Death and Disability Redemption are subject to certain conditions and limitations. See “Description of Bonds – Death and Disability Redemption” for more information.

Redemption At The Option Of The Company
The company has the right to, subject to the company’s sole discretion, redeem any number or series of Bonds at any time after their issuance. If the company decides to redeem certain number of Bonds, we will make an offer to each Bondholder to redeem all or any part of that Bondholder’s Bonds at the Company Redemption Price. See “Description of Bonds –Redemption At The Option Of The Company” for more information.

Default
The Indenture contains events of default, the occurrence of which may result in the acceleration of our obligations under the Bonds in certain circumstances. Events of Default, (as defined herein) other than payment defaults, are subject to our company’s right to cure within 120 days of such Event of Default. Our company has the right to cure any payment default within 30 days before the trustee may declare a default and exercise the remedies under the indenture. See “Description of Company’s Securities - Event of Default” for more information.

Form
The Bonds will be evidenced by global bond certificates deposited with nominee holders. The nominee holders are the Depository Trust Company, or DTC, or its nominee, Cede & Co., for those purchasers purchasing through a DTC participant subsequent to the Bonds gaining DTC eligibility and Direct Transfer LLC, or Direct Transfer, for those purchasers not purchasing through a DTC participant. See “Description of Company’s Securities - Book-Entry, Delivery and Form” for more information.

Bond Service Reserve
Our company will be required to keep 7% of the gross offering proceeds from the sale of Bonds in each series in a reserve account with the trustee for a period of one (1) year following the initial issuance date of Bonds in such series. Each series of Bonds will have a separate reserve account which reserve account will be available solely for the payment of our company’s Bond Service Obligations relating to the particular series of Bonds. Following the expiration of one (1) year from the date of initial issuance of Bonds in a series, the remaining amount in any series reserve account shall be released to our company if our company is otherwise in compliance with all terms of the Bonds.

Denominations	We will issue the Bonds only in denominations of $1,000.

Payment of Principal and Interest	Principal and interest on the Bonds will be payable in U.S. dollars or other legal tender, coin or currency of the United States of America.

Future Issuances
We may, from time to time, without notice to or consent of the Bondholders, increase the aggregate principal amount of the Bonds, including Series A to D, outstanding by issuing additional bonds in the future with the same terms or series of the Bonds, except for the issuance date and offering price, and such additional bonds shall be consolidated with any series of Bonds in this offering, subject to the sole discretion of the company.

Liquidity
This is a Tier 2, Regulation A offering where the offered securities will not be listed on a registered national securities exchange upon qualification. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended, or the Securities Act. We may apply for these qualified securities to be eligible for quotation on an alternative trading system or over the counter market, if we determine that such market is appropriate given the structure of the Bonds and our company and our business objectives. There is no guarantee that the Bonds will be publicly listed or quoted or that a market will develop for them. Please review carefully “Risk Factors - Investment Risk” for more information. Additionally, subject to certain terms and conditions, the Bonds will be redeemable at the election of the Bondholder. See “Description of Bonds – Optional Bond Redemption” for more information.

Trustee, Registrar and Paying Agent
We have designated UMB Bank as paying agent for the Bonds and Direct Transfer LLC as sub-paying agent in respect of Bonds registered to it. UMB Bank will act as trustee under the Indenture and registrar for the Bonds. The Bonds are being issued in book-entry form only, evidenced by global certificates, as such, payments are being made to DTC, its nominee or to Direct Transfer.

Governing Law	The Indenture and the Bonds are governed by the laws of the State of Delaware.

Material Tax Considerations
You should consult your tax advisors concerning the U.S. federal income tax consequences of owning the Bonds in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

Risk Factors
An investment in our Bonds involves certain risks. You should carefully consider the risks above, as well as the other risks described under “Risk Factors” beginning on page 7 of this Offering Circular before making an investment decision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this Offering Circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized below and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our Bonds is highly speculative and is suitable only for persons or entities that are able to evaluate the risks of the investment. An investment in our Bonds should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should consider the following risks before making a decision to purchase our Bonds. To the best of our knowledge, we have included all material risks to investors in this section.

Risks Related to the Offering

The Bonds are unsecured obligations of our company and not obligations of our subsidiaries and are structurally subordinated to any future obligations of our company’s subsidiaries. Structural subordination increases the risk that we will be unable to meet our obligations on the Bonds.

The Bonds are unsecured obligations of our company and rank equally in right of payment with all of our company’s other unsecured indebtedness and senior in right of payment to any of our company’s future obligations that are by their terms expressly subordinated or junior in right of payment to the Bonds. The Bonds are not secured. However, we have covenanted not to incur any indebtedness that would be senior to the Bonds and not to permit our subsidiaries to incur any indebtedness except for indebtedness secured by a first position lien on real property acquired by us or one of our subsidiaries.

The Bonds are obligations exclusively of our company and not of any of its subsidiaries. None of our company’s subsidiaries is a guarantor of the Bonds and the Bonds are not required to be guaranteed by any subsidiaries our company may acquire or create in the future. The Bonds are also effectively subordinated to all of the liabilities of our company’s subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under our company’s indebtedness, including the Bonds, or to make any funds available to make payments on the Bonds. Our company’s right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our company’s creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, in each case to the extent that our company is not recognized as a creditor of such subsidiary. In addition, even where our company is recognized as a creditor of a subsidiary, our company’s rights as a creditor with respect to certain amounts will be subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness.

Our covenants require only a 70% real property equity, in addition to our cash on hand, to principal ratio; if we default on the Bonds, the proceeds from liquidation upon sale of our assets may not be sufficient to repay the aggregate principal amount of the Bonds.

One of our trustee’s and Bondholders’ principal remedies in the event of a default is to force the sale of the rental properties we acquire. Under the Indenture we must maintain, in addition to our cash on hand, a ratio of 70% equity to the principal amount of outstanding Bonds, subject to our right to cure any deficiency within one hundred twenty (120) days of the occurrence of such deficiency. See “Description of Bonds - Event of Default” for more information. Because the amount of real property equity we are required to maintain, in addition to our cash on hand, may not cover the full principal amount of the Bonds, if we default on the Bonds, the proceeds from liquidation upon sale of our assets may not be sufficient to fully repay the outstanding Bondholders.

Subject to specified limitations in the Indenture, the Bonds do not restrict or eliminate our company’s or its subsidiaries’ ability to incur additional debt or take other action that could negatively impact holders of the Bonds.

Subject to specified limitations in the Indenture and as described under “Description of Bonds - Certain Covenants,” the Indenture does not contain any other provisions that would directly limit our company’s ability or the ability of its subsidiaries to incur indebtedness, including unsecured indebtedness that would be senior to the Bonds. We have covenanted not to incur any indebtedness that would be senior to the Bonds and not to permit our subsidiaries to incur any indebtedness except for indebtedness secured by a first position lien on real property acquired by us or one of our subsidiaries. Another limitation on our company’s or its subsidiaries’ ability to take on additional debt is the requirement to maintain our Equity-Bond Ratio.

Liquidation upon default may be limited by covenants and penalties in debt documents for senior mortgages secured by the respective underlying properties.

Our Bonds are unsecured. If we default on the Bonds, our trustee (or sufficient Bondholders) will need to rely on liquidation proceeds upon sales of our assets, including properties and any equity interest we own, for repayment. We expect that any such properties may be financed with debt and that the terms of such debt will require that the ownership interest of such property, directly or indirectly, cannot change without lender’s consent. If the ownership changes without lender consent, the respective borrower under the respective loan will be in default. If either of the direct or indirect owners of such a property is found to be in default under any loans, your investment will be adversely affected. We anticipate using senior secured debt to acquire each new property we purchase. Often senior lender loans secured by real property contain prepayment penalties and/or requirements of defeasance. Any such prepayment penalties or defeasance requirements may reduce the proceeds of sale of our properties or may render such a sale prohibitively expensive. This would materially and adversely affect the repayment of your investment in the event of a default.

We purchased Fresh Thyme Farmers Market, our sole asset, using mortgage debt. Due to the prepayment penalties on the mortgage debt and possible prepayment penalties on future mezzanine debt, we may be unable to pay down a portion of the indebtedness secured by the property.

We purchased Fresh Thyme Farmers Market using $5,190,000 of mortgage debt, and we expect that in the future we may purchase some properties by using a mixture of indebtedness including mortgage debt, mezzanine debt and interim debt. Our company may use offering proceeds to pay down any future indebtedness including mortgage debt, mezzanine debt and interim debt. The amounts of principal and interest of the debts are not practical to predict now. Additionally, if we repay such indebtedness, we may be required to pay certain prepayment penalties. If we are required to pay the prepayment penalty, we may not be able to or may not be willing to pay off such indebtedness. If we do not pay off such debt, our debt service obligations may reduce our ability to make payments on the Bonds.

The cash flow indirectly received from the properties we acquire in the future will be significantly impacted by the debt burden on the property.

We may finance our purchase of properties in the future using various debt financing. If so, we will be required to make the debt service payments on each of the loans in the future before making distributions to Bondholders. The debt burden is not practical to predict now. As a result, our ability to make payments to Bondholders when they become due may be adversely affected by the debt burden in the future.

If we sell substantially less than all of the Bonds we are offering, our investment objectives may become more difficult to reach.

While we believe we will be able to reach our investment objectives regardless of the amount of the raise, it may be more difficult to do so if we sell substantially less than all of the Bonds. Such a result may negatively impact our liquidity and increase our dependence on higher interest debt to acquire target properties. In that event, our investment costs will increase, which may decrease our ability to make payments to Bondholders.

Our trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any of the Bondholders, pursuant to the provisions of the Indenture, unless such Bondholders shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby.

The Indenture provides that in case an Event of Default (as herein defined) in the Indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Bondholders of later series could be subject to higher risks in terms of getting their Bond Service Obligations paid and principal repaid.

We plan to offer the Bonds in six series, Series A, Series B, Series C, Series D, Series E and Series F with the sole difference between the series being their respective maturity dates. Each series of Bonds beginning with Series C will be offered for a total of six months. The Series A and Series B Bonds were previously offered, and the offerings of those Bonds have concluded. Series A, Series B, Series C, Series D, Series E and Series F Bonds will mature on February 28, 2025, August 31, 2025, February 28, 2026, August 31, 2026, February 28, 2027 and August 31, 2027, respectively, and each series of Bonds will bear interest at a fixed rate of 7% per annum. Since the Bonds in different series have different maturity dates, in the event that the company does not have sufficient funds to pay all its Bond Service Obligations and repay all the principal, Bondholders of later series could be subject to higher risks in terms of getting their Bond Service Obligations paid and principal repaid.

The COVID-19 pandemic may adversely affect our investments in commercial properties and may have a material and adverse impact on our business.

In March 2020, the World Health Organization declared the spread of the COVID-19 virus a global pandemic, and the president of the United States declared a national state of emergency in the United States in response to the outbreak. Considerable uncertainty still surrounds the COVID-19 virus and its potential effects, and the extent of and effectiveness of any responses taken on a national and local level, including vaccine administration. However, measures taken to limit the impact of the COVID-19 pandemic, including social distancing and other restrictions on travel, congregation and business operation have already resulted in significant negative short-term economic impacts. The long-term impact of the pandemic on the U.S. and world economies remains uncertain but may result in long term infrastructure and supply chain disruption, as well as dislocation and uncertainty in the financial markets that could significantly and negatively impact the global, national and regional economies, the length and breadth of which cannot currently be predicted.

We are investing in existing, income-producing, commercial rental real estate. To the extent the COVID-19 pandemic results in the continued suspension of business operations in certain states for various sectors, it will limit business operations of our tenants, and in turn, their ability to pay rent, which will adversely affect our investments in commercial properties and may have a material and adverse impact on our business. Consumer confidence will likely be adversely affected and consumers will likely remain concerned regarding the spread of the virus even after the end of restrictions on business activities, resulting in longer term disruptions to the operations of our tenants. Further, an extended financial downturn could limit our ability to renew expiring leases and to sign new leases, further impacting our properties. Additionally, extended national or regional quarantines and social distancing policies may make it more difficult to manage our properties, further affecting our investments in those properties. A significant reduction in the ability of our tenants to pay rents and our ability to lease or renew leases on our properties will materially and adversely affect our revenues and our ability to make payments of interest and principal to our bondholders.

Investment Risks

The Bonds will have limited transferability and liquidity.

There is no active market for the Bonds. Although we may apply for quotation of the Bonds on an alternative trading system or over the counter market, even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, the Bonds will not be quoted on an alternative trading system or over the counter market until after the termination of this offering, if at all. Therefore, investors will be required to wait until at least after the final termination date of this offering for such quotation. The initial public offering price for the Bonds has been determined by us. You may not be able to sell the Bonds you purchase at or above the initial offering price.

Alternative trading systems and over the counter markets, as with other public markets, may from time to time experience significant price and volume fluctuations. As a result, the market price of the Bonds may be similarly volatile, and Bondholders may from time to time experience a decrease in the value of their Bonds, including decreases unrelated to our operating performance or prospects. The price of the Bonds could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this Offering Circular.

No assurance can be given that the market price of the Bonds will not fluctuate or decline significantly in the future or that Bondholders will be able to sell their Bonds when desired on favorable terms, or at all. Further, the sale of the Bonds may have adverse federal income tax consequences.

We have no prior operating history which may make it difficult for you to evaluate this investment.

We have no prior operating history and may not be able to successfully operate our business or achieve our investment objectives. We may not be able to conduct our business as described in our plan of operation.

You will not have the opportunity to evaluate our investments before we make them and we may make real estate investments that would have changed your decision as to whether to invest in our Bonds.

As of the date of this offering circular, we own one property, Fresh Thyme Farmers Market. We are not able to provide you with information to evaluate our future investments prior to acquisition. We will seek to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in the acquisition of real estate and real estate related investments. We have established criteria for evaluating potential investments. See “Investment Policies of Company” for more information. However, you will be unable to evaluate the transaction terms, location, and financial or operational data concerning the investments before we invest in them. You will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments prior to our investment. You will be relying entirely on the ability of GK Real Estate and its management team to identify suitable investments and propose transactions for GK Real Estate, our sole manager, to oversee and approve. These factors increase the risk that we may not generate the returns that you seek by investing in our Bonds.

The inability to retain or obtain key personnel, property managers and leasing agents could delay or hinder implementation of our investment strategies, which could impair our ability to honor our obligations under the terms of Bonds and could reduce the value of your investment.

Our success depends to a significant degree upon the contributions of GK Real Estate’s management team. We do not have employment agreements with any of these individuals nor do we currently have key man life insurance on any of these individuals. If any of them were to cease their affiliation with us or GK Real Estate, GK Real Estate may be unable to find suitable replacements, and our operating results could suffer. We believe that our future success depends, in large part, upon GK Real Estate’s property managers’ and leasing agents’ ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for highly skilled personnel is intense, and GK Real Estate and any property managers we retain may be unsuccessful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of highly skilled personnel, property managers or leasing agents, our ability to implement our investment strategies could be delayed or hindered, and our ability to pay our Bond Service Obligations and repay principal may be materially and adversely affected.

We rely on JCC Advisors, LLC to sell our Bonds pursuant to this offering. If JCC Advisors, LLC is not able to market our Bonds effectively, we may be unable to raise sufficient proceeds to meet our business objectives.

We have engaged JCC Advisors, LLC to act as our Managing Broker-Dealer for this offering, and we rely on JCC Advisors, LLC to use its best efforts to sell the Bonds offered hereby. It would also be challenging and disruptive to locate an alternative Managing Broker-Dealer for this offering. Without improved capital raising, our portfolio will be smaller relative to our general and administrative costs and less diversified than it otherwise would be, which could adversely affect the value of your investment in us.

Under certain circumstances, subject to our sole discretion, we may redeem the Bonds before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem all or a portion of the Bonds at any time upon occurrence of Change of Control Repurchase Event or by redemption at the option of the company. See “Description of Bonds –Redemption At The Option Of The Company” and “Description of Bonds - Certain Covenants” for more information. While we are required to pay certain prepayment premiums on or prior to the third anniversary of the initial issuance date of Bonds in such series, if redemption occurs, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Bonds.

There is no guarantee that a Bondholder will receive a Deferred Interest Payment.

On maturity dates of the Bonds in such series, the company is obligated to pay the Bondholders a cumulative non-compounding Deferred Interest Payment at a fixed rate of 1% per annum. Deferred Interest Payments will not be made in the instances of any Optional Redemption or Death and Disability Redemption. See “Description of Bonds – Optional Redemption At The Option Of The Bondholders” and “Description of Bonds – Death and Disability Redemption” for more information.

While our company is required to make the Deferred Interest Payments, we do not intend to establish a sinking fund to fund such payments. Therefore, our ability to honor this obligation will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund those payments. If we cannot generate sufficient cash flow or procure additional financing to honor this obligation, we may need to liquidate some or all of our company’s assets to fund the payments, or we may not be able to fund the payments in their entirety or at all, which shall constitute an Event of Default. See “Description of Company’s Securities - Event of Default” for more information.

Risks Related to This Offering and Our Corporate Structure

Because we are dependent upon GK Real Estate and its affiliates to conduct our operations, any adverse changes in the financial health of GK Real Estate or its affiliates or our relationship with them could hinder our operating performance and our ability to meet our financial obligations.

We are dependent on GK Real Estate and its affiliates to manage our operations and acquire and manage our future portfolio of real estate assets. Our sole manager, GK Real Estate makes all decisions with respect to the management of our company. GK Real Estate depends upon the fees and other compensation that it receives from us in connection with the purchase, management and sale of our properties to conduct its operations. Any adverse changes in the financial condition of GK Real Estate or our relationship with GK Real Estate could hinder its ability to successfully manage our operations and our portfolio of investments.

You will have no control over changes in our policies and day-to-day operations, which lack of control increases the uncertainty and risks you face as an investor in our Bonds. In addition, our sole manager and sponsor, GK Real Estate, may change our major operational policies without your approval.

Our sole manager and sponsor, GK Real Estate determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. GK Real Estate may amend or revise these and other policies without your approval. As a Bondholder, you will have no rights under the limited liability company agreement of our company, or our Operating Agreement. See “General Information as to Our Company - Operating Agreement” herein for a detailed summary of our Operating Agreement.

GK Real Estate is responsible for the day-to-day operations of our company and the selection and management of investments and has broad discretion over the use of proceeds from this offering. Accordingly, you should not purchase our Bonds unless you are willing to entrust all aspects of the day-to-day management and the selection and management of investments to GK Real Estate. Specifically, GK Real Estate is controlled by Mr. Garo Kholamian as sole stockholder and sole director, and as a result, he will be able to exert significant control over our operations. Our company has no board of managers and Mr. Kholamian has exclusive control over the operations of GK Development, Inc. dba GK Real Estate and our company, as our manager. As a result, we are dependent on Mr. Kholamian rather than a group of managers to properly choose investments and manage our company. In addition, GK Real Estate may retain independent contractors to provide various services for our company, and you should note that such contractors will have no fiduciary duty to you or the other Bondholders and may not perform as expected or desired.

Bondholders will have no right to remove our manager or otherwise change our management, even if we are underperforming and not attaining our investment objectives.

Only the members of our company have the right to remove our manager, and only if our manager has made a decision to file a voluntary petition or otherwise initiate proceedings to have it adjudicated insolvent, or to seek an order for relief as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors; to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, to make any general assignment for the benefit of creditors of our company, to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions. Bondholders will have no rights in the management of our company. As an investor in this offering, you will have no ability to remove our manager.

Our manager and its executive officers will have limited liability for, and will be indemnified and held harmless from, the losses of our company.

GK Real Estate, our manager and its executive officers and their agents and assigns, will not be liable for, and will be indemnified and held harmless (to the extent of our company’s assets) from any loss or damage incurred by them, our company or the members in connection with the business of our company resulting from any act or omission performed or omitted in good faith, which does not constitute fraud, willful misconduct, gross negligence or breach of fiduciary duty. A successful claim for such indemnification could deplete our company’s assets by the amount paid. See “General Information as to Our Company - Operating Agreement - Indemnification” below for a detailed summary of the terms of our Operating Agreement. Our Operating Agreement is filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

If we sell substantially less than all of the Bonds we are offering, the costs we incur to comply with the rules of the SEC regarding financial reporting and other fixed costs will be a larger percentage of our net income and may reduce the return on your investment.

We expect to incur significant costs in maintaining compliance with the financial reporting for a Tier II Regulation A issuer and that our management will spend a significant amount of time assessing the effectiveness of our internal control over financial reporting. We do not anticipate that these costs or the amount of time our management will be required to spend will be significantly less if we sell substantially less than all of the Bonds we are offering.

Risks Related to Conflicts of Interest

Our sole manager, its executive officers and their affiliates face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could limit our investment opportunities, impair our ability to make distributions and reduce the value of your investment.

We rely on GK Real Estate to identify suitable investment opportunities. We may be buying properties at the same time as other entities that are affiliated with or sponsored by GK Real Estate. Other programs sponsored by GK Real Estate or its affiliates also rely on GK Real Estate, its executive officers and their affiliates for investment opportunities. GK Real Estate has sponsored privately and publicly offered real estate programs and may in the future sponsor privately and publicly offered real estate programs that have investment objectives similar to ours. Therefore, GK Real Estate and its affiliates could be subject to conflicts of interest between our company and other real estate programs. Many investment opportunities would be suitable for us as well as other programs. GK Real Estate could direct attractive investment opportunities or tenants to other entities. Such events could result in our investing in properties that provide less attractive returns or getting less attractive tenants, impairing our ability to honor our obligations under the terms of the Bonds and the value of your investment. See “Selection, Retention and Custody of Company’s Investments” and “Policies with Respect to Certain Transactions” for more information.

Payment of fees to GK Real Estate and its affiliates will reduce cash available for investment and payment of our Bond Service Obligations.

GK Real Estate and its affiliates perform services for us in connection with the selection and acquisition of our properties and other investments, and possibly the development, management and leasing of our properties. They are paid fees for these services, which reduces the amount of cash available for investment and for payment of our Bond Service Obligations. Although customary in the industry, the fees to be paid to GK Real Estate and its affiliates were not determined on an arm’s-length basis. We cannot assure you that a third party unaffiliated with GK Real Estate would not be willing to provide such services to us at a lower price. If the maximum offering amount is raised, without the application of any Discount we estimate that 2.58% of the gross proceeds of this offering will be paid to GK Real Estate, its affiliates and third parties for upfront fees and expenses associated with the offer and sale of the Bonds. The expenses we actually incur in connection with the offer and sale of the Bonds, excluding acquisition and origination fees and expenses, may exceed the amount we expect to incur. In addition to this, GK Real Estate will receive a 2% acquisition fee based on the purchase price of assets acquired from nonaffiliated, third party sellers, a 2% financing fee based on the amount of debt raised to acquire new assets or refinance existing assets, exclusive of any lender fees, an asset management fee equal to 1% of the appraisal value of real properties acquired by the company or its subsidiaries or pro rata portion of such value if a company subsidiary is not wholly-owned, and a 2% disposition fee based on the sales price of assets sold, exclusive of any brokerage fees. See “Selection, Retention and Custody of Company’s Investments” and “Policies with Respect to Certain Transactions” for more information.

GK Real Estate will receive certain fees regardless of the performance of our company or an investment in the Bonds.

GK Real Estate will receive an acquisition fee equal to 2% of the purchase price of each acquired asset from non-affiliated, third party sellers, an asset management fee equal to 1% of the appraisal value of real properties acquired by the company or its subsidiaries or pro rata portion of such value if a company subsidiary is not wholly-owned, and a financing fee equal to 2% of the amount of debt raised to acquire new assets or refinance existing assets of our company. These fees will be paid regardless of our company’s success and the performance of the Bonds.

GK Real Estate, as our manager, may increase the fees payable to it and/or its affiliates with the consent of a majority of the Bonds.

GK Real Estate will have the power to contractually bind our company as its manager. As a result, GK Real Estate may agree to increase the fees payable to it and/or its affiliates with the consent of a majority of the Bonds. For this purpose, a Bondholder will be deemed to have consented with respect to its Bonds if the Bondholder has not objected in writing within five (5) calendar days after the receipt of the consent request. As a result, GK Real Estate may increase fees paid to it or its affiliates without the affirmative consent of the Bondholders.

GK Real Estate and its affiliates, including our officers, face conflicts of interest caused by compensation arrangements with us and other programs sponsored by affiliates of GK Real Estate, which could result in actions that are not in the long-term, best interests of our Bondholders.

GK Real Estate and its affiliates receive fees from us. These fees could influence GK Real Estate’s advice to us, as well as the judgment of the affiliates of GK Real Estate who serve as our officers. Among other matters, the compensation arrangements could affect their judgment with respect to property acquisitions from, or the making of investments in, other programs sponsored by GK Real Estate, which might entitle affiliates of GK Real Estate to disposition fees and other possible fees in connection with its services for the seller. See “Selection, Retention and Custody of Company’s Investments” and “Policies with Respect to Certain Transactions” for more information.

Considerations relating to their compensation from other programs could result in decisions that are not in the best interests of our Bondholders, which could hurt our ability to perform our obligations due under the Bonds or result in a decline in the value of your investment.

If the competing demands for the time of GK Real Estate, its affiliates and our officers result in them spending insufficient time on our business, we may miss investment opportunities or have less efficient operations, which could reduce our profitability and impair our ability to honor our obligations under the Bonds.

We do not have any employees. We rely on the employees of GK Real Estate and its affiliates for the day-to-day operation of our business. The amount of time that GK Real Estate and its affiliates spend on our business will vary from time to time and is expected to be greater while we are raising money and acquiring properties. GK Real Estate and its affiliates, including our officers, have interests in other programs and engage in other business activities. As a result, they will have conflicts of interest in allocating their time between us and other programs and activities in which they are involved. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. We expect that as our real estate activities expand, GK Real Estate will attempt to hire additional employees who would devote substantially all of their time to our business. There is no assurance that GK Real Estate will devote adequate time to our business. If GK Real Estate suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, it may allocate less time and resources to our operations. If any of these things occur, our ability to honor obligations under the Bonds may be adversely affected.

We may procure future financing from affiliates of our manager in the form of debt or preferred equity, and nothing restricts us from doing so.

We may procure future financing from affiliates of our manager in the form of debt or preferred equity, and we may use offering proceeds to repay future debt financing or return preferred equity contributions from affiliates of our manager. There is nothing restricting us from receiving future debt or preferred equity financing from affiliates of our manager to make future investments, and we may do so in certain circumstances, including when the proceeds of the Bonds are not sufficient to or will not be received with sufficient time to purchase a property. For example, in July 2020 we funded a portion of the purchase price of Fresh Thyme Farmers Market through an investment by the Garo Kholamian Revocable Trust, an affiliate of our manager, which received preferred equity in RF Grocery. RF Grocery redeemed the preferred equity in full in December 2020, using proceeds of the Bonds that we contributed to RF Grocery. The affiliate of our manager realized a return of approximately 9%, comprised of a minimum preferred return of 6% and a capital premium of 3% in addition to the return of its contributed capital. We believe the terms of any future loans from or preferred equity investments by an affiliate of our manager will be fair and at reasonable market terms for such loans or preferred equity investments. However, we cannot assure you that a third party unaffiliated with GK Real Estate would not be willing to provide current loan financing on better terms. See “Certain Relationships and Related Transactions” and “Policies in Respect to Certain Transactions” for more information.

Risks Related to Investments in Commercial Rental Real Estate

Our operating results may be affected by economic conditions that have an adverse impact on the commercial real estate market in general and may cause us to be unable to realize appreciation in the value of our commercial real estate properties.

Our operating results are subject to risks generally associated with the ownership of commercial real estate, including, but not limited to changes in general economic conditions, changes in interest rates and the availability of mortgage funds that may make the sale a of commercial real estate difficult. Although we intend to hold the commercial real estate and related investments we expect to own until such a time as our sole manager, GK Real Estate, determines that a sale or other disposition appears to be advantageous to our overall investment objectives; we cannot predict the various market conditions affecting commercial real estate investments that will exist at any particular time in the future. Because of this uncertainty, we cannot assure you that we will realize any appreciation in the value of the commercial real estate properties we expect to own.

Competition from other commercial rental properties for tenants could reduce our profitability and impair our ability to honor our obligations under the terms of the Bonds.

The commercial rental property industry is highly competitive. This competition could reduce occupancy levels and revenues at the commercial rental properties we expect to own, which would adversely affect our operations. We may face competition from many sources. We may face competition from other commercial rental properties both in the immediate vicinity and in the larger geographic market where our commercial rental properties will be located. Overbuilding of commercial rental properties may occur. If so, this will increase the number of units available and may decrease occupancy and rental rates. In addition, increases in operating costs due to inflation may not be offset by increased rental rates.

Increased construction of similar properties that may compete with the commercial rental properties we expect to own, in any particular location could adversely affect the operating results of our commercial rental properties and our cash available to honor our obligations under the terms of the Bonds.

We may acquire commercial rental properties in locations which experience increases in construction of properties that compete with our properties. This increased competition and construction could:

●	make it more difficult for us to find tenants to lease units in our commercial rental properties;

●	force us to lower our rental prices in order to lease units in our commercial properties; and/or

●	substantially reduce our revenues and cash available to honor our obligations under the terms of the Bonds.

We compete with numerous other parties or entities for commercial real estate assets and tenants and may not compete successfully.

We will compete with numerous other persons or entities engaged in commercial real estate investment activities, many of which have greater resources than we do. Some of these investors may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may be willing to offer space at rates below our rates, causing us to lose existing or potential tenants.

Many of our investments will be dependent on tenants for revenue, and lease terminations could reduce our revenues from rents, resulting in the decline in the value of your investment.

The underlying value of the commercial properties we expect to own, and the ability to honor our obligations under the terms of the Bonds will depend upon the ability of the tenants of our commercial properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our commercial properties and our company. Tenants’ inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our tenants’ ability to make lease payments. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing the premises. We may be unable to re-lease the premises for the rent previously received. We may be unable to sell a commercial property with low occupancy without incurring a loss. These events and others could impair our ability to honor our obligations under the terms of the Bonds and may also cause the value of your investment to decline.

Our operating results and distributable cash flow depend on our ability to generate revenue from leasing our commercial properties to tenants on terms favorable to us.

Our operating results will depend, in large part, on revenues derived from leasing space in the commercial properties we expect to own. We will be subject to the credit risk of our tenants, and to the extent our tenants default on their leases or fail to make rental payments we may suffer a decrease in our revenue. In addition, if a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and we may incur substantial legal costs. We are also subject to the risk that we will not be able to lease space in our commercial properties or that, upon the expiration of leases for space located in our commercial properties, leases may not be renewed, the space may not be re-leased or the terms of renewal or re-leasing (including the cost of required renovations or concessions to customers) may be less favorable to us than current lease terms. If vacancies continue for a long period of time, we may suffer reduced revenues which would impair our ability to honor our obligations under the terms of the Bonds. In addition, the resale value of the commercial property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property. Further, costs associated with commercial real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment. These events would cause a significant decrease in revenues and could impair our ability to honor our obligations under the terms of the Bonds.

Costs incurred in complying with governmental laws and regulations may reduce our net income and the cash available for distributions.

Our company and the commercial properties we expect to own are subject to various federal, state and local laws and regulations relating to environmental protection and human health and safety. Federal laws such as the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act and their resolutions and corresponding state and local counterparts govern such matters as wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials and the remediation of contamination associated with disposals. The commercial properties we acquire will be subject to the Americans with Disabilities Act of 1990 which generally requires that certain types of buildings and services be made accessible and available to people with disabilities. These laws may require us to make modifications to our properties. Some of these laws and regulations impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were illegal. Compliance with these laws and any new or more stringent laws or regulations may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. In addition, there are various federal, state and local fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance.

Our commercial properties may be affected by our tenants’ activities or actions, the existing condition of land when we buy it, operations in the vicinity of our commercial properties, such as the presence of underground storage tanks, or activities of unrelated third parties. The presence of hazardous substances, or the failure to properly remediate these substances, may make it difficult or impossible to sell or rent such property. Any material expenditures, fines, or damages we must pay will impair our ability to honor our obligations under the terms of the Bonds and may reduce the value of your investment.

Any uninsured losses or high insurance premiums will reduce our net income and the amount of our cash available to honor our obligations under the terms of the Bonds.

Our company will attempt to obtain adequate insurance to cover significant areas of risk to us, as a company, and to the commercial properties we expect to own. However, there are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. We may not have adequate coverage for such losses. If any of our commercial properties incur a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would impair our ability to honor our obligations under the terms of the Bonds.

As part of otherwise attractive properties, we may acquire some properties with existing lock out provisions, which may inhibit us from selling a commercial property, or may require us to maintain specified debt levels for a period of years on some properties.

Loan provisions could materially restrict us from selling or otherwise disposing of or refinancing commercial properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available to honor our obligations under the terms of the Bonds. Loan provisions may prohibit us from reducing the outstanding indebtedness with respect to commercial properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties.

Loan provisions could impair our ability to take actions that would otherwise be in the best interests of the Bondholders and, therefore, may have an adverse impact on the value of your investment, relative to the value that would result if the loan provisions did not exist. In particular, loan provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our Bondholders.

If we elect to improve any vacant portions of, or redevelop, properties we expect to acquire, such actions will expose us to additional risks beyond those associated with owning and operating commercial rental properties and could materially and adversely affect us.

We may redevelop one or more of the properties we expect to acquire or improve vacant portions of the properties we expect to acquire. If we elect to do so, we will be subject to additional risks and our business may be adversely affect by:

●
abandonment of redevelopment or improvement opportunities after expending significant cash and other resources to determine feasibility, requiring us to expense costs incurred in connection with the abandoned property redevelopment or improvement;

●	construction costs of a property redevelopment or improvement exceeding our original estimates;

●	failure to complete a property redevelopment or improvement on schedule or in conformity with building plans and specifications;

●	the lack of available construction financing on favorable terms or at all;

●	the lack of available permanent financing upon completion of a property redevelopment or improvement initially financed through construction loans on favorable terms or at all;

●	failure to obtain, or delays in obtaining, necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;

●	liability for injuries and accidents occurring during the construction process and for environmental liabilities, including those that may result from off-site disposal of construction materials;

●	our inability to comply with any build-to-suit tenant’s procurement standards and processes in place from time to time; and

●
circumstances beyond our control, including: work stoppages, labor disputes, shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, changes in laws relating to union organizing activity, lack of adequate utility infrastructure and services, our reliance on local subcontractors, who may not be adequately capitalized or insured, and shortages, delay in availability, or fluctuations in prices of, building materials.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, redeveloping or improving one or more of the properties we expect to acquire. We cannot assure you that we will be able to recover any increased costs by raising our lease rates. Additionally, due to the amount of time required for planning, constructing and leasing of redevelopment properties, we may not realize a significant cash return for several years. Furthermore, any of these circumstances could hinder our growth and materially and adversely affect us. In addition, new redevelopment or improvement activities, regardless of whether or not they are ultimately successful, typically require substantial time and attention from management.

General Risks Related to Real Estate-Related Investments

If we make or invest in mortgage loans as part of our plan to acquire the underlying property, our mortgage loans may be affected by unfavorable real estate market conditions, including interest rate fluctuations, which could decrease the value of those loans and the return on your investment.

If we make or invest in mortgage loans, we will be at risk of defaults by the borrowers on those mortgage loans as well as interest rate risks. To the extent we incur delays in liquidating such defaulted mortgage loans; we may not be able to obtain sufficient proceeds to repay all amounts due to us under the mortgage loan. Further, we will not know whether the values of the properties securing the mortgage loans will remain at the levels existing on the dates of origination of those mortgage loans. If the values of the underlying properties fall, our risk will increase because of the lower value of the security associated with such loans.

Investments in real estate-related securities will be subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate securities, which may result in losses to us.

We may invest in real estate related securities of both publicly traded and private real estate companies. Issuers of real estate related equity securities generally invest in real estate or real estate related assets and are subject to the inherent risks associated with real estate related investments discussed in this Offering Circular, including risks relating to rising interest rates.

Real estate-related securities are often unsecured and also may be subordinated to other obligations of the issuer. As a result, investments in real estate-related securities are subject to risks of: (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; (2) subordination to the prior claims of banks and other senior lenders to the issuer; (3) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets; (4) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (5) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic slowdown or downturn. These risks may adversely affect the value of outstanding real estate-related securities and the ability of the issuers thereof to repay principal and interest or make distribution payments.

Investments in real estate-related securities may be illiquid, and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

If we invest in certain real estate-related securities that we may purchase in connection with privately negotiated transactions, they will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our long-term stabilized portfolio in response to changes in economic and other conditions may be relatively limited. The subordinated and bridge loans we may purchase will be particularly illiquid investments due to their short life. Moreover, in the event of a borrower’s default on an illiquid real estate security, the unsuitability for securitization and potential lack of recovery of our investment could pose serious risks of loss to our investment portfolio.

Delays in restructuring or liquidating non-performing real estate-related securities could reduce our ability to honor our obligations under the Bonds.

If we invest in real estate-related securities, they may become non-performing after acquisition for a wide variety of reasons. Such non-performing real estate investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such real estate security, replacement “takeout” financing may not be available. We may find it necessary or desirable to foreclose on some of the collateral securing one or more of our investments. Intercreditor provisions may substantially interfere with our ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including, without limitation, lender liability claims and defenses, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take up to several years or more to litigate. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. Foreclosure actions by senior lenders may substantially affect the amount that we may receive from an investment.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Neither we, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. We expect that our subsidiaries’ investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, we intend to engage, through our wholly-owned and majority-owned subsidiaries, primarily in the business of buying real estate, and these investments must be made within a year after this offering ends. If we are unable to invest a significant portion of the proceeds of this offering in properties within one year of the termination of this offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for fulfilling our obligations under the Bonds.

We expect that most of our assets will be held through wholly-owned or majority-owned subsidiaries of our company. We expect that most of these subsidiaries will be outside the definition of investment company under Section 3(a)(1) of the Investment Company Act as they are generally expected to hold at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We believe that we, and our subsidiaries, will not fall within either definition of investment company as we intend to invest primarily in real property, through our wholly-owned or majority-owned subsidiaries, the majority of which we expect to have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through its subsidiaries. Both we and our operating partnership intend to conduct our operations so that they comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor our subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because neither we nor the operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through wholly-owned or majority-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of these subsidiaries.

In the event that the value of investment securities held by the subsidiaries of our company were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55% of its portfolio in “mortgage and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets” and maintain at least 80% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets. What we buy and sell is therefore limited to these criteria. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments and the equity securities of other entities may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our subsidiaries, were to acquire assets that could make either our company or the respective subsidiary fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and subsidiaries may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our subsidiaries is derived from, qualifying real estate assets owned by wholly-owned or majority-owned subsidiaries of our operating partnership.

To ensure that neither we, nor our subsidiaries, are required to register as an investment company, each entity may be unable to sell assets they would otherwise want to sell and may need to sell assets they would otherwise wish to retain. In addition, we or our subsidiaries may be required to acquire additional income or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we and our subsidiaries intend to monitor our portfolio periodically and prior to each acquisition or disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company. If we or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

Risks Associated with Debt Financing

We use debt financing to acquire properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire real properties and other real estate-related investments including entity acquisitions by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur or increase our mortgage debt, if any, by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments or to pay our Bond Service Obligations under our Bonds. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default which may result in our lenders foreclosing on the properties securing the mortgage.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce our ability to honor our obligations under the terms of the Bonds.

Our policies do not limit us from incurring debt. High debt levels could cause us to incur higher interest charges, result in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay reduces cash available to honor our obligations under the terms of the Bonds. Additionally, with respect to any variable rate debt, increases in interest rates may increase our interest costs, which would reduce our cash flow and our ability to honor our obligations under the terms of the Bonds. In addition, if we need to repay debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss. In addition, if we are unable to service our debt payments, our lenders may foreclose on our interests in the real property that secures the loans we have entered.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and restrict our ability to honor our obligations under the terms of the Bonds.

Our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available to honor our obligations under the terms of the Bonds and may hinder our ability to raise additional funds from capital contributions, additional bonds or borrowing more money.

We may use mezzanine financing to acquire properties, which could increase our expenses and could reduce our ability to honor our obligations under the terms of the Bonds.

Our policies do not limit us from incurring mezzanine debt. Mezzanine debt generally carries higher interest rates and could result in higher debt service payments, and may be accompanied by restrictive covenants. Interest we pay could reduce cash available to honor our obligations under the terms of the Bonds. In addition, if we are unable to service our mezzanine debt payments, if any, our mezzanine lenders may foreclose on our ownership interests securing such mezzanine loans. Some of our mezzanine financing may come from affiliates.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to honor our obligations under the terms of the Bonds.

When providing financing, a lender may impose restrictions on us that affect our operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our manager. These or other limitations may limit our flexibility and prevent us from achieving our operating goals. Prepayment penalties or defeasance requirements required by lenders may make it economically infeasible for our trustee to exercise its remedies.

Our ability to obtain financing on reasonable terms would be impacted by negative capital market conditions.

Access to debt financing will depend on a financial institution’s willingness to lend to the company or underlying property owner, and on conditions in the capital markets in general. Market fluctuations in real estate loans may affect the availability and cost of loans. Likewise, prevailing market conditions at the time the company may seek to sell or refinance an investment, or a property owner may seek to sell or refinance a property, may make it difficult, or prohibitively expensive, for a potential buyer to obtain purchase money financing or refinancing of the then-existing debt. Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinancings will be higher than the current interest rates for such loans, which may have a material and adverse impact on the properties and, commensurately, the company. Investment returns on our assets and our ability to make acquisitions could be adversely affected if we are not able to secure financing on reasonable terms, if at all.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our ability to honor our obligations under the terms of the Bonds.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available to honor our obligations under the Bonds because cash otherwise available for payment will be required to pay principal and interest associated with these mortgage loans.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective, may reduce the overall financial benefit of your investment, and may expose us to the credit risk of counterparties.

We may use derivative financial instruments to hedge exposures to interest rate fluctuations on loans secured by our assets and investments in collateralized mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to financing, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. We intend to manage credit risk by dealing only with major financial institutions that have high credit ratings. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. We intend to manage basis risk by matching, to a reasonable extent, the contract index to the index upon which the hedged asset or liability is based. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. We intend to manage legal enforceability risks by ensuring, to the best of our ability, that we contract with reputable counterparties and that each counterparty complies with the terms and conditions of the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to honor our obligations under the terms of the Bonds.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriting compensation and offering costs and expenses payable by us, will be approximately $44,250,000, assuming that the maximum amount of Bonds are purchased and issued without the application of the Discount. We intend to use the net proceeds from this offering to pay down indebtedness and to acquire properties in our target asset classes. The remaining proceeds will be used to pay fees and expenses of this offering, and fees and expenses related to selection and acquisition of investments. If we do not sell the maximum number of Bonds, our net proceeds from the offering will be reduced; however, we will still use net proceeds from the offering to acquire properties in our target asset class. A summary of the anticipated use of the proceeds is below:

	Maximum Offering (Price to the Public $1,000 per Bond)		Maximum Offering (Maximum Discounted Price to the Public $950 per Bond) (6)
	Amount	Percent	Amount	Percent
Gross offering proceeds	$50,000,000(1)	100.00%	$47,500,000	100.00%
Less offering expenses:
Selling commissions and Managing Broker-Dealer Fee (2)	$4,000,000	8.00%	$3,800,000	8.00%
Non-accountable Marketing and Due Diligence Expense Reimbursements (3)	$500,000	1.00%	$475,000	1.00%
Organizational and Offering Fee (4)	$1,250,000	2.50%	$1,187,500	2.50%
Amount Available For Investment (5)	$44,250,000	88.50%	$42,037,500	88.50%
______________
(1)
This assumes we sell the remaining Bonds at the Price to the Public. We may issue the remaining Bonds with a volume-weighted discount, or the Discount, of up to 5% (See “Plan of Distribution – Volume-Weighted Discount”). If we issue the remaining Bonds with the maximum Discount, gross offering proceeds will be $47,500,000 and the amount available for investment will be $42,037,500.

(2)
This includes selling commissions of 5.5% and a Managing Broker-Dealer Fee of up to 2.5% of the gross proceeds of this offering to be paid on Bonds offered on a best efforts basis. Our Managing Broker-Dealer, JCC, will receive selling commissions equal to 5.5% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, and a Managing Broker-Dealer Fee of up to 2.5% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members. This amount assumes all Bonds sold in this offering are sold by Selling Group Members. See “Plan of Distribution” in this Offering Circular for a description of such provisions.

(3)
The Managing Broker-Dealer will receive a non-accountable marketing and due diligence expense reimbursement in an amount up to 1% of aggregate gross offering proceeds, which will be re-allowed to the Selling Group Members. To date, we have paid $53,080 in due diligence expense reimbursements to our Managing Broker-Dealer.

(4)
Organizational and offering expenses include all expenses (other than those listed in the chart) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charge of our escrow holder, and amounts to reimburse our manager for its portion of the salaries of the employees of its affiliates who provide services to our manager and other costs in connection with administrative oversight of the offering and marketing process and preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. As of the date of this Offering Circular, organizational and offering expenses in an amount of approximately $135,930 have been incurred. Start-up and organization costs will be expensed as incurred and syndication costs will be reflected as a reduction of member’s equity and will be allocated to the member’s capital accounts upon the sale or liquidation of our company. Our company will reimburse our manager for the cumulative organizational and offering expenses incurred by our manager and its affiliates in connection with this offering and our organization, including advanced expenses and any organizational and offering expenses incurred in prior periods related to this offering, in an amount equal to up to 2.5% of the gross offering proceeds from this offering (assuming no Bonds are sold subject to a volume-weighted discount, up to $1,250,000 if the maximum offering amount is sold). Our manager will pay our actual organizational and offering expense out of the organizational and offering fee. Our manager will be entitled to retain as compensation for promoting the offering any amount by which 2.50% of the gross proceeds raised in the offering, the organizational and offering fee, exceeds the actual organizational and offering expenses. To the extent actual organizational and offering expenses exceed 2.50% of the gross proceeds raised in the offering, the organizational and offering fee, our manager will pay such amounts without reimbursement from us. Our manager will not be reimbursed for the direct payment of such organizational and offering expenses that exceed 2.50% of the aggregate gross proceeds of this offering over the life of the offering. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Executive Officers.”

(5)
Until required in connection with the acquisition of properties, substantially all of the net proceeds of the offering and, thereafter, any working capital reserves we may have, may be invested in short-term, highly-liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts. Funds available for investment may be used to acquire or invest in new properties, pay down existing and future indebtedness (including debt held by affiliates) or for certain development related costs consistent with our business plan.

If we sell substantially less than the maximum offering amount and are unable to acquire properties with the proceeds from this offering and conventional mortgage debt, then we may use all of the proceeds from this offering to pay down and manage our existing and future debt used to acquire properties.

With the proceeds of this offering, we may pay down our existing mortgage debt associated with the acquisition of Fresh Thyme Farmers Market. The Fresh Thyme Farmers Market mortgage loan bears interest at a variable rate of 2.2% above LIBOR, subject to an interest rate floor of 3.2%, with a maturity date of July 17, 2025. The payments on the loan are expected to be paid monthly and will be interest only for the first year followed by principal and interest payments amortized over 25 years for the remainder of the term of the Loan. We used proceeds of this offering to make capital contributions to RF Grocery of $1,308,000, the amount necessary to redeem the preferred equity investment of the Garo Kholamian Revocable Trust, or the Preferred Member. Pursuant to the RF Grocery Amended & Restated Operating Agreement, or the A&R Operating Agreement, the Preferred Member received a total return of approximately 9%, comprised of a 6% minimum total preferred return and a 3% capital premium in addition to the return of its contributed capital.

(6)
If Bonds are sold at volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount”), then selling commissions, Managing Broker-Dealer Fee, non-accountable marketing and due diligence expense reimbursements, organizational and offering fee and amount available for investment will be reduced in proportion to such Discounts. In addition to volume-weighted discounts, we may provide certain discounts in connection with the sale of Bonds in this offering to certain persons (see “Plan of Distribution – Discounts for Bonds Purchased by Certain Persons”).

PLAN OF DISTRIBUTION

Who May Invest

As a Tier II, Regulation A offering, investors must comply with the 10% limitation to investment in the offering, as prescribed in Rule 251. Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you qualify as an Accredited Investor:

(i)
You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)
You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase the Bonds (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)
You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Bonds, with total assets in excess of $5,000,000;

(v)
You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)
You are a trust with total assets in excess of $5,000,000, your purchase of the Bonds is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Bonds; or

(viii)
You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

NOTE: For the purposes of calculating your net worth, Net Worth is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the donor or grantor is the fiduciary and fiduciary directly or indirectly provides funds for the purchase of the Bonds.

Determination of Suitability

The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering have the responsibility to make every reasonable effort to determine that your purchase of Bonds in this offering is a suitable and appropriate investment for you based on information provided by you regarding your financial situation and investment objectives. In making this determination, these persons have the responsibility to ascertain that you:

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meet the minimum income and net worth standards set forth under “Plan of Distribution – Who May Invest ” above;

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can reasonably benefit from an investment in our Bonds based on your overall investment objectives and portfolio structure;

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are able to bear the economic risk of the investment based on your overall financial situation;

●
are in a financial position appropriate to enable you to realize to a significant extent the benefits described in this offering circular of an investment in our Bonds; and

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have apparent understanding of:

●
the fundamental risks of the investment;

●
the risk that you may lose your entire investment;

●
the lack of liquidity of our Bonds;

●
the restrictions on transferability of our Bonds; and

●
the tax consequences of your investment.

Relevant information for this purpose will include at least your age, investment objectives, investment experience, income, net worth, financial situation, and other investments as well as any other pertinent factors. The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering must maintain, for a six-year period, records of the information used to determine that an investment in Bonds is suitable and appropriate for you.

The Offering

We are offering up to $50,000,000 in the aggregate of our Bonds to the public through our Managing Broker-Dealer at a price of $1,000.00 per Bond. As of the date of this Offering Circular, we have sold $5,663,079 of Bonds in the offering.

Prior to each closing, the proceeds received in the offering will be kept in an escrow account held by UMB Bank as escrow agent.

Our manager has arbitrarily determined the selling price of the Bonds and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding Bonds.

The Bonds are being offered on a “best efforts” basis, which means generally that the Managing Broker-Dealer is required to use only its best efforts to sell the Bonds and it has no firm commitment or obligation to purchase any of the Bonds. The offering will continue until the Offering Termination Date, subject to extension in the sole discretion of GK Real Estate for an additional twelve (12) months. We will conduct closings in this offering at least monthly, on the last day of the applicable month, assuming there are funds to close, until the Offering Termination Date. Once a subscription has been submitted and accepted by our company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on or before a closing date and accepted by our company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on or before a closing date but not accepted by the Company prior to such closing, any such subscriptions will be closed on the next closing date. The offering will be made on a best-efforts basis through JCC, our Managing Broker-Dealer.

Managing Broker-Dealer and Compensation We Will Pay for the Sale of Our Bonds

Our Managing Broker-Dealer, JCC, will receive selling commissions equal to 5.5% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members. Our Managing Broker-Dealer will also receive a Managing Broker-Dealer Fee of up to 2.5% of aggregate gross offering proceeds, which it may re-allow, in whole or in part to the Selling Group Members, as compensation for acting as the Managing Broker-Dealer. Additionally, we have agreed to pay to our Managing Broker-Dealer a non-accountable marketing and due diligence expense reimbursement in an amount up to 1% of aggregate gross offering proceeds, which will be re-allowed to the Selling Group Members. The aggregate of the selling commissions, the Managing Broker-Dealer Fee and non-accountable marketing and due diligence expense reimbursements equate to a maximum amount of 9% of gross proceeds from this offering.

Set forth below is a table indicating the estimated compensation and expenses that will be paid in connection with the offering to our Managing Broker-Dealer.

	Per Bond	Total Maximum
Offering:
Price to public	$1,000.00	$50,000,000
Less selling commissions	$55.00	$2,750,000
Less Managing Broker-Dealer Fee	$25.00	$1,250,000
Less Non-accountable Marketing and Due Diligence Expense Reimbursements	$10.00	$500,000
Remaining Proceeds	$910.00	$45,500,000

We have agreed to indemnify our Managing Broker-Dealer, the Selling Group Members and selected registered investment advisors, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

Included within the compensation described above and not in addition to, our manager may pay certain costs associated with the sale and distribution of our Bonds, including salaries of wholesalers. We will not reimburse our manager for such payments. Nonetheless, such payments will be deemed to be “underwriting compensation” by FINRA. In accordance with the rules of FINRA, the table above sets forth the nature and estimated amount of all items that will be viewed as “underwriting compensation” by FINRA that are anticipated to be paid by us and our sponsor in connection with the offering. The amounts shown assume we sell all of the Bonds offered hereby and that all Bonds are sold in our offering through Selling Group Members, which is the distribution channel with the highest possible selling commissions and a Managing Broker-Dealer Fee.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase any of our Bonds; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the Bonds.

Other Compensation

We intend to reimburse our Manager for the cumulative organizational and offering expenses incurred by our Manager and its affiliates in connection with this offering and our organization, including advanced expenses and any organizational and offering expenses incurred in prior periods related to this offering, in an amount equal to up to 2.5% of the gross offering proceeds from this offering (assuming no Bonds are sold subject to a volume-weighted discount, up to $1,250,000 if the maximum offering amount is sold). Our manager will pay our actual organizational and offering expense out of the organizational and offering fee. Our manager will be entitled to retain as compensation for promoting the offering any amount by which 2.50% of the gross proceeds raised in the offering, the organizational and offering fee, exceeds the actual organizational and offering expenses. To the extent actual organizational and offering expenses exceed 2.50% of the gross proceeds raised in the offering, the organizational and offering fee, our manager will pay such amounts without reimbursement from us. As of the date of this Offering Circular, the Manager has incurred approximately $135,930 of such organizational and offering expenses.

Our Manager intends to use, in whole or in part, the aforementioned organizational and offering fee to reimburse the Managing Broker-Dealer for its underwriting expenses in connection with the offering. Such underwriting expenses of the Managing Broker-Dealer may include, without limitation, fees paid by registered representatives associated with the Managing Broker-Dealer to attend retail seminars sponsored by Selling Group Members, costs associated with sponsoring conferences, including reimbursements for registered representatives associated with Selling Group Members to attend educational conferences sponsored by us or the Managing Broker-Dealer, reimbursements for customary lodging, meals and reasonable entertainment expenses and promotional items, technology costs and legal fees of the Managing Broker-Dealer. The marketing fees may be paid to any particular Selling Group Member based upon prior or projected volume of sales and the amount of marketing assistance and the level of marketing support provided by a Selling Group Member in the past and anticipated to be provided in this offering. Any such underwriting expenses must comply with FINRA Rules, including FINRA Rules concerning non-cash compensation. In no event will the maximum amount of underwriting compensation from any source (including fees described in this paragraph, or the selling commissions, the Managing Broker-Dealer Fee and non-accountable marketing and due diligence expense reimbursements discussed above) payable to underwriters, broker-dealers or affiliates exceed 10% of the gross offering proceeds of this offering.

The Company may also reimburse the Managing Broker-Dealer and the Selling Group Members for their bona fide out-of-pocket itemized and detailed due diligence expenses from sources other than proceeds of this offering.

Limitations on Underwriting Compensation

The Managing Broker-Dealer will monitor the aggregate amount of underwriting compensation that we and the Manager pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules, including FINRA Rule 2310, which prohibits underwriting compensation in excess of 10% of the gross offering proceeds.

Volume-Weighted Discount - Applicable to All Purchasers

We are offering the volume-weighted Discount to the Price to Public of $1,000.00 described below. The Discount applicable to certain sales is specified in the table below.

Purchase Amount	Discount	Resulting Price Per Bond
20 – 29 Bonds	3%	$970
30 – 39 Bonds	4%	$960
40 or more Bonds	5%	$950

All other terms of the offering and the Bonds, including the Price to Public of $1,000.00 shall remain the same. The Bonds shall continue to be denominated in $1,000.00 increments. Any Discounts applied will reduce net proceeds to the company. If Bonds are sold at volume-weighted discounts, then selling commissions, Managing Broker-Dealer Fee, non-accountable marketing and due diligence expense reimbursements, organizational and offering fee and amount available for investment will be reduced in proportion to such Discounts.

The company may terminate application of Discount at any time in its sole discretion by filing a supplement to the Offering Statement of which this Offering Circular is a part with the SEC at least thirty (30) calendar days prior to the termination date of Discount as a termination notice to the investors. Any investors who submit the subscription materials and funds required by the company on or before the Discount termination date should qualify for application of the Discount; any investors who submit the subscription materials and funds required by the company after the Discount termination date should not qualify for application of the Discount.

Discounts for Bonds Purchased by Certain Persons

We may pay reduced or no selling commissions and/or Managing Broker-Dealer Fees in connection with the sale of Bonds in this offering to:

●
registered principals or representatives of our dealer-manager or a participating broker (and immediate family members of any of the foregoing persons);

●
our employees, officers and directors or those of our manager, or the affiliates of any of the foregoing entities (and the immediate family members of any of the foregoing persons), any benefit plan established exclusively for the benefit of such persons or entities, and, if approved by our board of directors, joint venture partners, consultants and other service providers;

●
clients of an investment advisor registered under the Investment Advisers Act of 1940 or under applicable state securities laws (other than any registered investment advisor that is also registered as a broker-dealer, with the exception of clients who have “wrap” accounts which have asset-based fees with such dually registered investment advisor/broker-dealer); or

●
persons investing in a bank trust account with respect to which the authority for investment decisions made has been delegated to the bank trust department.

For purposes of the foregoing, “immediate family members” means such person’s spouse, parents, children, brothers, sisters, grandparents, grandchildren and any such person who is so related by marriage such that this includes “step-” and “-in-law” relations as well as such persons so related by adoption. In addition, participating brokers contractually obligated to their clients for the payment of fees on terms inconsistent with the terms of acceptance of all or a portion of the selling commissions and/or Managing Broker-Dealer Fees may elect not to accept all or a portion of such compensation. In that event, such Bonds will be sold to the investor at a per Bond purchase price, net of all or a portion of selling commissions. All sales must be made through a registered broker-dealer participating in this offering, and investment advisors must arrange for the placement of sales accordingly through the Managing Broker-Dealer. The net proceeds to us will not be affected by reducing or eliminating selling commissions and/or Managing Broker-Dealer Fees payable in connection with sales to or through the persons described above. Purchasers purchasing net of some or all of the selling commissions and Managing Broker-Dealer Fees will receive Bonds in principal amount of $1,000 per Bond purchased.

Either through this offering or subsequently on any secondary market, affiliates of our company may buy bonds if and when they choose. There are no restrictions to these purchases. Affiliates that become Bondholders will have rights on parity with all other Bondholders.

How to Invest

Subscription Agreement

All investors will be required to complete and execute a subscription agreement in the form filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The subscription agreement is available from your registered representative or financial adviser and should be delivered to GK Investment Property Holdings II, LLC, c/o Great Lakes Fund Solutions at 500 Park Avenue, Suite 114, Lake Villa, Illinois 60046, together with payment in full by check or wire of your subscription purchase price in accordance with the instructions in the subscription agreement. We anticipate that we will hold closings for purchases of the Bonds on a semi-monthly or monthly basis. You should pay for your Bonds by check payable to or wire transfer directed to “UMB Bank as escrow agent for GK Investment Property Holdings II 7% Bonds.”

Proceeds will be held with the escrow agent in an escrow account subject to compliance with Exchange Act Rule 15c2-4 until closing occurs. Our Managing Broker-Dealer and/or the Selling Group Members will submit a subscriber’s form(s) of payment, generally by noon of the next business day following receipt of the subscriber’s subscription agreement and form(s) of payment.

You will be required to represent and warrant in your subscription agreement that your investment in the Bonds does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person, or that you are an accredited investor as defined under Rule 501 of Regulation D. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the Bonds for your own account and that your rights and responsibilities regarding your Bonds will be governed by the indenture and the form of global bond certificate each filed as an exhibit to the Offering Statement of which this Offering Circular is a part.

Book-Entry, Delivery and Form

All Bonds are being issued to investors in book-entry only format and will be represented by global bond certificates, or certificates, deposited with a nominee holder. The nominee holders are: (i) the Depository Trust Company, or DTC, or its nominee Cede & Co. for purchasers purchasing through DTC participants; and (ii) Direct Transfer LLC, or Direct Transfer, for purchasers not purchasing through a DTC Participant.

We have gained eligibility for the Bonds to be issued and held through the book-entry systems and procedures of DTC and intend for all Bonds purchased through DTC participants to be held via DTC’s book-entry systems and to be represented by certificates registered in the name of Cede & Co. (DTC’s nominee). For investors not purchasing through a DTC participant, the certificates representing their Bonds will be registered in the name of, and held by Direct Transfer. We may, in our sole discretion, alter the nominee for Bonds sold without a DTC participant.

So long as nominees as described above are the registered owners of the certificates representing the Bonds, such nominees will be considered the sole owners and holders of the Bonds for all purposes of the Bonds and the Indenture. Owners of beneficial interests in the Bonds will not be entitled to have the certificates registered in their names, will not receive or be entitled to receive physical delivery of the Bonds in definitive form and will not be considered the owners or holders under the Indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a Bond registered to DTC or its nominee must rely on either the procedures of DTC or its nominee on the one hand, and, if such entity is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a Bondholder. Purchasers owning a beneficial interest in a Bond registered to Direct Transfer, or another nominee holder as selected by our company, will rely on the procedures of Direct Transfer or such nominee holder in order exercise its rights a Bondholder.

As a result:

●
you will not be entitled to receive a certificate representing your interest in the Bonds;

●
all references in this Offering Circular to actions by Bondholders will refer to actions taken by DTC upon instructions from its direct participants, or by Direct Transfer by Bondholders holding beneficial interests in the Bonds registered in its name; and

●
all references in this Offering Circular to payments and notices to Bondholders will refer either to (i) payments and notices to DTC or Cede & Co. for distribution to you in accordance with DTC procedures, or (ii) payments and notices to Direct Transfer or such other nominee holder for distribution to you in accordance with their applicable procedures.

The Depository Trust Company

We have obtained the information in this section concerning DTC and its book-entry systems and procedures from sources that we believe to be reliable. The description of the clearing system in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC will act as securities depositary for the Bonds registered in the name of its nominee, Cede & Co. DTC is:

●
a limited-purpose trust company organized under the New York Banking Law;

●
a “banking organization” under the New York Banking Law;

●
a member of the Federal Reserve System;

●
a “clearing corporation” under the New York Uniform Commercial Code; and

●
a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of Bonds under DTC’s system must be made by or through direct participants, which will receive a credit for the Bonds on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Bonds.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Direct Transfer LLC

All Bonds not purchased through a DTC participant will be registered in the name of Direct Transfer. Direct Transfer is a Delaware corporation. Direct purchasers of Bonds registered through Direct Transfer will receive a credit for Bonds on Direct Transfer’s records. Beneficial owners registered through Direct Transfer will receive written confirmation from UMB Bank, our Bond registrar, upon closing of their purchases. Transfers of Bonds registered to Direct Transfer will be accomplished by entries made on the books of UMB Bank at the behest of Direct Transfer acting on behalf of its beneficial holders.

Book-Entry Format

Under the book-entry format, UMB Bank, as our paying agent, will pay interest or principal payments to Cede & Co., as nominee of DTC, and to Direct Transfer. DTC will forward all payments it receives to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. Direct Transfer will forward payments directly to beneficial owners of Bonds registered to Direct Transfer. You may experience some delay in receiving your payments under this system. Neither we, the trustee, nor any paying agent or sub-paying agent has any direct responsibility or liability for the payment of principal or interest on the Bonds to owners of beneficial interests in the certificates.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Bonds. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the Indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants or of Direct Transfer or Great Lakes. In addition, we and the trustee under the Indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants or Direct Transfer or Great Lakes relating to or payments made on account of beneficial ownership interests in the Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a Bondholder under the Indenture, and you can only exercise the rights of a Bondholder indirectly through DTC and its direct participants or through Direct Transfer, as applicable. DTC has advised us that it will only take action regarding a Bond if one or more of the direct participants to whom the Bond is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the Bonds as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge Bonds, and to take other actions, may be limited because you will not possess a physical certificate that represents your Bonds.

If the global bond certificate representing your Bonds is held by DTC, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via DTC. The trustee will communicate directly with DTC. DTC will then communicate to direct participants. The direct participants will communicate with the indirect participants, if any. Then, direct participants and indirect participants will communicate to beneficial owners. Such communications will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If the global bond certificate representing your Bonds is held by Direct Transfer, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via Direct Transfer. The trustee will communicate directly with Direct Transfer, which will communicate directly or through Great Lakes Fund Solutions, who may be designated by Direct Transfer to handle investor communications on its behalf, with the beneficial owners.

The Trustee

UMB Bank has agreed to be the trustee under the Indenture. The Indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us and our affiliates.

The Indenture provides that in case an Event of Default (as defined herein) specified in the Indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee.

The trustee may resign at any time, or may be removed by the holders of a majority of the principal amount of then-outstanding Bonds. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee, we may remove the trustee or a court of competent jurisdiction may remove the trustee upon petition of a holder of certificates. However, no resignation or removal of the trustee may become effective until a successor trustee has been appointed.

We are offering the Bonds pursuant to an exemption to the Trust Indenture Act of 1939, or the Trust Indenture Act. As a result, investors in our Bonds will not be afforded the benefits and protections of the Trust Indenture Act. However, in certain circumstances, our Indenture makes reference to the substantive provisions of the Trust Indenture Act.

Registrar and Paying Agent

We have designated UMB Bank as paying agent for the Bonds and Direct Transfer as sub-paying agent in respect of Bonds registered to it. UMB Bank will also act as registrar for the Bonds. The Bonds will be issued in book-entry form only, evidenced by global certificates, as such, payments will be made to DTC, its nominee or to Direct Transfer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We are managed by GK Development, Inc., d/b/a GK Real Estate, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Operating Results

As of December 31, 2019, we had not commenced active operations. We had not acquired any properties or other assets, and our management was not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial rental real estate industry and real estate generally, which may have been reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Set forth below is a discussion of our operating results for the first half of 2020, from January 1, 2020 to June 30, 2020. As of June 30, 2020, we had not yet acquired an asset. However, as discussed further below, on May 12, 2020, the Company formed RF Grocery, LLC, an Illinois limited liability company, or RF Grocery, for the purpose of acquiring a real property located in 7501 North Avenue, River Forest, Illinois, or 7501 North Avenue. RF Grocery entered into a purchase and sale agreement to acquire 7501 North Avenue on May 27, 2020.

For the six-month period ended June 30, 2020, we had revenue of $0 and a consolidated net loss of $76,213.

Liquidity and Capital Resources

We are offering and selling to the public in this offering up to $50,000,000 in the aggregate of our Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our Bond Service Obligations. Generally, we will fund our acquisitions from the net proceeds of this offering. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65% of the cost of our investments. See "Investment Policies" for more information.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond Service Obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the Debt Service Reserve. Moreover, our manager may change this policy, in its sole discretion, at any time. See "Description of Company's Securities – Certain Covenants" in this Offering Circular for more information.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

As of June 30, 2020, we had cash on hand of $1,572,419 and restricted cash (funded reserves) of $135,256. The funded reserves are comprised of a bond service reserve of $135,256, which is required pursuant to the Bond Indenture Agreement which requires that 7% of the gross proceeds from this offering be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through January 28, 2021.

As of June 30, 2020, $2,340,059 of the Bonds had been sold.

Trend Information

As of June 30, 2020, we had sold $2,340,059 of Bonds in the offering. We had used $200,000 of the net proceeds from the offering as a deposit for RF Grocery for the purpose of acquiring Fresh Thyme Farmers Market. We expect to use the proceeds from the bond offering to pursue real estate equity investments with significant potential value creation in emerging growth markets and thereby increase cash flows.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results. We are unable to quantify the impact COVID-19 may have on us at this time.

GENERAL INFORMATION AS TO OUR COMPANY

GK Investment Property Holdings II, LLC is a Delaware limited liability company formed on July 11, 2019 that invests in and operates commercial rental properties, leases such properties to multiple tenants, and makes such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc. dba GK Real Estate, our manager, deems appropriate. Our company owns one property, Fresh Thyme Farmers Market, as of the date of this Offering Circular. The office of our company and GK Real Estate are located at 257 East Main Street, Suite 200, Barrington, IL 60010, and the telephone number is (847) 277-9930.

Since 1995, GK Real Estate and its management team has had experience successfully acquiring, redeveloping and managing a diversified portfolio of office, retail and multifamily real estate properties. GK Real Estate controls a portfolio of real estate assets currently valued at over $500 million which represents 5.4 million square feet of office, multifamily and commercial space throughout the U.S.

GK Real Estate’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Real Estate and our company. See “Directors and Executive Officers” for more information on the management team of GK Real Estate and our company.

Operating Agreement

Formation and Purpose

Our company was formed on July 11, 2019. Our company is governed by its operating agreement, dated as of July 11, 2019 and entered into under the laws of the State of Delaware, or the Operating Agreement. Under the Operating Agreement, our company was formed with the intent to acquire, own, redevelop, and operate commercial real estate. Notwithstanding the intended purposes of our company, pursuant to the Operating Agreement, our company is permitted to transact any lawful business not required to be stated specifically in the Operating Agreement and for which limited liability companies may be formed under the Delaware Limited Liability Company Act (Title 6, Subtitle II, Chapter 18), as amended from time to time. See “Risk Factors – Risks Related to this Offering and Our Corporate Structure” for more information.

Management

The management of our company is entrusted solely to GK Real Estate for as long as it remains the sole manager of our company. Only the members of our company have the right to remove our manager, and only if our manager has made a decision to file a voluntary petition or otherwise initiate proceedings to have it adjudicated insolvent, or to seek an order for relief as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors; to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, to make any general assignment for the benefit of creditors of our company, to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions. Bondholders will have no rights in the management of our company.

Under the Operating Agreement, certain powers are reserved for our manager. The approval of our manager is required for the following actions with respect to our company:

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Amendment of the Certificate of Formation or the Operating Agreement;

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The conversion of our company to another type of entity organized within or without the state of Delaware, including without limitation, a limited partnership;

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Merger, equity interest exchange, business combination or consolidation with any other entity, excepting a wholly-owned subsidiary;

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Creating or authorizing any new class or series of units or equity, or selling, issuing or granting additional units;

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A decision to file a voluntary petition or otherwise initiate proceedings to have our company adjudicated insolvent, or seeking an order for relief of our company as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors with respect to our company; or to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, or to make any general assignment for the benefit of creditors of our company, or to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions;

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Any decision to dissolve or liquidate our company, except as specifically set forth in the Operating Agreement;

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Approving any budget or strategic or business plan for our company or any of its affiliates;

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Except with respect to an affiliate of our company, making any investment in any entity;

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Encumbering all of the assets of our company or any affiliate of our company; and

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Making any distributions of Company cash or other property except as specifically provided in the Operating Agreement.

Membership

Our company has one class of units, Class A Units. Mr. Garo Kholamian owns 100% Membership Interest, individually. As a result, Mr. Garo Kholamian has a beneficial Membership Interest of 100%.

Membership provides certain protections and rights to the members. Pursuant to the Operating Agreement, upon approval by GK Real Estate and recommendation to the members, a majority of the members, either present and voting at a meeting duly called and held or acting by written consent shall be required to approve the following actions with respect to our company:

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Amendment of the Certificate of Formation or, subject to Section 10.13, the Operating Agreement;

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Merger, equity interest exchange, business combination or consolidation with any other Person, except a wholly-owned subsidiary, in which our company is not the surviving entity;

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A Terminating Capital Transaction;

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A decision to file a voluntary petition or otherwise initiate proceedings to have our company adjudicated insolvent, or seeking an order for relief of our company as debtor under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.); to file any petition seeking any composition, reorganization, readjustment, liquidation, dissolution or similar relief under the present or any future federal bankruptcy laws or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency, or other relief for debtors with respect to our company; or to seek the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of our company or of all or any substantial part of the assets of our company, or to make any general assignment for the benefit of creditors of our company, or to admit in writing the inability of our company to pay its debts generally as they become due, or to declare or effect a moratorium on our company’s debt or to take any action in furtherance of any of the above proscribed actions; or

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Any decision to dissolve or liquidate our company, except as specifically set forth in this Agreement.

Indemnification

Our Operating Agreement limits the liability of our manager, GK Real Estate and certain other persons or entities. See “Limitations on Liability” in this Offering Circular for more information.

Incentive Grants

We may provide incentive grants of economic profit interest of the company to our employees in the future. Time, manners and terms of such grants, which will be subject to the sole discretion of the company, have not been determined as of the date of this Offering Circular.

POLICY WITH RESPECT TO CERTAIN ACTIVITIES

Issuance of Additional Securities

Except for those actions specifically discussed in this Offering Circular, the issuing of the Bonds will not impose any restrictions on the ability of our company to issue additional bonds, debt, preferred equity or other security. The Bonds are our direct, senior unsecured obligations and:

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rank equally with each other and with all of our existing and future unsecured and unsubordinated indebtedness outstanding from time to time;

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rank senior to all of our future indebtedness that by its terms is expressly subordinate to the Bonds;

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effectively are structurally subordinated to all existing and future indebtedness and other obligations of each of our subsidiaries, including the claims of mortgage lenders holding secured indebtedness, as to the specific property receiving each lender’s mortgage and other secured indebtedness.

See “Description of Bonds - Certain Covenants” for more information.

Reports

We will furnish the following reports to each Bondholders:

Reporting Requirements under Tier II of Regulation A. We are required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We are required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports is triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31st, our manager will cause to be mailed or made available, by any reasonable means, to each Bondholder as of a date selected by our manager, an annual report containing financial statements of our company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, Company equity and cash flows, with such statements having been audited by an accountant selected by our manager. Our manager shall be deemed to have made a report available to each Bondholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and such report is publicly available on such system or (ii) made such report available on any website maintained by our company and available for viewing by the Bondholders.

INVESTMENT POLICIES OF OUR COMPANY

Investment Strategy

Our company focuses on investments in existing, income-producing, commercial rental real estate that will benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redevelopment, renovation, refinancing, repositioning and sale. GK Real Estate intends to actively participate in the management of our company’s properties, rather than holding the properties as passive investments. The objective of this strategy is to maximize cash flow and property value at the time of final disposition. By doing this, GK Real Estate maximizes the potential of our company to pay its obligations under the Bonds as they become due. Holding periods for our company’s investments will vary depending on a number of factors.

Our acquisition focus is concentrated on quality assets with credit tenants in markets with strong growth demographics. We specifically target office locations in growth corridors with access to mass transit and look for stabilize, well-maintained properties that have a diversified tenant mix. Our retail property focus has an emphasis on properties well positioned for the future, including junior box centers anchored by tenants resistant to incursions by e-tailers and service providers which have limited online counterparts.

Our company plans to acquire, properties on a leveraged basis, operate them in a manner to maximize their value (including execution of any of the aforementioned strategies), and then sell or refinance them to realize a return.

Our company generally will purchase individual properties, but in some cases, it may consider the purchase of a portfolio of properties. Neither the Operating Agreement nor the Indenture limits the amount our company may invest in a single property; however, GK Real Estate intends to diversify our company’s real estate investments.

Our company does not intend to act as a land developer in that it is has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use undeveloped real property or “raw land,” as a ground up development. Our company, engaging in its commercial real estate activities, may have the opportunity to acquire commercial real property which includes unimproved pad sites for future development and lease-up opportunities. In such instances, our company will retain the unimproved pad sites for ground lease, build-to-suit and/or sell opportunities. In situations where our company has the opportunity to acquire commercial real property which includes a large tract of developable raw land, the developable raw land will not be acquired by our company, but by an entity affiliated with GK Real Estate. Our company may choose to redevelop real property for an alternative use than intended when originally acquired or developed.

Our company owns one property, Fresh Thyme Farmers Market, as of the date of this Offering Circular. See “Description of Real Estate” for more information.

Dispositions

We may from time to time dispose of properties if, based upon management’s periodic review of our portfolio, our manager determines such action would be in our best interest. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, either in connection with acquiring interests in other properties or from investors to raise equity capital.

Leverage of Properties

Our company may borrow money to acquire its properties when GK Real Estate determines that it is advantageous to our company. By operating on a leveraged basis, our company expects that it will have more funds available for investment in properties and other investments. This will allow our company to make more investment than would otherwise be possible, resulting in a more diversified portfolio. Although our company expects its liability for the repayment of indebtedness to be limited to the value of the specific property securing the liability and the rents or profits derived therefrom, our company’s use of leverage may increase the risk of default on the mortgage payments and a resulting foreclosure of a particular property. See “Risk Factors” for more information.

Our company may borrow any amount necessary to enable our company to invest the proceeds of this offering in properties. Our company intends to borrow up to the maximum amount available from its lenders, thus increasing the number of properties that our company can acquire as well as enhancing the yield to our company. GK Real Estate’s experience with prior real estate programs with similar commercial rental properties has been that lender’s preferences will be to make loans with an approximately 60-70% loan-to-value ratio in respect to the properties in the class targeted by our company. Therefore, our company believes that its aggregate loan-to-value on its portfolio will be approximately 65%.

GK Real Estate may choose to refinance our company’s properties during the term of a loan. The benefits of refinancing may include an increased cash flow resulting from reduced debt service requirements, thus an increase in cash available for payments under the Bonds, and an increase in property ownership if refinancing proceeds are reinvested in real estate.

Investments in Real Estate Mortgages

Our business objectives emphasize equity investments in commercial rental property. Although we do not presently intend to invest in mortgages or deeds of trust, other than in a manner that is ancillary to an equity investment, we may elect, in our discretion, to invest in mortgages and other types of real estate interests, including, without limitation, participating or convertible mortgages. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

Investment in Other Securities

Other than as described above, we do not intend to acquire any additional securities such as bonds, preferred stocks or common stock, for investment purposes. From time to time, we may elect to acquire properties through co-investment or joint venture structures. In such an instance, we intend to structure such investments so that we maintain control of the property-owning subsidiary.

Investment Company Act Considerations

We intend to conduct our operations so that our company and our subsidiaries are each exempt from registration as an investment company under the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

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pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and

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pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis. “Investment securities” does not include U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to conduct our operations so that our company and most, if not all, of its wholly-owned and majority-owned subsidiaries own or proposes to acquire “investment securities” having a value of not more than 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. We will continuously monitor our holdings on an ongoing basis to determine the compliance of our company and each wholly-owned and majority-owned subsidiary with this test. We expect that most, if not all, of our company’s wholly-owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” We believe that our company and most, if not all, of its wholly-owned and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither our company nor any of its wholly-owned or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, our company and its subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

We will classify our assets for purposes of the Investment Company Act, including our 3(c)(5)(C) exclusion, in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the 55%/80% tests, we will classify the assets in which we invest as follows:

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Real Property. Based on the no-action letters issued by the SEC staff, we will classify our fee interests in real properties as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions affecting the joint venture; otherwise, such investments will be classified as real estate-related assets. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.

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Securities. We intend to treat as real estate-related assets debt and equity securities of both non-majority owned publicly traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets.

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Loans. Based on the no-action letters issued by the SEC staff, we will classify our investments in various types of whole loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. However, we will consider loans with loan-to-value ratios in excess of 100% to be real estate-related assets. We will treat our mezzanine loan investments, if any, as qualifying assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the guidance published by the SEC staff in a no-action letter that discusses the classifications of Tier 1 mezzanine loans under Section 3(c)(5)(C) of the Investment Company Act.

We will classify our investments in construction loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. With respect to construction loans that are funded over time, we will consider the outstanding balance (i.e., the amount of the loan actually drawn) as a qualifying asset. The SEC staff has not issued no-action letters specifically addressing construction loans. If the SEC staff takes a position in the future that is contrary to our classification, we will modify our classification accordingly.

Consistent with no-action positions taken by the SEC staff, we will consider any participation in a whole mortgage loan, including B-Notes, to be a qualifying real estate asset only if: (1) we have a participation interest in a mortgage loan that is fully secured by real property; (2) we have the right to receive our proportionate share of the interest and the principal payments made on the loan by the borrower, and our returns on the loan are based on such payments; (3) we invest only after performing the same type of due diligence and credit underwriting procedures that we would perform if we were underwriting the underlying mortgage loan; (4) we have approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) if the loan becomes non-performing, we have effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

We will base our treatment of any other investments as qualifying assets and real estate-related assets on the characteristics of the underlying collateral and the particular type of loan (including whether we have foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and we will make these determinations in a manner consistent with guidance issued by the SEC staff.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit the ability of our company and its subsidiaries to invest directly in mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities and real estate companies or in assets not related to real estate. Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration for our company or each of our subsidiaries.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the Section 3(c)(5)(C) exclusion, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.

DESCRIPTION OF OUR PROPERTY

We currently own one asset, our interest in Fresh Thyme Farmers Market, through our ownership of a membership interest in our subsidiary, RF Grocery, as further described below.

Fresh Thyme Farmers Market

On July 17, 2020, our company, through RF Grocery, a subsidiary of our company, completed the acquisition of a 28,220 square foot retail property leased to a single tenant occupying 100% of the property, Fresh Thyme Farmers Market, located at 7501 West North Avenue in River Forest, IL, from 7501 W. North Avenue, LLC, or the Seller.

The original 15-year lease terminates June 30, 2032, with four options to extend for an additional five years each. The lease includes base annual rent of $620,840 ($22.00 per square-foot) and rent increases of $1.50 per square-foot every five years and has a Meijer Companies, Ltd. guaranty, which expires on June 21, 2022. The lease is a triple net lease. The tenant pays all operating expenses directly, and our company is responsible for the structure and roof. There is no option for the tenant to purchase the property in the existing lease agreement.

Currently, we have no plans for the renovation, improvement or development of the property other than roof repairs required pursuant to the terms of our Loan (as defined below). The property is competitively located on the south side of a primary east-west thoroughfare within the Chicago metropolitan area, and a significant number of vehicles pass the property each day. The property benefits from a strategic neighborhood location in proximity to the housing stock in the area and features a dense, affluent population base.

The following chart provides the details of how tax depreciation is calculated at the property.

	Federal Tax Basis	Method	Life in Years
Land	$2,892.246	N/A	N/A
Building	$2,915,184	Straight Line	30
Land Improvements	$173,893	Straight Line	11
Personal Property	$0	N/A	N/A
Tenant Improvements	$583,779	Straight Line	12
Total Consideration	$6,565,102

The following chart provides the details of how taxes are assessed at the property.

Fresh Thyme Farmers Market
Realty Tax Rate	10.646%
Annual Realty Taxes	$88,630

The contract purchase price for Fresh Thyme Farmers Market was $8,050,000, and total acquisition cost was $8,214,213 including financing fees paid to the lender and other closing costs. Of the total acquisition cost, $5,190,000 was funded by a first mortgage loan secured by Fresh Thyme Farmers Market, or the Loan. The Loan bears interest at a variable rate of 2.2% above LIBOR, subject to an interest rate floor of 3.2%, with a maturity date of July 17, 2025. The payments on the Loan are expected to be paid monthly and will be interest only for the first year followed by principal and interest payments amortized over 25 years for the remainder of the term of the Loan. The Loan can be repaid at any time, and there is no prepayment penalty associated with prepayment. The principal balance to be due at maturity assuming no payment has been made on principal in advance of the Loan's due date would be $5,190,000. If our company makes the regularly scheduled monthly principal and interest payments, the amount due at maturity will be $4,611,418.

Pursuant to the amended and restated operating agreement of RF Grocery dated July 17, 2020, or the A&R Operating Agreement, $1,824,213 of the total purchase price was funded by proceeds raised from the offering of bonds pursuant to the Offering Circular through a capital contribution to RF Grocery. The remaining $1,200,000 of the total purchase price was funded through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust, or the Preferred Member, which received preferred equity in RF Grocery in exchange for the investment, or the Preferred Equity. On December 17, 2020, RF Grocery redeemed and retired 100% of the Preferred Member’s Preferred Equity interests for $1,308,000, and the A&R Operating Agreement was amended to this effect.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Bonds, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Code, current, temporary and proposed U.S. Treasury regulations issued under the Code, or collectively the Treasury Regulations, the legislative history of the Code, IRS rulings, pronouncements, interpretations and practices, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the Bonds. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

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a broker-dealer or a dealer in securities or currencies;

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an S corporation;

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a bank, thrift or other financial institution;

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a regulated investment company or a real estate investment trust;

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an insurance company

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a tax-exempt organization;

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a person subject to the alternative minimum tax provisions of the Code;

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a person holding the Bonds as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;

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a partnership or other pass-through entity;

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a person deemed to sell the Bonds under the constructive sale provisions of the Code;

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a U.S. person whose “functional currency” is not the U.S. dollar; or

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a U.S. expatriate or former long-term resident.

In addition, this discussion is limited to persons that purchase the Bonds in this offering for cash and that hold the Bonds as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the effect of any applicable state, local, non-U.S. or other tax laws, including gift and estate tax laws.

As used herein, “U.S. Holder” means a beneficial owner of the Bonds that is, for U.S. federal income tax purposes:

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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons that have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Bonds, the tax treatment of an owner of the entity generally will depend upon the status of the particular owner and the activities of the entity. If you are an owner of an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Bonds.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Bonds or that any such position would not be sustained.

THIS SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, POTENTIAL CHANGES IN APPLICABLE TAX LAWS AND THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

U.S. Holders

Interest

U.S. Holder generally will be required to recognize and include in gross income any stated interest as ordinary income at the time it is paid or accrued on the Bonds in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Bonds

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption (including a partial redemption), retirement or other taxable disposition of a Bond equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefore (less a portion allocable to any accrued and unpaid stated interest, which generally will be taxable as ordinary income if not previously included in such holder’s income) and the U.S. Holder’s adjusted tax basis in the Bond. A U.S. Holder’s adjusted tax basis in a Bond (or a portion thereof) generally will be the U.S. Holder’s cost therefore decreased by any payment on the Bond other than a payment of qualified stated interest. This gain or loss will generally constitute capital gain or loss. In the case of a non-corporate U.S. Holder, including an individual, if the Bond has been held for more than one year, such capital gain may be subject to reduced federal income tax rates. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

Certain individuals, trusts and estates are subject to a Medicare tax of 3.8% on the lesser of (i) ”net investment income”, or (ii) the excess of modified adjusted gross income over a threshold amount. Net investment income generally includes interest income and net gains from the disposition of Bonds, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the Medicare tax on their ownership and disposition of Bonds in light of their individual circumstances.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest and principal payments on the Bonds or proceeds upon the sale or other disposition of such Bonds (including a redemption or retirement of the Bonds). Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

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such holder fails to furnish its taxpayer identification number, or TIN, which, for an individual is ordinarily his or her social security number;

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the IRS notifies the payor that such holder furnished an incorrect TIN;

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in the case of interest payments such holder is notified by the IRS of a failure to properly report payments of interest or dividends;

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in the case of interest payments, such holder fails to certify, under penalties of perjury, that such holder has furnished a correct TIN and that the IRS has not notified such holder that it is subject to backup withholding; or

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such holder does not otherwise establish an exemption from backup withholding.

A U.S. Holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

Non-U.S. Holders are encouraged to consult their tax advisors.

DESCRIPTION OF BONDS

This description sets forth certain terms of the Bonds that we are offering pursuant to this Offering Circular. In this section, we use capitalized words to signify terms that are specifically defined in the Indenture, dated as of January 28, 2020, by and between us and UMB Bank, as trustee, or the trustee. This section contains definitions of certain capitalized terms that are used herein. We refer you to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this Offering Circular for which no definition is provided.

Because this section is a summary, it does not describe every aspect of the Bonds or the Indenture. We urge you to read the Indenture because that document and not this summary defines your rights as a Bondholders. Please review a copy of the Indenture. The Indenture is filed as an exhibit to the Offering Statement, of which this offering circular is a part, at www.sec.gov. You may also obtain a copy of the Indenture from us without charge. See “Where You Can Find More Information” for more information. You may also review the Indenture at the trustee’s corporate trust office at 1670 Broadway, Denver, Colorado 80202.

Ranking

The Bonds are our direct, senior unsecured obligations and:

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rank equally with each other and with all of our existing and future unsecured and unsubordinated indebtedness outstanding from time to time;

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rank senior to all of our future indebtedness that by its terms is expressly subordinate to the Bonds;

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effectively are structurally subordinated to all existing and future indebtedness and other obligations of each of our subsidiaries, including the claims of mortgage lenders holding secured indebtedness, as to the specific property receiving each lender’s mortgage and other secured indebtedness.

Manner of Offering

The offering is being made on a best-efforts basis through JCC Advisors, LLC, our Managing Broker-Dealer, as well as other selected dealers, or Selling Group Members. Our Managing Broker-Dealer, nor any Selling Group Member, will be required to purchase any of our Bonds.

Interest and Maturity

The Bonds will be offered in six series, Series A, Series B, Series C, Series D, Series E and Series F, with the sole difference between the series being their respective maturity dates. Each series of Bonds beginning with Series C will be offered for a total of six months. Series A, Series B, Series C, Series D, Series E and Series F Bonds will mature on February 28, 2025, August 31, 2025, February 28, 2026, August 31, 2026, February 28, 2027 and August 31, 2027, respectively, and each series of Bonds will bear interest at a fixed rate of 7% per annum. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond.

THE REQUIRED INTEREST PAYMENTS AND PRINCIPAL PAYMENT ARE NOT A GUARANTY OF ANY RETURN TO YOU NOR ARE THEY A GUARANTY OF THE RETURN OF YOUR INVESTED CAPITAL. While our company is required to make the Interest Payments, Principal Payment and Deferred Interest Payments as described in the Indenture and above, we do not intend to establish a sinking fund to fund such payments. Therefore, our ability to honor these obligations will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund those payments. If we cannot generate sufficient cash flow or procure additional financing to honor these obligations, we may need to liquidate some or all of our company’s assets to fund the payments, or we may not be able to fund the payments in their entirety or at all. If we cannot fund the above payments, Bondholders will have claims against us with respect to such violation.

Deferred Interest Payment

In addition, the company is obligated to pay Bondholders a cumulative non-compounding 1% Deferred Interest Payment on maturity dates of the Bonds in such series.

On maturity dates of the Bonds in such series, the company is obligated to pay the Bondholders a cumulative non-compounding Deferred Interest Payment at a fixed rate of 1% per annum. Deferred Interest Payments will not be made in the instances of any Optional Redemption or Death and Disability Redemption. See “Description of Bonds – Optional Redemption At The Option Of The Bondholders” and “Description of Bonds – Death and Disability Redemption” for more information.

While our company is required to make the Deferred Interest Payments, we do not intend to establish a sinking fund to fund such payments. Therefore, our ability to honor this obligation will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund those payments. If we cannot generate sufficient cash flow or procure additional financing to honor this obligation, we may need to liquidate some or all of our company’s assets to fund the payments, or we may not be able to fund the payments in their entirety or at all, which shall constitute an Event of Default. See “Description of Company’s Securities - Event of Default” for more information.

Optional Redemption at the Option of the Bondholder

The Bonds will be redeemable at the election of the Bondholder beginning on the one-year anniversary of last issuance date of the series of Bonds held by the Bondholder, or the Optional Redemption. In order to request redemption, the Bondholder must provide written notice to us at our principal place of business that the Bondholder requests redemption of all or a portion (consisting of at least 50%) of the Bondholder’s Bonds, or a Notice of Redemption. The price per Bond to be paid for redemptions made pursuant to Optional Redemption shall be $850 per Bond plus all accrued but unpaid interest on the Bonds being redeemed, excluding any Deferred Interest Payment. Deferred Interest Payments will not be made in the instances of Optional Redemption. We will have 120 days from the date the applicable Notice of Optional Redemption is provided to redeem the requesting Bondholder’s Bonds, subject to the limitations set forth in the Bond. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given Redemption Period (as defined below) is limited to an aggregate principal amount of Bonds equal to 3.75% of the aggregate principal of Bonds under the Indenture as of the close of business on the last business day of the preceding Redemption Period, or, if there be no preceding Redemption Period, then as of close of business on the first business day of such initial Redemption Period, or the 3.75% Limit. Any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy will be included in calculating the 3.75% Limit and will thus reduce the number of Bonds available to be redeemed pursuant to Optional Redemption. Optional Redemptions and Death and Disability Redemptions shall be subject to the company’s determination that the company has or will have cash available from operations or the sale of assets to make the requested redemptions, or the Cash Limitation. Optional Redemptions will occur in the order that notices are received. If the company is unable to redeem all Bonds for which Notices of Optional Redemption are received in any Redemption Period as a result of the 3.75% Limit or the Cash Limitation, the company will treat unsatisfied or partially unsatisfied redemption requests as a Notice of Optional Redemption for the following Redemption Period, unless such Notice of Optional Redemption is withdrawn. The company shall have no obligation to make Optional Redemptions following the listing of the Bonds on a national securities exchange. A Redemption Period shall be a period of three (3) calendar months, with Redemption Periods beginning on March 1, June 1, September 1 and December 1 of each calendar year.

Death and Disability Redemption

(a) Subject to subsection (b) below, within 45 days of the death or Qualifying Disability (as defined below), or a Holder Redemption Event, of a holder who is a natural person or a Person who beneficially holds Bonds represented by a global note, or a D & D Holder, the estate of such Person, such Person, or legal representative of such Person, may request the company to repurchase, without penalty in whole or in part, not less than 50% of, the Bonds held or beneficially held by such Person (including Bonds of such Person held or beneficially held in his or her individual retirement accounts), as the case may be, by delivering to the company a repurchase request; provided, however, that in the case of a repurchase request delivered by a Person who beneficially holds represented by a global note, such repurchase request shall be valid only if delivered through the depositary, in its capacity as the registered holder of the global note with respect to which such beneficial holder holds his or her beneficial interest in a Bond.

Qualifying Disability shall mean with respect to any Bondholder or beneficial holder, a determination of disability based upon a physical or mental condition or impairment arising after the date such Bondholder or beneficial holder first acquired Bonds. Any such determination of disability must be made by any of: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Benefits Administration, or the Applicable Governmental Agency, responsible for reviewing the disability retirement benefits that the applicable Bondholder or beneficial holder could be eligible to receive.

Any repurchase request for Death and Disability Redemption shall specify the particular Holder Redemption Event giving rise to the right of the holder or beneficial holder to have his or her Bonds or beneficial interest in a global note repurchased by the company. If a Bond or beneficial interest in a global note is held jointly by natural persons who are legally married, then a repurchase request may be made by (i) the surviving holder or beneficial holder upon the occurrence of a Holder Redemption Event arising by virtue of a death, or (ii) the disabled holder or beneficial holder (or a legal representative) upon the occurrence of a Holder Redemption Event arising by virtue of a Qualifying Disability. In the event a Bond or beneficial interest in a global note is held together by two or more natural persons that are not legally married (regardless of whether held as joint tenants, co-tenants or otherwise), neither of these persons shall have the right to request that the company repurchase such Bond or beneficial interest in a global note unless a Holder Redemption Event has occurred for all such co-holders or co-beneficial holders of such Bond. A holder or beneficial holder that is not an individual natural person does not have the right to request repurchase under Death and Disability Redemption.

(b) Upon receipt of a repurchase request under subsection (a) above, and subject to the limitations set forth in subsection (c) below, the company shall designate a date for the repurchase of such Bonds and notify the Trustee of such repurchase date, or the Repurchase Date, which date shall not be later than the 120th day following the date on which the company receives facts or certifications establishing to the reasonable satisfaction of the company the occurrence of a Holder Redemption Event. The repurchase price under Death and Disability Redemption shall equal either: (i) the price paid per Bond if the D & D Holder is the original purchaser of the Bonds from the company; or (ii) if the D & D Holder is not the original purchaser of the Bonds from the company, $1,000 per Bond, or the Repurchase Price. On the Repurchase Date, the company shall pay the Repurchase Price to the Paying Agent for payment to the holder, or the estate of the holder, in accordance with the terms of the Bond being repurchased and the Paying Agent shall pay out such Repurchase Price upon the surrender of the Bond to the Trustee. No interest shall accrue on a Bond to be repurchased under Death and Disability Redemption for any period of time on or after the Repurchase Date for such Bond, provided that the company has timely tendered the Repurchase Price to the Paying Agent. Deferred Interest Payments will not be made in the instances of Death and Disability Redemptions. Death and Disability Redemptions will not be subject to monetary penalties.

(c) All Death and Disability Redemptions shall be subject to the Cash Limitation. In addition, our obligation to redeem Bonds with respect to repurchase requests received under Death and Disability Redemption in any given Redemption Period is limited to an aggregate principal amount of Bonds equal to 1.25% of the aggregate principal of Bonds issued under the Indenture as of the close of business on the last business day of the preceding Redemption Period, or, if there be no preceding Redemption Period, then as of close of business on the first business day of such initial Redemption Period, or the 1.25% Limit.

(d) Repurchase requests under Death and Disability Redemption will be processed in the order in which they are received. If the company is unable to redeem all Bonds for which repurchase requests are received under Death and Disability Redemption in any Redemption Period as a result of the 1.25% Limit or the Cash Limitation, the company will treat unsatisfied or partially unsatisfied repurchase requests as a repurchase request for the following Redemption Period, unless such repurchase request is withdrawn. The company shall have no obligation to make repurchases under Death and Disability Redemption following the listing of the Bonds on a national securities exchange.

Redemption at the Option of the Company

We may redeem the Bonds at our option, in whole or in part at any time after their issuance. The redemption price for redemptions at the option of the company shall equal: (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid, plus, in all cases, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any Deferred Interest Payment on the Bonds to be redeemed, or the Company Redemption Price. If we plan to redeem the Bonds, we will give notice of redemption not less than 30 days nor more than 60 days prior to any redemption date to each such holder’s address appearing in the Bond Register maintained by the trustee. In the event we elect to redeem less than all of the Bonds, the particular Bonds to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Bond Service Reserve

Our company will be required to keep 7% of the gross offering proceeds from the sale of Bonds in each series in a reserve account with the trustee for a period of one (1) year following the initial issuance date of Bonds in such series. Each series of Bonds will have a separate reserve account which reserve account will be available solely for the payment of our company’s Bond Service Obligations relating to the particular series of Bonds. Provided no Event of Default has occurred and is continuing, following the expiration of one (1) year from the date of initial issuance of Bonds in a series, the remaining amount in any series reserve account shall be released to our company if our company is otherwise in compliance with all terms of the Bonds. If an Event of Default has occurred and is continuing, the Trustee shall apply any amounts in the Bond Service Reserve in accordance with the Indenture.

Merger, Consolidation or Sale

We may consolidate or merge with or into any other corporation, and we may sell, lease or convey all or substantially all of our assets to any corporation, provided that the successor entity, if other than us:

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is organized and existing under the laws of the United States of America or any United States, or U.S., state or the District of Columbia; and

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assumes all of our obligations to perform and observe all of our obligations under the Bonds and the Indenture;

and provided further that no Event of Default (as defined below) shall have occurred and be continuing.

Except as described below under “- Certain Covenants - Offer to Repurchase Upon a Change of Control Repurchase Event,” the Indenture does not provide for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the Indenture does not contain any provision which would protect the Bondholders against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

Certain Covenants

Secured Indebtedness

The Bonds would rank junior to any of our secured indebtedness; however, our company is not permitted to incur any indebtedness that would be senior to the Bonds, and none of our direct or indirect subsidiaries is permitted to incur any indebtedness other than indebtedness secured by a first position lien on real property acquired by us or one of our subsidiaries.

Appraisals

While any of the Bonds remain outstanding, the company shall commission or otherwise obtain an appraisal of each Property owned by the company or a subsidiary of the company to be dated on or before the second anniversary of the acquisition of such Property, and then on or before each subsequent anniversary of the prior appraisal.

Equity-Bond Ratio

The Bonds will be unsecured; however, while any of the Bonds remain outstanding, the sum of the aggregate Property Equity Values plus any cash or cash equivalents, as defined by GAAP, then held by the company shall be equal to or exceed seventy percent (70%) of aggregate principal amount of the outstanding Bonds, or the Equity-Bond Ratio. Except as otherwise provided in the Indenture, as long as the company complies with secured indebtedness restriction above and the Equity-Bond Ratio, the company and any of its subsidiary shall be entitled to incur additional indebtedness on the Properties.

As with all non-payment defaults, our company will have a 120-day cure period to cure any breach of the Equity-Bond Ratio covenant before a default may be declared relative to such covenant.

Cash Coverage Ratio

While any Bonds remain outstanding, the Indenture provides that our company will maintain cash and cash equivalents, as defined by GAAP, equal to at least 120% of our company’s Bond Service Obligations for a period of three (3) months. Our company will be required to make monthly reports of its cash and cash equivalents to the trustee to ensure compliance with the Cash Coverage Ratio covenant. If our company falls out of compliance with the Cash Coverage Ratio covenant, it will have 120 days to cure such non-compliance.

Offer to Repurchase Upon a Change of Control Repurchase Event

“Change of Control Repurchase Event” means (A) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the membership units entitling that person to exercise more than 50% of the total voting power of all the membership units entitled to vote in meetings of our company (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (B) following the closing of any transaction referred to in subsection (A), neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the Nasdaq Stock Market.

If a Change of Control Repurchase Event occurs, unless we have exercised our option to redeem the Bonds as described under “Description of Bonds – Redemption At The Option Of The Company,” we will make an offer to each Bondholder to repurchase all or any part of that Bondholder’s Bonds at a repurchase price equal to (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid, plus, in all cases, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any Deferred Interest Payment on the Bonds to be redeemed, or the Company Redemption Price.

Reports

We will furnish the following reports to each Bondholder:

Reporting Requirements under Tier II of Regulation A. We are required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We are required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending December 31st, our manager will cause to be mailed or made available, by any reasonable means, to each Bondholder as of a date selected by our manager, an annual report containing financial statements of our company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, Company equity and cash flows, with such statements having been audited by an accountant selected by our manager. Our manager shall be deemed to have made a report available to each Bondholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and such report is publicly available on such system or (ii) made such report available on any website maintained by our company and available for viewing by the Bondholders.

Insurance

We will, and will cause each of our subsidiaries to, keep all of its insurable property insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having an A.M Best policy holder’s rating of not less than A-V.

Payment of Taxes and Other Claims

We will pay or discharge or cause to be paid or discharged, before the same shall become delinquent: (i) all taxes, assessments and governmental charges levied or imposed upon us or any subsidiary or upon the income, profits or property of us or any subsidiary; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of us or any subsidiary; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which we have set apart and maintain an adequate reserve.

There is no public market for the Bonds. We may apply for quotation of the Bonds on an alternative trading system or over the counter market beginning after the final closing of this offering. However, even if the Bonds are listed or quoted, no assurance can be given as to (1) the likelihood that an active market for the Bonds will develop, (2) the liquidity of any such market, (3) the ability of Bondholders to sell the Bonds or (4) the prices that Bondholders may obtain for any of the Bonds. No prediction can be made as to the effect, if any, that future sales of the Bonds, or the availability of the Bonds for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of the Bonds, or the perception that such sales could occur, may adversely affect prevailing market prices of the Bonds. See “Risk Factors — Investment Risks.”

Event of Default

The following are Events of Default under the Indenture with respect to the Bonds:

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default in the payment of any interest, including Deferred Interest Payment, on the Bonds when due and payable, which continues for thirty (30) days, a Cure Period;

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default in the payment of any principal of or premium on the Bonds when due, which continues for thirty (30) days, a Cure Period;

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default in the performance of any other obligation or covenant contained in the Indenture or in this Offering Circular for the benefit of the Bonds, which continues for one hundred twenty (120) days after written notice, a Cure Period;

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specified events in bankruptcy, insolvency or reorganization of us;

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any final and non-appealable judgment or order for the payment of money in excess of $25,000,000 singly, or in the aggregate for all such final judgments or orders against all such Persons shall be rendered against us or any Significant Subsidiary and shall not be paid or discharged; and

Book-entry and other indirect Bondholders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or rescind an acceleration of maturity.

Annually, within 120 days following December 31st while the Bonds are outstanding, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture, or else specifying any Default and the nature and status thereof. We will also deliver to the trustee a written notification of any uncured Default within 30 days after we become aware of such uncured Default.

Remedies if an Event of Default Occurs

Subject to any respective Cure Period, if an Event of Default occurs and is continuing, the trustee or the Bondholders of not less than a majority in aggregate principal amount of the Bonds may declare the principal thereof, premium, if any, and all unpaid interest thereon to be due and payable immediately. In such event, the trustee will need to rely on liquidation proceeds upon sales of our assets, including properties and any equity interest we own, for repayment. Because the amount of real property equity we are required to maintain may not cover the full principal amount of the Bonds, if we default on the Bonds, the proceeds from liquidation upon sale of our assets may not be sufficient to fully repay the outstanding Bondholders.

At any time after the trustee or the Bondholders have accelerated the repayment of the principal, premium, if any, and all unpaid interest on the Bonds, but before the trustee has obtained a judgment or decree for payment of money due, the Bondholders of a majority in aggregate principal amount of outstanding Bonds may rescind and annul that acceleration and its consequences, provided that all payments and/or deliveries due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

The Bondholders of a majority in principal amount of the outstanding Bonds may waive any default with respect to that series, except a default:

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in the payment of any amounts due and payable or deliverable under the Bonds; or

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in an obligation contained in, or a provision of, the Indenture which cannot be modified under the terms of the Indenture without the consent of each Bondholder

The Bondholders of a majority in principal amount of the outstanding Bonds may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Bonds, provided that (i) such direction is not in conflict with any rule of law or the Indenture, (ii) the trustee may take any other action deemed proper by the trustee that is not inconsistent with such direction and (iii) the trustee need not take any action that might involve it in personal liability or be unduly prejudicial to the Bondholders not joining therein. Subject to the provisions of the Indenture relating to the duties of the trustee, before proceeding to exercise any right or power under the Indenture at the direction of the Bondholders, the trustee is entitled to receive from those Bondholders security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which it might incur in complying with any direction.

A Bondholder has the right to institute a proceeding with respect to the Indenture or for any remedy under the Indenture, if:

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that Bondholder previously gives to the trustee written notice of a continuing Event of Default in excess of any Cure Period,

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the Bondholders of not less than a majority in principal amount of the outstanding bonds have made written request;

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such Bondholder or Bondholders have offered to indemnify the trustee against the costs, expenses and liabilities incurred in connection with such request;

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the trustee has not received from the Bondholders of a majority in principal amount of the outstanding Bonds a direction inconsistent with the request (it being understood and intended that no one or more of such Bondholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other of such Bondholders, or to obtain or to seek to obtain priority or preference over any other of such Bondholders or to enforce any rights under the Indenture, except in the manner herein provided and for equal and ratable benefit of all Bondholders); and

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the trustee fails to institute the proceeding within 60 days.

However, the Bondholder has the right, which is absolute and unconditional, to receive payment of the principal of and interest on such Bond on the respective due dates (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment and such rights shall not be impaired without the consent of such Bondholder.

LEGAL PROCEEDINGS

There are currently no legal proceedings involving our company.

On December 23, 2015, the Secretary of State of the State of Illinois entered a consent order censuring GK Development, Inc. dba GK Real Estate, our manager, and Garo Kholamian, the President, sole director and sole shareholder of our manager for violation of the Illinois Securities Act related to certain previous private offerings. The Illinois Secretary of State stated in the order that it is not intended to trigger or otherwise result in disqualification from the usage of Regulation A or Regulation D. The Illinois Secretary of State alleged failures of risk disclosure in those offerings based upon the actual performance of those programs and to disclose certain prior performance information considered required by the Illinois Secretary of State. Our manager and Mr. Kholamian disputed these allegations but, nevertheless, on December 22, 2015 stipulated to the entry of the consent order to settle this matter without any admission of the veracity of the alleged facts or conclusions of law of the Illinois Secretary of State.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners (5% or more)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Class A	Garo Kholamian(1)(2)	100% Membership Interest	100%

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Class A	Management(2)	100% Membership Interest	100%
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(1)	Held by Garo Kholamian individually.

(2)	Address is: 257 East Main Street, Suite 200, Barrington, IL 60010.

We may provide incentive grants of economic profit interest of the company to our employees in the future. Time, manners and terms of such grants, which will be subject to the sole discretion of the company, have not been determined as of the date of this Offering Circular.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information on the directors and executive officers of GK Real Estate. Our company is managed by GK Real Estate, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	61	President and Sole Director	1995
Sherry Mast	53	Principal - Leasing	1997
Gregory C. Kveton	63	Principal - Development	2002
Susan Dewar	62	Senior Vice President - Acquisitions	2004
Melissa Pielet	55	Principal - Equity Markets	2013

Executive Officers

Set forth below is biographical information for GK Real Estate’s executive officers.

Garo Kholamian, age 61, is the President, sole Director and sole shareholder of GK Real Estate. Since the formation of the GK Real Estate in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office and commercial rental. Prior to forming GK Real Estate, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart’s community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master’s Degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor’s Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 53, is the Principal - Leasing at GK Real Estate. Ms. Mast joined GK Real Estate in 1997 and, prior to taking over leasing, established property management and financial systems for GK Real Estate. Ms. Mast is responsible for leasing of the company’s entire portfolio and manages outside broker relationships, as well as day-to-day leasing activity. Prior to joining GK Real Estate, Ms. Mast was Marketing Manager for Karp’s, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick’s Finer Foods and American Superstores. Prior to joining Karp’s, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt’s industry-leading service standards. Ms. Mast received her Bachelor’s Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 63, is the Principal - Development at GK Real Estate. He joined GK Real Estate in 2002 to spearhead GK Real Estate’s ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Real Estate has specialized in projects that deliver steady, increasing value for GK Real Estate’s investors, tenants and community. Previously, Mr. Kveton was Senior Vice President - Operations with fiscal and operation responsibility for GK Real Estate’s portfolio. Before he joined GK Real Estate, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Mr. Kveton was National Director of the Community Centers group, where he oversaw asset and property management for the company’s power and community centers portfolio. Mr. Kveton graduated from Iowa State University with a Bachelor of Science degree in Business Administration. He holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers.

 Susan Dewar, age 62, is the Senior Vice President - Acquisitions at GK Real Estate. Susan joined GK Real Estate in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Real Estate. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Real Estate’s properties, and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Melissa Pielet, age 55, is the Principal - Finance at GK Real Estate. Melissa arranges financing for all of GK Real Estate’s acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Real Estate’s portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Real Estate team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial’s 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third party borrowers, including all of GK Real Estate’s acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

Directors

Garo Kholamian is the sole shareholder and director of GK Real Estate.

EXECUTIVE COMPENSATION

Our company does not have executives. It is operated by a sole manager, GK Real Estate. We will not reimburse our manager for any portion of the salaries and benefits to be paid to its executive officers named in “Directors and Executive Officers.” See “Compensation of our manager and its Affiliates” for a list of fees payable to GK Real Estate and/or its affiliates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We funded $1,200,000 of the total purchase price for Fresh Thyme Farmers Market through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust, or the Preferred Member, which received preferred equity in RF Grocery in exchange for the investment, or the Preferred Equity. The Preferred Equity was redeemed in full in December 2020. The terms of the Preferred Equity provided for a cumulative, accruing non-compounding return rate equal to twelve percent (12%) per annum (with a minimum total preferred return of six percent (6%)) calculated on the average daily balance of the Unreturned Capital Contributions (as defined in the A&R Operating Agreement) of the Preferred Member, or the Preferred Return. At any time (and from time to time as directed by the Preferred Member), prior to any distribution being made by RF Grocery to the Company, as “Ordinary Member” under the A&R Operating Agreement, or the Additional Ordinary Contributions, the Preferred Member had the right to direct the manager of RF Grocery to distribute any cash that would have otherwise been distributed to the Ordinary Members (at the manager’s discretion after giving due consideration to the reasonably foreseeable cash needs of RF Grocery), to the Preferred Member in an amount up to the unpaid Preferred Return, plus (1) the Preferred Member’s aggregate Unreturned Capital Contributions; and (2) an amount equal to 3% of the Preferred Member’s aggregate Capital Contributions, or the Capital Premium. Unless otherwise consented to by the Preferred Member, RF Grocery was required to distribute the amount of any additional capital contributions received by RF Grocery from the Company to: (1) first, pay any unpaid Preferred Return to the Preferred Member; (2) second, pay any unpaid Capital Premium to the Preferred Member; and (3) third, return any Unreturned Capital Contributions to the Preferred Member. On December 17, 2020, RF Grocery redeemed and retired 100% of the Preferred Member’s Preferred Equity interests for $1,308,000. This constituted a total return of approximately 9% for the Preferred Member, comprised of the 6% minimum Preferred Return and the 3% Capital Premium in addition to the return of the Preferred Member’s contributed capital. The A&R Operating Agreement was amended to this effect. The issuance and subsequent redemption in full of the Preferred Equity did not have any impact on the rate of return on the Bonds.

See “Selection, Retention and Custody of Company’s Investments” and “Policies in Respect to Certain Transactions” for more information on related party transactions.

SELECTION, RETENTION AND CUSTODY OF COMPANY’S INVESTMENTS

GK Real Estate, our company’s manager, or its affiliates will be responsible for all aspects of the management of our company’s assets. Through this management, GK Real Estate or its affiliates will be entitled to the fees enumerated below:

Acquisition Fees. GK Real Estate will be entitled to 2% of the purchase price of each property purchased from non-affiliated, third party sellers for identifying, reviewing, evaluating, investing in and the purchase of real property acquisitions. These acquisition fees are payable by our company regardless of whether the property ever generates positive cash flow.

Property Management Services Fee. Each property owned by our company will be managed by a property manager, which may be GK Real Estate or an affiliate of GK Real Estate. For its services, the property manager will be paid property management fees, leasing compensation and other compensation, provided that property management fees for any property may not exceed 5% of annual gross revenues from that property. The property management fees will be paid in arrears on a monthly basis. The property management fees are payable by our company regardless of whether the property ever generates positive cash flow.

Disposition Fees. GK Real Estate will receive 2% of the gross sale price from the disposition of each property by our company. These disposition fees are payable by our company regardless of whether the investment is sold at a gain or a loss.

Asset Management Fees. Each property owned by our company in our future portfolio will be managed by GK Real Estate. For its services, GK Real Estate will be entitled to an asset management fee equal to 1% of the appraisal value of real properties acquired by the company or its subsidiaries or pro rata portion of such value if a company subsidiary is not wholly-owned. No asset management fees will be earned on undeployed cash. The asset management fees will be paid in arrears on a monthly basis. The asset management fees are payable by our company regardless of whether the asset ever generates positive cash flow.

Financing Fees. GK Real Estate will be entitled to 2% of the principal amount of any financing in conjunction with the purchase or refinance of an asset. These financing fees are payable by our company regardless of whether the asset generates positive cash flow.

Other Fees. GK Real Estate may be entitled to certain additional, reasonable fees in association with other activities imperative to the operations of our company. Such activities include, but are not limited to, property leasing, property development, and loan guarantees. GK Real Estate will endeavor to determine such fees based upon benchmark market rates.

POLICIES WITH RESPECT TO CERTAIN TRANSACTIONS

Conflicts Generally

GK Real Estate has not established any formal procedures to resolve the conflicts of interest discussed below. Bondholders, therefore, will be dependent on the good faith of the respective parties to resolve conflicts equitably. Although GK Real Estate will attempt to monitor these conflicts, it will be extremely difficult if not impossible to assure that these conflicts do not arise, and may, in certain circumstances, result in adverse consequences to our company.

Specific Conflicts Inherent in our Company

As described below, certain conflicts of interest are inherent in an investment in our company. By investing in this offering, each Bondholder will be deemed to have consented to these conflicts and to have agreed not to assert any claim that any such conflicts violate any duty owed by GK Real Estate, our manager, or its affiliates to the Bondholders, except to the extent that such conflict results in liability under the Securities Act. These conflicts include those inherent to the business relationship between our company and GK Real Estate described in the preceding section. See “Selection, Retention and Custody of Company’s Investments” and “Certain Relationships and Related Transactions” for more information.

Property Purchased from GK Real Estate and their Affiliates. Our company may acquire properties, or an interest therein, from GK Real Estate, and/or its affiliates. These properties, or interests therein, may be acquired in exchange for any combination of cash, debt and/or equity in our company. GK Real Estate, or their affiliates, may derive a profit as a result of these acquisition transactions.

Other Activities. GK Real Estate and its shareholder, director, officers and employees are not required to devote their full time to the business of our company, and GK Real Estate and its shareholder, director, officers and employees may have conflicts of interest in allocating management time between our company and other activities of GK Real Estate. However, GK Real Estate is required to spend such time as is reasonably needed for the operations of our company and as is consistent with the due care that a fiduciary would use in the conduct of an enterprise of a like character and with like aims. GK Real Estate believes that it has sufficient staff to be fully capable of discharging its responsibilities to our company. GK Real Estate and its respective affiliates may have other business interests or may engage in other business ventures of any nature or description whatsoever, whether presently existing or created later, and whether or not competitive with the business of our company or its affiliates. GK Real Estate will have no right (including without limitation a right of first opportunity, first offer or first refusal with respect to any real estate investment presented to GK Real Estate or any of their respective affiliates) by virtue of its participation in our company in or to such ventures or activities or to the income or profits derived from them. To the extent GK Real Estate or its affiliates already have an ownership interest in an existing property in a market in which our company intends to acquire property, such other property may be in competition with our company’s investment for prospective tenants. Further, GK Real Estate will have sole discretion to determine which among its affiliate’s sponsored programs should purchase any particular property or make any other investment, or enter into a joint venture for the acquisition and operation of specific properties.

Co-Investments. GK Real Estate has the right, in its sole discretion, to determine whether it or any of its affiliates may co-invest with our company with respect to any particular property investment.

Loans, Mezzanine Debt and Preferred Equity Financing. We are not restricted from obtaining future debt financing, including loans and mezzanine debt, or preferred equity financing from our manager or an affiliate of our manager. While we believe these debt and preferred equity financing arrangements are, and any such arrangements in the future will be, fair and at market rates consistent with such loans, mezzanine debt or preferred equity financing, the terms of any such arrangements were not, and will not be, negotiated at arm’s length.

No Separate Representation of Bondholders by Counsel to our Company. Legal counsel for our company does not represent the Bondholders in connection with the organization or business of our company or this offering, and such counsel disclaims any fiduciary or attorney-client relationship with the Bondholders. Prospective investors should obtain the advice of their own legal counsel regarding legal matters.

COMPENSATION OF OUR MANAGER AND ITS AFFILIATES

The following is a description of compensation that may be received by GK Real Estate and its affiliates from our company or in connection with the proceeds of this offering. These compensation arrangements have been established by GK Real Estate and its affiliates and are not the result of arm’s-length negotiations. Services for which our company engages GK Real Estate or its affiliates and which are not described below will be compensated at the market rate. Fees payable to GK Real Estate or its affiliates in excess of the rate set forth in this section entitled “Compensation of our Manager and Its Affiliates” will require the consent of a majority of the Bonds. For this purpose, a Bondholder will be deemed to have consented with respect to its Bonds if he has not objected in writing within five (5) calendar days after the receipt of the consent request. GK Real Estate or an affiliate may elect to waive or defer certain of these fees in its sole discretion. This table assumes that the maximum offering amount of $50,000,000 is sold without the application of the Discount in this offering. If Bonds are sold at volume-weighted discounts (see “Plan of Distribution – Volume-Weighted Discount”), then organizational and offering fee listed below will be reduced in proportion to such Discounts.

Form of Compensation	Description	Estimated Amount of Compensation

Offering and Organization Stage:

Organizational and Offering Fee:	GK Real Estate will receive an organizational and offering fee in an amount equal to 2.50% of the gross offering proceeds from this offering.	$1,250,000

Operating Stage:

Property Management Services Fee:
In connection with the provision of property management services, GK Real Estate, will receive an annual property management fee, of up to 5.0% of the monthly gross income from any property it manages. The property management fee will be paid in arrears on a monthly basis.
Impractical to determine at this time

Acquisition Fee:
GK Real Estate will be entitled to 2% of the purchase price of each property purchased from non-affiliated, third party sellers for identifying, reviewing, evaluating, investing in and the purchase of real property acquisitions. Our company does not anticipate acquiring any properties from non-affiliated, third party sellers in the twelve (12) months following the qualification of this offering, and, therefore, does not expect to pay any acquisition fees during that time period. However, our company has not yet entered any definitive agreements for the purchase of assets from affiliates.
Impractical to determine at this time

Financing Fee:	GK Real Estate will be entitled to 2% of the principal amount of any financing in conjunction with purchase or refinance of an asset.(1)	Impractical to determine at this time

Disposition Fee:	GK Real Estate will receive 2% of the gross sale price from the disposition of each property by our company.	Impractical to determine at this time

Asset Management Fee:
In connection with asset management services, GK Real Estate, will receive an annual asset management fee, of up to 1% of the appraisal value of real properties acquired by the company or its subsidiaries or pro rata portion of such value if a company subsidiary is not wholly-owned. No asset management fees will be earned on undeployed cash. The asset management fee will be paid in arrears on a monthly basis.
Impractical to determine at this time

Reimbursement of Expenses:	GK Real Estate will be reimbursed by our company for all costs incurred by GK Real Estate and its affiliates when performing services on behalf of our company.	Impractical to determine at this time

Liquidation Stage:

Reimbursement of Expenses:
GK Real Estate will be reimbursed by our company for reasonable and necessary expenses paid or incurred by GK Real Estate in the future in connection with the liquidation of our company, including any legal and accounting costs to be paid from operating revenue.
Impractical to determine at this time
 _____________
(1)
GK Real Estate may employ third parties, both affiliated and unaffiliated, to assist in securing debt financing for our company. In such an event, GK Real Estate may reallow all or a portion of the financing fee to such third party.

PRIOR PERFORMANCE SUMMARY

Prior Investment Programs

The information presented in this section represents the historical experience of real estate programs sponsored by GK Real Estate. These are mostly private programs as GK Real Estate has sponsored only one public program other than our company. GK Real Estate has sponsored a public offering conducted by one of our affiliates, GK Investment Holdings, LLC (“GKIH”), pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. Offering statement of the aforementioned offering was qualified by the SEC on September 30, 2016. Further information regarding such offering may be found at the SEC’s website at http://www.sec.gov. Investors in this offering should not assume that they will experience returns, if any, comparable to those experienced by investors in any of GK Real Estate’s prior programs. Investors who purchase Bonds will not acquire any ownership interest in any of the programs discussed in this section.

The Prior Performance Tables set forth information as of December 31, 2019 regarding certain of these prior programs regarding: (1) experience in raising and investing funds (Table I); (2) compensation to GK Real Estate or its affiliates (separate and distinct from any return on its investment) (Table II); (3) annual operating results (Table III); and (4) results of completed programs (Table IV). Sales or disposals of properties (Table V) have been omitted because no transactions of this nature have been completed during the three years ended December 31, 2019 by programs with similar investment objectives.

As of December 31, 2019, GK Real Estate was the sponsor of twelve programs, including eleven private programs and one public program, that had closed offerings in the prior ten years; only GKIH had investment objectives similar to our company (see Tables I, II and III). Of the six programs, including five private programs and one public program, that closed offerings within the prior five years, only GKIH had similar investment objectives to our company. Of the five remaining offerings, we do not believe that any of them had similar investment objectives to our company because: (i) three of the programs were equity programs designed to invest in a single, identified asset; and (ii) the remaining two programs were notes programs designed to make loans to identified affiliates of GK Real Estate.

As December 31, 2019, the twelve programs, including eleven private programs and one public program, of which GK Real Estate was sponsor had raised in the aggregate $143 million in equity and debt capital from approximately 2,100 investors and acquired a total of 28 properties with an aggregate acquisition cost of approximately $650,000,000. Of these twelve programs, five have been completed.

As a percentage of acquisition costs, the diversification of these properties by geographic area is as follows:

Geographic Area	%
Midwest	51.6%
South	33.3%
West	15.1%

Except for the DDPP (defined hereinafter) program, all properties acquired by GK Real Estate’s prior programs are retail properties. The DDPP (defined hereinafter) program is a residential condominium program. Of the acquisitions of the prior programs, 2% were new properties or developed by an affiliate and 98% were existing properties. Our manager’s prior programs described herein have sold an aggregate of two (2) properties.

Set forth below is a brief summary of each of the prior programs sponsored by GK Real Estate in the prior ten years as of December 31, 2019.

Grand Center Partners, LLC (“GCP”)

In March 2012, GCP raised $2,410,000 from accredited investors through a private placement offering for the purpose of making a preferred equity investment to fund the development of a retail shopping center known as The Shops at North Grand, located in Ames, IA. The property consisted of (i) 98,827 square feet of inline “big box” retail space leased to Kohl’s, The Gap Outlet, Shoe Carnival and TJ Maxx; (ii) two fully leased single tenant outparcel buildings totaling 5,613 square feet; (iii) an outparcel pad approximating 0.57 acres; and (iv) a multi-tenant outparcel building consisting of 8,731 square feet. The retail shopping center was sold in November 2013. Investors received cash distributions aggregating $3,224,000 resulting in an internal rate of return (IRR) of 23%. The projected liquidation for this investment was 2017; however, the investors were redeemed in 2013.

GDH Investments, LLC (“GDH”)

In September 2012, GDH raised $2,000,000 from accredited investors through a private placement offering for the purpose of making a preferred equity investment into GDH to fund the re-development of a neighborhood shopping center located in the Lincoln Park area of Chicago, Illinois. The center consisted of 35,400 square feet of retail space and a 43-car underground parking facility. The property was sold in January 2014. Investors received cash distributions of $3,123,000 resulting in an IRR of 38%. The projected liquidation for this investment was 2017; however, the investors were redeemed in 2014.

GK Secured Income I, LLC (“GKSI I”)

GKSI I was formed in December 2012 to provide a loan to an entity affiliated with the manager of GKSI I. GKSI I raised $7,364,587 from accredited investors through a private placement offering. The investors were entitled to receive a return of 8% per annum payable monthly. As of December 31, 2018, all of the equity ($7,364,587) has been returned to the investors, together with an 8% annualized return. As of December 31, 2018, the investors have been fully redeemed.

GK Preferred Income I (Lakeview Square), LLC (“GKPI I”)

GKPI I was formed in February 2013, to acquire, own and operate, through a wholly owned subsidiary, a regional mall known as Lakeview Square Mall, located in Battle Creek, MI. Lakeview Square Mall consists of 551,228 square feet of retail space, of which 259,635 square feet is owned by GKPI I, with the remaining 291,593 square feet being owned by the following anchor tenants: Sears, JC Penney and Macy’s. GKPI I raised $5,177,239 of preferred equity from accredited investors through a private placement offering. The investors were entitled to receive a minimum preferred return of 7% per annum. As of March 31, 2015, all of the preferred equity ($5,177,239) has been returned to the investors, together with a 15% annualized preferred return. As of December 31, 2018, the investors have been fully redeemed.

GK Preferred Income II (Ridgmar), LLC (“GKPI II”)

GKPI II was formed in August 2013, to acquire and own, through wholly owned subsidiaries, an 87.50% Tenant-in-Common (“TIC”) interest in Ridgmar regional mall, located in Ft. Worth, TX. The remaining TIC interest is held by an affiliate of the sponsor. Ridgmar Mall consists of 1,235,515 square feet of retail space, of which 398,840 square feet is owned by the TIC, with the remaining 836,675 square feet being owned by the following anchor tenants: Dillard’s, Macy’s, Neiman Marcus, Sears and JC Penney. During 2013 and 2014, GKPI II raised $23,864,440 of preferred equity from accredited investors through a private placement offering. The investors are entitled to receive a preferred equity return of 7% per annum. Through December 31, 2017, $5,055,032 was paid to investors, representing a 7% preferred return. GKPI II ceased distributions in 2017 due to the several tenants either going bankrupt, ceasing payments under their leases, or requiring significant rent concessions to stay in their spaces. Out of five anchors tenants, three (Neiman Marcus, Sears, JC Penney) have vacated the mall, which has triggered co-tenancy clauses with other tenants. As a result, GKPI II has had a significant reduction to NOI. GKPI II is in negotiations with the bank on a redevelopment plan to revitalize Ridgmar Mall. As of the date of this Offering Circular, no sale of properties or capital events have occurred in GKPI II. GKPI II anticipates, but is not obligated, to liquidate within five to seven years of the termination of its offering, August 2018. Therefore, GKPI II has not yet reached its anticipated liquidity event.

GKPI II’s TIC interest in Ridgmar Mall is accounted for using the equity method. As a result of the continued decline of retail sales and consumer traffic at regional malls, it was determined that the value of Ridgmar Mall was impaired, which resulted in a $21,038,373 loss from investment in Ridgmar Mall to be recorded by GKPI II for the year ended December 31, 2018, resulting in the value of GKPI II’s investment in Ridgmar Mall being reduced to $0 on its balance sheet. As GKPI II is not liable for the obligations of Ridgmar Mall, GKPI II is not required to recognize losses in excess of their investment.

GK Secured Income Investments III, LLC (“GKSI III”)

GKSI III was formed in October 2014 to provide loans to InvestLinc/GK Properties Fund I, LLC (“Fund I”) and to Peru GKD Partners, LLC (“Peru”) on a 50/50 basis. Peru is owned by InvestLinc GK Properties Fund III, LLC (“Fund III”). Both Fund I and InvestLinc GK Properties Fund II, LLC (“Fund II”) are affiliated with the manager of GKSI III. Through December 31, 2015, GKSI III raised $11,111,776 from accredited investors through a private placement offering. The members are entitled to receive a preferred return of 9% per annum payable monthly. Through December 31, 2018, $3,790,933 has been paid to investors, representing a 9% annual return. Fund I and Peru were not able to make the interest payments on their loans due to GKSI III as of July 15, 2019. Due to this lack of payment, GKSI III was not able to distribute preferred returns to its investors as of July 15, 2019. GK Real Estate, the Manager of GKSI III, expects distributions of preferred returns to be suspended for a period of approximately 4 months and thereafter resume at a rate targeted at 4% per annum. Subsequent to restarting the distributions at 4% annualized, the COVID-19 pandemic struck and the properties once again were no longer able to make payments on the loans so that GKPI III could make distributions. No assurances can be given regarding future distributions of preferred returns by GKSI III. GK Real Estate plans to redevelop Columbia and Peru Malls. In addition, GK Real Estate plans to raise and conserve cash, including possible liquidation of properties with the intent to pay down the GKSI III loans. GK Real Estate will also investigate the possible recognition of tax losses by GKSI III’s investors. GK Real Estate has projected that revenues arising from planned redevelopment of the malls and implementation of strategies to raise and conserve cash will enable GKSI III to provide its investors with a 12% IRR. As of the date of this Offering Circular, no sales of properties or capital events have occurred in GKSI III. GKSI III anticipates, but is not obligated, to liquidate within five to seven years of the termination of its offering, October 2017. Therefore, GKSI III has not yet reached its anticipated liquidity event.

GK Secured Income IV, LLC (“GKSI IV”)

GKSI IV was formed in September 2015 to provide loans in the aggregate of $10,000,000 to Lake Mead Partners, LLC. Loans were secured by our company pledging all of its equity interest in Lake Mead Partners, LLC. Through December 31, 2015, GKSI IV raised $11,279,527 from accredited investors through a private placement offering. Investors received returns ranging from 12% to 14% per annum, depending on their length of investment. As of December 31, 2018, all equity was returned to investors. Investors averaged a 13% annual return over the life of the investment.

GK Preferred Income III (Lufkin), LLC (“GKPI III”)

GKPI III was formed on April 2, 2015, to acquire, own and operate, through a wholly owned subsidiary, the Lufkin regional mall in Lufkin Texas. Lufkin Mall consists of 371,309 square feet of total space, of which approximately 348,468 square feet is owned by GKPI III, with the remaining 22,841 square feet being owned by Boot Barn. GKPI III raised $9,835,745 of preferred equity from accredited investors through a private placement offering. The investors are entitled to receive a preferred return of 7% per annum. Through December 31, 2019, $2,539,000 has been paid to its investors, representing a 7% annual preferred return from inception. During the first quarter of 2019, the COVID-19 pandemic struck and the property and some of its tenants were forced to shutter their locations for a brief period of time. Distributions were ceased to members that would have been payable on April 2020, July 2020 and October 2020. GKPI III has subsequently paid the distributions that were payable in April 2020 and July 2020. As of the date of this Offering Circular, no sales of properties or capital events have occurred in GKPI III. GKPI III anticipates, but is not obligated, to liquidate within five to seven years of the termination of its offering, April 2020. Therefore, GKPI III has not reached its anticipated liquidity event.

GK DST – Cedar Falls Grocery, LLC (“GK DST”)

GK DST was formed on April 5, 2016, to acquire, through a Section 1031 exchange, and operate, through a wholly-owned subsidiary, a one tenant Hy-Vee grocery store, located in Cedar Falls, Iowa. The Hy-Vee Grocery Store consists of 105,817 square feet. GK DST raised $5,076,122 of funding from accredited investors through a private placement offering. Through December 31, 2018, a 6% annual preferred return totaling $787,686 was paid to its investors. In January 2019, the Hy-vee property was sold for $11,200,000 representing an approximate 7% IRR for the investors. This liquidation event closed the fund and all of the preferred equity ($5,076,122) was returned to the investors.

GK Secured Income V, LLC (“GKSI V”)

GKSI V was formed on October 3, 2016 with the objective of achieving current income and capital preservation by making loans for the purchase of shopping centers, office buildings and other commercial real estate properties. Through December 31, 2019, GKSI V has raised $17,235,607 of preferred equity from accredited investors through a private placement offering. Investors are entitled to a preferred return ranging from 9% to 11% per annum, depending on their length of investment. Through December 31, 2019, $1,437,219 has been paid to investors, representing a 7% current return. In March of 2020, the COVID-19 pandemic struck and GKSI V’s borrowers’ tenants were forced to shutter their businesses for a period of time. As a result, GKSI V suspended distributions to its members from March 2020 until August 2020 at which time distributions recommenced at an annualized rate of 3% for two months and then increased to 6% annualized. As of the date of this offering circular, no sales of properties or capital events have occurred in GKSI V. GKSI V anticipates, but is not obligated, to liquidate within five to seven years of the termination of its offering in 2020. Therefore, GKSI V has not reached its anticipated liquidity event.

GK Investment Holdings, LLC (“GKIH”)

GKIH was formed on September 14, 2015 to acquire existing income producing commercial rental properties. GKIH, through wholly owned subsidiaries, holds title to a commercial rental property, commonly known as Lake Mead Crossing, located in Henderson, Nevada, and an office building, commonly known as 2700 Ygancio, located in Walnut Creek, California. Through a public offering pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended, with a maximum offering amount of $50,000,000, GKIH offered to accredited investors its bonds with a maturity date on September 30, 2022 and bearing interest at a fixed rate of 7% per annum. Through December 31, 2019, GKIH raised $33,421,000. Through December 31, 2019, $1,994,832 has been paid to investors, representing a 7% return. In addition, on July 25, 2020, GKIH sold 2700 Ygnacio for $15,700,000 and the net proceeds were used to payoff the mortgage note payable in the approximate amount of $10,427,000, accrued interest of $30,000 and a prepayment penalty of $104,000. We received net proceeds of approximately $4,692,000 after satisfaction of closing costs and prorations.. As of the date of this Offering Circular, no other sales of properties or capital events have occurred in GKIH. The bonds of GKIH will mature on September 30, 2022. Therefore, GKIH has not reached its anticipated liquidity event. Offering statement of the aforementioned offering was qualified by the SEC on September 30, 2016. Further information regarding such offering may be found at the SEC’s website at http://www.sec.gov.

DeMarcay Development Preferred Partners, LLC (“DDPP”)

DDPP was formed on April 16, 2018 to (1) acquire a parcel of real estate of approximately 0.20 acres in downtown Sarasota, Florida, (2) develop and improve such parcel of real estate by constructing an 18-story luxury condominium building, containing 39 residential units, 1 commercial unit, on-site parking and common area improvements, and (3) sell the condominium units. Through a private placement offering, with a maximum offering of $15,000,000, DDPP offered to accredited investors its class B preferred units, with a preferred return of 9% per annum. Through December 31, 2019, DDPP raised $12,904,274. As of the date of this Offering Circular, no sales of properties or capital events have occurred in DDPP; therefore, DDPP has not reached its anticipated liquidity event.

LIMITATIONS ON LIABILITY

Our manager and executive officers, if any are appointed by our manager, will owe fiduciary duties to our company and our members in the manner prescribed in the Delaware Limited Liability Company Act and applicable case law. Neither our manager nor any executive officer will owe fiduciary duties to our bondholders. Our manager is required to act in good faith and in a manner that it determines to be in our best interests. However, nothing in our Operating Agreement precludes our manager or executive officers or any affiliate of our manager or any of their respective officers, directors, employees, members or trustees from acting, as a director, officer or employee of any corporation, a trustee of any trust, an executor or administrator of any estate, a member of any company or an administrative official of any other business entity, or from receiving any compensation or participating in any profits in connection with any of the foregoing, and neither our company nor any member shall have any right to participate in any manner in any profits or income earned or derived by our manager or any affiliate thereof or any of their respective officers, directors, employees, members or trustees, from or in connection with the conduct of any such other business venture or activity. Our manager, its executive officers, any affiliate of any of them, or any shareholder, officer, director, employee, partner, member or any person or entity owning an interest therein, may engage in or possess an interest in any other business or venture of any nature or description, provided that such activities do not compete with the business of our company or otherwise breach their agreements with our company; and no member or other person or entity shall have any interest in such other business or venture by reason of its interest in our company.

Our manager or executive officers have no liability to our company or to any member for any claims, costs, expenses, damages, or losses suffered by our company which arise out of any action or inaction of any manager or executive officer if such manager or executive officer meets the following standards: (i) such manager or executive officer, in good faith, reasonably determined that such course of conduct or omission was in, or not opposed to, the best interests of our company, and (ii) such course of conduct did not constitute fraud, willful misconduct or gross negligence or any breach of fiduciary duty to our company or its members. These exculpation provisions in our Operating Agreement are intended to protect our manager and executive officers from liability when exercising their business judgment regarding transactions we may enter into.

Insofar as the foregoing provisions permit indemnification or exculpation of our manager, executive officers or other persons controlling us from liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification and exculpation is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEPENDENT AUDITORS

The financial statements of GK Investment Property Holdings II, LLC, as of December 31, 2019, and for the period from Inception (July 11, 2019) through December 31, 2019, and the statement of revenues and certain operating expenses of RF Grocery, LLC for the year ended December 31, 2019, each included in this offering circular, have been audited by Cherry Bekaert LLP, independent auditors, as set forth in their reports thereon.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the Bonds, will be passed upon for us by Kaplan Voekler Cunningham & Frank, PLC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We maintain a website, www.gkdevelopment.com, which contains additional information concerning GK Real Estate and our company. Our company will file, annual, semi-annual and special reports, and other information, as applicable, with the SEC. The SEC also maintains a website that contains reports, and informational statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Our company has filed an Offering Statement of which this Offering Circular is a part with the SEC under the Securities Act. The Offering Statement contains additional information about us. You may inspect the Offering Statement without charge at the office of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

This Offering Circular does not contain all of the information included in the Offering Statement. We have omitted certain parts of the Offering Statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the Offering Statement, which may be found at the SEC’s website at http://www.sec.gov. Statements contained in this Offering Circular and any accompanying supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved.

PART F/S

INDEX TO FINANCIAL STATEMENTS

GK Investment Property Holdings II, LLC	Page
Unaudited Pro Forma Financial Information for the Six Months Ended June 30, 2020
Unaudited Pro Forma Consolidated Balance Sheet	F-1
Unaudited Pro Forma Consolidated Statement of Operations	F-2
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-3
Unaudited Pro Forma Financial Information for the Fiscal Year Ended December 31, 2019
Unaudited Pro Forma Consolidated Statement of Operations	F-4
Notes to Unaudited Pro Forma Consolidated Statement of Operations	F-5
Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2020
Balance Sheet (Unaudited)	F-6
Statement of Operations (Unaudited)	F-7
Statement of Members' Equity (Unaudited)	F-8
Statement of Cash Flows (Unaudited)	F-9
Notes to Financial Statements (Unaudited)	F-10
Financial Statements for the Period from Inception (July 11, 2019) through December 31, 2019
Report of Independent Registered Public Accounting Firm	F-16
Balance Sheet	F-17
Statement of Operations	F-18
Statement of Members' Equity	F-19
Statement of Cash Flows	F-20
Notes to Financial Statements	F-21
RF Grocery, LLC
Statement of Revenues and Certain Operating Expenses for the Six Months Ended June 30, 2020 (Unaudited) and Year Ended December 31, 2019
Report of Independent Auditor	F-26
Statement of Revenues and Certain Operating Expenses	F-25
Notes to Financial Statement	F-27

GK Investment Property Holdings II
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2020

	Historical June 30, 2020 (a)	Pro Forma Adjustments RF Grocery Acquisition (b)		Pro Forma June 30, 2020
	(Unaudited)	(Unaudited)		(Unaudited)
ASSETS
Investment properties, net	$-	$6,322,149	(c)	$6,322,149
Cash	1,572,419	(963,985)	(d)	608,434
Restricted cash	135,256(e)	-		135,256
Advance deposits	200,000	(200,000)	(d)	-
Intangible assets, net	346,959	1,491,889	(f)	1,838,848
Other assets	20,594	-		20,594
Total Assets	$2,275,228	$6,650,053		$8,925,281

LIABILITIES
Accounts payable and accrued liabilities	$4,172	$62,172	(g)	$66,344
Interest Payable	7,208	-		7,208
Acquisition Fee Payable	-	161,000	(h)	161,000.00
Preferred Distributions Payable	-	108,000	(i)	108,000.00
Bond Notes Payable	2,340,059	-		2,340,059
Mortgages payable, net	-	5,091,629	(k)	5,091,629
Total Liabilities	$2,351,439	$5,422,801		$7,774,240

EQUITY
Capital Contributed - Preferred Member	$-	$1,200,000	(d)	$1,200,000
Preferred Distributions, Unpaid	-	(108,000)	(i)	(108,000)
Accumulated Net Income (Loss)	(76,211)	135,252		59,041
Total Equity	$(76,211)	$1,227,252		$1,151,041
Total Liabilities and Equity	$2,275,228	$6,650,053		$8,925,281

See notes to unaudited pro forma consolidated financial statements.

GK Investment Property Holdings II
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2020

	Historical Six months ended June 30, 2020 (a)	Pro forma Adjustments RF Grocery Acquisition		Pro forma Six months ended June 30, 2020
	(unaudited)	(unaudited)		(unaudited)
REVENUE
Retail center property revenues	$-	$320,889	(b)	$320,889
Total Revenue	$-	$320,889		$320,889

OPERATING EXPENSES
Legal, accounting and other professional fees	30,000	18,900	(c)	48,900
Corporate general and administrative expenses	4,380	4,173	(c)	8,553
Bond Issue Expense	12,299	-		12,299
Depreciation and amortization	-	152,594	(d)	152,594
Total Operating Expenses	$46,679	$175,667		$222,346
Operating (Loss) Income	$(46,679)	$145,222		$98,543
Interest expense	29,533	97,612	(e)	127,145
Net (Loss) Income from Operations	$(76,212)	$47,610		$(28,602)
Net (Loss) Income	$(76,212)	$47,610		$(28,602)

See notes to unaudited pro forma consolidated financial statements.

GK Investment Property Holdings II
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2020

Notes to unaudited pro forma consolidated balance sheet as of June 30, 2020

(a)
Historical financial information was derived from the unaudited consolidated financial statements of the Company as of June 30, 2020.
(b)
Represents the acquisition of RF Grocery as if it had occurred on January 1, 2020. RF Grocery was purchased by RF Grocery, LLC, which is currently wholly owned by our company after redemption of the Preferred Member in RF Grocery on December 10, 2020. The purchase price of the property was $8,050,000 plus capitalized closing and acquisition costs of $523,351.
(c)
Amounts recorded to investment properties include tangible assets acquired at closing, including land, land improvements, building and tenant improvements and are recorded at fair value in accordance with Accounting Standards Codification (“ASC”) 805.
(d)
The acquisition cost, net of debt, was funded with $1,799,179 in cash from the Company, and $1,200,000 from the Preferred Member, Garo Kholamian Trust. Pro forma cash from the Company has been adjusted over the actual cash investment made to reflect the impact of removing prepaid expenses, accrued liabilities and prorated revenues and expenses arising from the acquisition from the pro forma consolidated balance sheet.
(e)
Restricted cash represents an escrow deposit for the debt service reserve as provided underneath the Trust Indenture, as described in the Offering Circular.
(f)
Represents the fair value of lease intangibles, including leasing commissions, lease in place, above market lease, and legal costs associated with replacing existing lease, recorded at fair value in accordance with ASC 805.
(g)
Represents proforma payables from the Closing of the RF Grocery.
(h)
Represents the acquisition costs payable to GK Development and included the in fair value of the tangible and intanbile assets in accordance with ASC 805.
(i)
Represents the minimum preferred distribution amount due to Preferred Member ..
(k)
The Company obtained a mortgage payable totaling $5,190,000 with deferred financing costs totaling $140,530 and are presented as a direct reduction of the associated debt. The mortgage has a five year term. The mortgage payments are twelve months interest only followed by principal and interest payments on a twenty-five year mortgage style amortization. The interest rate is the higher of the Prime Rate or LIBoR plus 220bps, floating, with a minimum LIBoR Floor of 1.00% The balloon payment at Maturity will equal $4,611,418.

Notes to unaudited pro forma consolidated statement of operations for the six months ended June 30, 2020

(a)
Historical financial information was derived from the unaudited consolidated financial statements of the Company for the six months ended June 30, 2020.
(b)
Represents rental revenues for RF Grocery that would have been recognized for the six months ended June 30, 2020 based on the terms of the lease for tenant that is currently in place. Rental revenues are presented on a straight-line basis.
(c)
Represents operating expenses for RF Grocery for the six months ended June 30, 2020, based on historical operations of the previous owner. Property management fees have been adjusted to reflect the Company’s management agreement with RF Grocery's property manager.
(d)
Represents depreciation and amortization expense for RF Grocery for the six months ended June 30, 2020 as if the Company had acquired RF Grocery on January 1, 2020. Depreciation expense is calculated using the straight-line method over the estimated remaining useful life of thirty years for the building and eleven years for land improvements. Tenant improvements are amortized utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. Intangible assets such as in-place lease value and other lease-related intangibles are recorded at fair value and are amortized over the remaining terms of the underlying lease.
(e)
Represents interest expense on the mortgage payable, short term for the year ended June 30, 2020 as if the loan was outstanding for the first 6 months of 2020. Interest expense on the mortgage payable is based on the principal amount of $5,190,000 and is calculated at the stated annual rate of 3.20%. Interest expense includes amortization of deferred financing costs using the straight-line method, which approximates to the effective interest method, over the term of the loan (5 years).

GK Investment Property Holdings II
Unaudited Pro Forma Consolidated Statement of Operations
For the twelve months ended December 31, 2019

	Historical Twelve months ended December 31, 2019 (a)	Adjustments RF Grocery Acquisition		Pro forma Twelve months ended December 31, 2019
	(unaudited)	(unaudited)		(unaudited)
REVENUE
Retail center property revenues	$-	$641,777	(b)	$641,777
Total Revenue	$-	$641,777		$641,777

OPERATING EXPENSES
Retail center property operating expenses	-	9,269	(c)	9,269
Legal, accounting and other professional fees	-	39,610	(c)	39,610
Corporate general and administrative expenses	-	4,843	(c)	4,843
Depreciation and amortization	-	305,189	(d)	305,189
Total Operating Expenses	$-	$358,911		$358,911
Operating (Loss) Income	$-	$282,866		$282,866
Interest expense	-	195,224	(e)	195,224
Net Income from Operations	$-	$87,642		$87,642
Net Income	$-	$87,642		$87,642

See notes to unaudited pro forma consolidated statement of operations.

GK Investment Property Holdings II
Unaudited Pro Forma Consolidated Statement of Operations
For the twelve months ended December 31, 2019

Notes to unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 2019

(a)
Historical financial information was derived from the unaudited consolidated financial statements of the Company for the twelve months ended December 31, 2019.
(b)
Represents rental revenues for RF Grocery that would have been recognized for the twelve months ended December 31, 2019 based on the terms of lease for tenant that is currently in place. Rental revenues are presented on a straight-line basis.
(c)
Represents operating expenses for RF Grocery for the twelve months ended December 31, 2019, based on historical operations of the previous owner. Property management fees have been adjusted to reflect the Company’s management agreement with RF Grocery's property manager.
(d)
Represents depreciation and amortization expense for RF Grocery for the twelve months ended December 31, 2019 as if the Company had acquired RF Grocery on January 1, 2019. Depreciation expense is calculated using the straight-line method over the estimated remaining useful life of thirty years for the building and eleven years for land improvements. Tenant improvements are amortized utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. Intangible assets such as in-place lease value and other lease-related intangibles are recorded at fair value and are amortized over the remaining terms of the underlying lease.
(e)
Represents interest expense on the mortgage payable, short term for the year ended December 31, 2019 as if the loan was outstanding for the full 12 months of 2019. Interest expense on the mortgage payable is based on the principal amount of $5,190,000 and is calculated at the stated annual rate of 3.20%. Interest expense includes amortization of deferred financing costs using the straight-line method, which approximates to the effective interest method, over the term of the loan (5 years).

GK Investment Property Holdings II, LLC
Consolidated Balance Sheets
June 30, 2020 and December 31, 2019

	(Unaudited)
	Six Months Ended June 30, 2020	December 31, 2019
ASSETS
Rental properties	$-	$-
Less: Accumulated depreciation	-	-
	-	-

Cash	1,572,419	-
Restricted cash - funded reserves	135,256	-
Deposits	200,000	-
Other assets	20,594	-

Total assets	$1,928,269	$-

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Bonds payable - Net	$1,993,102	-
Accounts payable	4,172	-
Accrued interest	7,208	-

Total liabilities	2,004,482	-

Member's Equity (Deficit)
Member's Equity (Deficit)	(76,213)	-

Total liabilities and member's equity (deficit)	$1,928,269	$-

GK Investment Property Holdings II, LLC
Consolidated Statement of Operations (Unaudited)
Six Months Ended June 30, 2020

(Unaudited)
Six Months Ended June 30, 2020

Revenues	$-

Operating Expenses
Operating expenses	1,099
Professional fees	30,000
31,099

Operating Loss	(31,099)

Other Expense
Interest expense	(29,533)
Miscellaneous expense	(15,581)
(45,114)

Consolidated Net Loss	$(76,213)

GK Investment Property Holdings II, LLC
Consolidated Statements of Member's Equity
Six Months Ended June 30, 2020 and for the Period from Inception (July 11, 2019) to December 31, 2019

	(Unaudited)
	Six Months Ended June 30, 2020	December 31, 2019

Balance - Beginning of Period	$-	$-

Consolidated Net Loss	(76,213)	-

Balance - End of Period	$(76,213)	$-

GK Investment Property Holdings II, LLC
Consolidated Statement of Cash Flows
Six Months Ended June 30, 2020

(Unaudited)
Six Months Ended June 30, 2020
Cash Flows from Operating Activities

Consolidated Net Loss	$(76,213)
Adjustments to reconcile consolidated net loss to net cash and restricted cash used in operating activities:
Amortization of bond issuance costs and bond discount	12,300
Changes in:
Other assets	(20,594)
Accounts payable	4,172
Deposits	(200,000)
Accrued interest	7,208

Net cash and restricted cash used in operating activities	(273,127)

Cash Flows from Financing Activities
Proceeds from bonds payable, net of discount	$2,233,779
Payment of bond issuance costs	(252,977)

Net cash and restricted cash provided by financing activities	1,980,802

Net increase in Cash and restricted cash	1,707,675

Cash and restricted cash - Beginning of period	-

Cash and restricted cash - End of period	$1,707,675

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$22,325

Classification of Cash and Restricted Cash
Cash	$1,572,419
Restricted cash	135,256
Total cash and restricted cash	$1,707,675

Note 1 – Organization and Summary of Significant Accounting Policies

The following items represent the Company’s accounting policies. As of June 30, 2020, the Company is in a start-up phase and has incurred expenses, however no properties have been purchased or had any operations to date.

Description of Business – GK Investment Property Holdings II, LLC, (“GKIPH II” and/or the “Company”), was formed on July 11, 2019 with the intent to acquire existing income producing commercial properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIPH II is permitted to transact in any lawful business in addition to that stated above. GKIPH II anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of bonds (the “Bonds”). The Bonds are unsecured indebtedness of GKIPH II.

As reflected in the accompanying financial statements, the Company held no assets and did not issue any Bonds as of December 31, 2019. On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% bonds. As of June 30, 2020, the Company had sold $2,340,059 of Bonds.

The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate under common control of the member of GKIPH II. The Company has one class of units, Class A units, which are owed 100% by an individual related to the Manager. The member of the Company has limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement.

On May 12, 2020, the Company formed RF Grocery, LLC, an Illinois limited liability company, for the purpose of acquiring a real property located in 7501 North Avenue, River Forest, Illinois. The Company owns 100% of the “Ordinary” Member Class interests, and an individual related to the Manager owns 100% of the “Preferred” Member Class interests, as defined in the Operating Agreement of RF Grocery, LLC. The Preferred Member interests are entitled to a cumulative return equal to 12% per annum and is entitled, at the Preferred Member’s direction, prior to any distributions to the Ordinary Member, to have a preferential return of their original capital contribution.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the member of GKIPH II as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the member of GKIPH II in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term receivables and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company will maintain cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash.

Funded reserves consist of bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date.

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. Since there are no long-lived assets recorded on the balance sheet for the six months ended June 30, 2020 and December 31, 2019, there is no impairment to be considered.

Debt Issuance Costs – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the balance sheet as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2020, no amounts were reserved for an allowance for doubtful accounts. In the event a bad debt expense is recorded, such amount would be presented net with income related to leases on the accompanying statement of operations.

Revenues from Rental Properties - Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying balance sheet. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying balance sheet. Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we anticipate we will receive a fixed payment from the tenant for these reimbursed expenses, which will be recognized as revenue on a straight-line basis over the term of the lease. We will accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period that the applicable expenditures are incurred. We will recognize differences between estimated recoveries and the final billed amounts in the subsequent year.

Income Taxes – GKIPH II is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The member of GKIPH II is taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities.

Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2020, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the financial statements.

Accounting Pronouncements
For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606)”, which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company adopted Topic 606 effective on July 11, 2019 and has completed its assessment of the ASU and concluded that the guidance will not have a material impact on the Company’s method of revenue recognition or on the financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". The amendments in this update govern a number of areas including but not limited to, accounting for leases, replacing the existing guidance. Under this standard, among other changes in practice, a lessee’s rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. Other significant provisions of this standard include (i) defining the “lease term” to include the non-cancelable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheet to contemplate only those variable lease payments that depend on an index or that are in substance “fixed,” (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components. The lease standard is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company plans to adopt the standard effective on January 1, 2022. The accounting for leases under which the Company is the lessor remains largely unchanged and the Company is not currently a “lessee” under any lease agreements. The Company will continue to monitor and review updates as they are provided by the FASB and is currently evaluating the impact of adoption.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”, which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This standard states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 was effective for the Company beginning July 11, 2019. The adoption of this ASU did not impact the presentation of the statement of cash flows, but will require additional footnote disclosure to reconcile the balance sheet to the statement of cash flow presentation.

Note 2 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 3 – Bonds Payable

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% unsecured bonds at a purchase price of $1,000 per bond, with a minimum purchase amount of $5,000. The bonds will mature on various dates ranging from February 28, 2025 to August 31, 2026. The Bonds are offered in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates ranging from February 28, 2025 to August 31, 2026.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company. The Company was in compliance with the covenants for the reporting period.

Bonds may be redeemed at the Company’s option, in whole or in part at any time after their issuance. If the option of early redemption is exercised, the redemption price shall equal: (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of bonds of the series being prepaid. In addition, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any deferred interest payment on the bonds to be redeemed, or the Company redemption price. The Company shall give notice of redemption not less than 30 days nor more than 60 days prior to any redemption date. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given redemption period is limited to an aggregate principal amount of Bonds equal to 3.75% of the aggregate principal of bonds under the Indenture as of the close of business on the last business day of the preceding redemption period See Note 9 for specific amounts payable to GK Development, Inc., a related party, as Sponsor of the bonds.

The Company offers a volume-weighted discount on the bond’s price to the public for certain purchases of the bonds. The company may terminate application of discount at any time in its sole discretion by filing a supplement to its Offering Circular with the SEC at least thirty (30) calendar days prior to the termination date of discount announcing such termination date. The discount ranges from three to five percent depending on the volume of the bonds. The bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

In the event of death or disability of a bondholder, all or a portion (consisting of at least 50%), of the bonds beneficially held by a bondholder may be submitted to the Company for repurchase at any time in accordance with the procedures outlined by the Company, which may be subject to conditions and limitations. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per bond. The repurchase amount for the bonds for all other persons will equal $1,000 per bond being repurchased. Our obligation to repurchase bonds and the cash available for the death and disability Redemption are subject to certain conditions and limitations.

Bonds Payable are summarized as follows:

Bonds Payable

		June 30, 2020	December 31, 2019

Bonds Payable		$2,340,059	$-

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$252,977	$-
Bond discount	bond terms	106,280	-
Subtotal		359,257	-

Less: Accumulated amortization		12,300	-

Deferred bond issuance costs - net		346,957	-

Bonds payable - net		$1,993,102	$-

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $12,300 for the six month period ending June 30, 2020. Such amounts have been included in interest expense on the accompanying statements of operations. Interest expense for the six month period ending June 30, 2020 was $29,533, of which $7,208 was incurred but not paid as of June 30, 2020.

Note 4 – Related Party Transactions

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 2.5% of the $2,340,000 gross bond proceeds received up to $1,250,000. As of June 30, 2020, GK Development had received $55,210 in promotional fees, which are included in bond issuance costs on the consolidated balance sheets.

In connection with property management services GK Development, Inc. will receive a property management fee of up to 5% of gross monthly income collected from any property it manages.

In connection with asset management services GK Development, Inc. will receive an annual asset management fee of up to 1% of the appraisal value of real properties acquired by the company or its subsidiaries.

GK Development Inc. will be entitled to 2% of the principal amount of any financing in conjunction with the purchase or refinance of a property.

At June 30, 2020 and December 31, 2019, $8,628 and $0, respectively, was due from GK Development, Inc. and is included in other assets on the accompanying consolidated balance sheets related to reimbursements.

Note 5 – Subsequent Events

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic”. First identified in late 2019 and known now as COVID-19, the outbreak has impacted hundreds of thousands of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. No impairments were recorded as of the balance sheet date as no triggering events or changes in the Company’s circumstances had occurred as of June 30, 2020; however, due to significant uncertainty surrounding the situation, management's judgment regarding this could change in the future.

On May 12, 2020, the Company formed RF Grocery, LLC for the purpose of purchasing a property located in River Forest, Illinois.

The property was acquired on July 17, 2020 for the purchase price of approximately $8,050,000. After pro-rations and closing costs, the acquisition was financed with $3,165,000 of cash (funded by equity contributions of $1,965,000 from the Ordinary Member and $1,200,000 from the Preferred Member) and $5,190,000 of debt. As part of the closing, the Company paid $161,000 of acquisition fees to GK Development, Inc. (2% of the purchase price). The note payable is with Barrington Bank and Trust Company and bear interest of 2% plus LIBOR and matures on July 10, 2025. The note is a full recourse obligation of the borrower and is secured by the property.

The consolidated financial statements and related disclosures include evaluation of events up through and including September 25, 2020, which is the date the consolidated financial statements were available to be issued.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
GK Investment Property Holdings II, LLC
Richmond, Virginia

Opinion on the Financial Statements
We have audited the accompanying balance sheet of GK Investment Property Holdings II, LLC (the “Company”) as of December 31, 2019, the related statements of operations, member’s equity, and cash flows for the period from inception (July 11, 2019) through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and their cash flows for the period from inception (July 11, 2019) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2019.

Richmond, Virginia
June 16, 2020

GK Investment Property Holdings II, LLC
Balance Sheet
December 31, 2019

ASSETS
Rental properties	$-
Less: Accumulated depreciation	-
-
Cash	-
Restricted cash - funded reserves	-
Accounts receivable - tenants	-
Other assets	-

Total assets	$-

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Notes payable - Net	$-
Bonds payable - Net	-
Total liabilities	-

Member's Equity
Member's Equity	-

Total liabilities and member's equity	$-

See notes to financial statements.

GK Investment Property Holdings II, LLC
Statement of Operations
For the Period from Inception (July 11, 2019) to December 31, 2019

Revenues	$-

Operating Expenses	-

Net Income	$-

See notes to financial statements.

GK Investment Property Holdings II, LLC
Statement of Member's Equity
For the Period from Inception (July 11, 2019) to December 31, 2019

Balance - July 11, 2019	$-

Net Income	-

Balance - December 31, 2019	$-

See notes to financial statements.

GK Investment Property Holdings II, LLC
Consolidated Statement of Cash Flows
For the Period from Inception (July 11, 2019) to December 31, 2019

Cash Flows from Operating Activities	$-

Cash Flows from Investing Activities	-

Cash Flows from Financing Activities	-

Net (Decrease) Increase in Cash	-

Cash - Beginning of period	-

Cash - End of period	$-

See notes to financial statements.

GK Investment Property Holdings II, LLC
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies for Future Operations

The following items represent the Company’s accounting policies and will be used once operations commence. There have been no operations to date.

Description of Business – GK Investment Property Holdings II, LLC, (“GKIPH II” and/or the “Company”), was formed on July 11, 2019 with the intent to acquire existing income producing commercial properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIPH II is permitted to transact in any lawful business in addition to that stated above. GKIPH II anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of bonds (the Bonds). The Bonds are unsecured indebtedness of GKIPH II.

The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of the member of GKIPH II. The Company has one class of units, Class A units, which are owed 100% by an individual related to the Manager. The member of the Company has limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement.

As reflected in the accompanying financial statements, the Company held no assets during the period and has not issued any Bonds, and therefore, does not have any operating activities as of December 31, 2019.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the member of GKIPH II as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the member of GKIPH II in their ownership percentages.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Restricted Cash - The Company will maintain cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash.

Funded reserves are likely to consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for the loans requiring funds to be reserved; (b) bond service reserve to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date, and (c) tenant improvement reserve.

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. Since there are no long-lived assets recorded on the balance sheet at December 31, 2019, there is no impairment to be considered.

Debt Issuance Costs– Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the balance sheet as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2019, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying statement of operations.

Revenues from Rental Properties - Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying balance sheet. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying balance sheet. Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year.

Income Taxes – GKIPH II is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The member of GKIPH II is taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities.

Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2019, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the financial statements.

Accounting Pronouncements
For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606)”, which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company adopted Topic 606 effective on July 11, 2019 and has completed its assessment of the ASU and concluded that the guidance will not have a material impact on the Company’s method of revenue recognition or on the financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". The amendments in this update govern a number of areas including but not limited to, accounting for leases, replacing the existing guidance. Under this standard, among other changes in practice, a lessee’s rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. Other significant provisions of this standard include (i) defining the “lease term” to include the non-cancelable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheet to contemplate only those variable lease payments that depend on an index or that are in substance “fixed,” (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components. The lease standard is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company plans to adopt the standard effective on January 1, 2021. The accounting for leases under which the Company is the lessor remains largely unchanged and the Company is not currently a “lessee” under any lease agreements. The Company will continue to monitor and review updates as they are provided by the FASB and is currently evaluating the impact of adoption.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”, which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This standard states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 was effective for the Company beginning July 11, 2019. The adoption of this ASU did not impact the presentation of the statement of cash flows, but will require additional footnote disclosure to reconcile the balance sheet to the statement of cash flow presentation.

Note 2 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 3 – Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including June 16, 2020, which is the date the financial statements were available to be issued.

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% bonds. The purchase price per bond was offered at $1,000, with a minimum purchase amount of $5,000. The Bonds were offered in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates ranging from February 28, 2025 to August 31, 2026. Through June 16, 2020, the Company had sold $2,138,059 of Bonds.

On May 27, 2020, the Company entered into a contract for the purchase of a property located in River Forest, Illinois in the amount of $8,150,000. The Company has 30 days to conduct their due diligence, after which time they anticipate closing on the acquisition of the property on July 17, 2020.

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic”. First identified in late 2019 and known now as COVID-19, the outbreak has impacted hundreds of thousands of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. No impairments were recorded as of the balance sheet date as no triggering events or changes in circumstances had occurred as of year-end; however, due to significant uncertainty surrounding the situation, management's judgment regarding this could change in the future.

Report of Independent Auditor

To the Members of
GK Investment Property Holdings II, LLC

We have audited the accompanying statement of revenues and certain operating expenses (the “Statement”) of RF Grocery, LLC (the “Property”), as defined in Note 1 of the Statement, for the year ended December 31, 2019.

Management’s Responsibility for the Statement
Management is responsible for the preparation and fair presentation of this Statement, in accordance with accounting principles generally accepted in the United States of America that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on this Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and certain operating expenses of the Property for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter
The accompanying Statement was prepared as described in Note 1, for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Cherry Bekaert LLP

Richmond, Virginia
January 13, 2021

RF Grocery, LLC
Statement of Revenues and Certain Operating Expenses
Six Months Ended June 30, 2020 (Unaudited)
And Year Ended December 31, 2019

	(Unaudited)
	Six Months Ended	Year Ended
	June 30, 2020	December 31, 2019

Revenues	$320,889	$641,777

Operating Expenses
Operating and maintenance expenses	1,302	5,406
Insurance	2,298	3,863
Management fees	15,521	31,042
Professional fees	3,379	8,568
	22,500	48,879

Revenue in excess of certain operating expenses	$298,389	$592,898

Other Income and (Expense)
Interest expense	-	-
Miscellaneous income (expense)	(573)	(4,843)
	(573)	(4,843)

Net Income	$297,816	$588,055

Note 1 – Organization and Summary

7501 W. North Ave, LLC, or the Seller, owned and operated single-tenant, triple-net leased property located in River Forest, Illinois (the “Property”). The Property is comprised of approximately 28,220 square feet of retail space leased to a single tenant, Fresh Thyme Farmers Market. The lease has a 15 year term, expiring June 30, 2032, but has four additional five-year extension options to extend the term until June 30, 2052. The Property was sold to RF Grocery, LLC (the “Purchaser”) on July 17, 2020 and the Purchaser assumed all management and ownership responsibilities. RF Grocery, LLC is managed by GK Development, Inc. (the “Manager”), an affiliate under common control of the members of RF Grocery, LLC. GK Investment Property Holdings II, LLC owns 100% of the “Ordinary” Member Class interests of RF Grocery, LLC, and an individual related to the Manager of the Property owns 100% of the “Preferred” Member Class interests of RF Grocery, LLC, as defined in the Operating Agreement of RF Grocery, LLC.

On December 17, 2020, RF Grocery, LLC redeemed and retired 100% of the “Preferred” Member Class Interests for $1,308,000, and the Operating Agreement has been amended to this effect as of this date.

The accompanying Statement of revenue and certain operating expenses (the “Statement’) has been prepared in accordance with Rule 8-06 of Regulation S-X promulgated under the Securities act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the period presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, amortization of in-place leases, and amortization of above and below market leases. Management is not aware of any material factors during the six months ended June 30, 2020 (unaudited) or the year ended December 31, 2019 that would cause the reported financial information not to be indicative of future operating results.

Note 2 –Summary of Significant Accounting Policies

Basis of Accounting – The Statement has been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”).

Estimates - The Statement in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the Statement and related notes. Actual results could differ from those estimates.

Revenues from Rental Properties – The Property recognizes rental revenue from the tenant on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

The Property is leased to the tenant on a triple-net lease basis, whereby the tenant is responsible for all operating expenses related to the Property, including property taxes, insurance, maintenance, repairs and capital expenditures. Accordingly, for presentation purposes, these amounts have not been included in revenues or operating expenses on the accompanying statement of revenues and certain operating expenses as the net impact is $0.

Income Taxes – As a limited liability company, the Property’s taxable income or loss is allocated to its members. Therefore, no provision or liability for income taxes has been included in the Statement.

Note 2 –Summary of Significant Accounting Policies - Continued

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic”. First identified in late 2019 and known now as COVID-19, the outbreak has impacted hundreds of thousands of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. No adjustments have been recorded to these financial statements, however, due to significant uncertainty surrounding the situation, management's judgment regarding this could change in the future.

Note 3 – Operating Lease

The Seller has entered into a non-cancellable triple-net operating lease on the Property with a single tenant with various escalation terms as stated in the lease agreements. The lease has an expiration date of June 30, 2032, however, the lease has four additional five-year extension options to extend the term through June 30, 2052.

Future minimum annual commitments under the operating lease is as follows:

Years Ending December 31	Total

2020 (remaining six months)	$310,420
2021	620,840
2022	642,005
2023	663,170
2024	663,170
Thereafter	5,185,425
Total	8,085,030

Since lease renewal periods are exercisable at the option of the tenant, the above table only presents cash flows during the current lease terms.

Note 4 – Subsequent Events

The Statement and related disclosures include evaluation of events up through and including January 13, 2021, which is the date the Statement was available to be issued.

Appendix A

PRIOR PERFORMANCE TABLES

As used herein, the terms “we”, “our” and “us” refer to GK Investment Property Holdings II, LLC (GKIPH II).

The following Prior Performance Tables, or Tables, provide information relating to real estate investment programs sponsored by GK Development, Inc. dba GK Real Estate, or GK Real Estate, or Prior Real Estate Programs, through December 31, 2019. The Prior Real Estate Programs presented in the Tables or otherwise discussed in the section entitled “Prior Performance Summary” in this Offering Circular are mostly private programs that have no public reporting requirements. GK Real Estate has sponsored only one public program other than our company. GK Real Estate has sponsored a public offering conducted by one of our affiliates, GK Investment Holdings, LLC (“GKIH”), pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. Offering statement of the aforementioned offering was qualified by the SEC on September 30, 2016. Further information regarding such offering may be found at the SEC’s website at http://www.sec.gov.

As of December 31, 2019, GK Real Estate was the sponsor of twelve programs, including eleven private programs and one public program, that had closed offerings in the prior ten years; only GKIH had investment objectives similar to our company (see Tables I, II and III). Of the seven programs, including six private programs and one public program, that closed offerings within the prior five years, only GKIH had similar investment objectives to our company. Of the six remaining offerings, we do not believe that any of them had similar investment objectives to our company because: (i) four of the programs were equity programs designed to invest in a single, identified asset; and (ii) the remaining two programs were notes programs designed to make loans to identified affiliates of GK Real Estate.

GK Real Estate is responsible for the acquisition, financing, operation, maintenance and disposition of our investments. Key members of the management of GK Real Estate will play a significant role in the promotion of this offering and the operation of our company. The financial results of the Prior Real Estate Programs may provide some indication of GK Real Estate ability to perform its obligations. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

As an investor in our Bonds, you will not own any interest in the Prior Real Estate Programs and should not assume that you will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

The following tables are included herein:

●
Table I - Experience in Raising and Investing Funds;

●
Table II - Compensation to Sponsor;

●
Table III - Operating Results of Prior Programs; and

●
Table IV - Results of Completed Programs.

The information in these tables should be read together with the summary information under “Prior Performance Summary” in this Offering Circular.

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS

This Table I sets forth a summary of experience of GK Development, Inc. dba GK Real Estate in raising and investing funds in Prior Real Estate Programs; the offerings of which have closed in the three years ended December 31, 2019. GK Investment Holdings, LLC has similar investment objectives to GK Investment Property Holdings II, LLC (“GKIPH II”). Information is provided regarding the way the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2019.

$ in thousands	GK DST, LLC	GK Investment Holdings, LLC
Dollar amount offered	$5,076	$50,000
Dollar amount raised (100%)	$5,076	$33,421
Date offering began	7/10/2016	9/30/2016
Length of offering (months)	12	31
Months to invest 90% of amount available for investment (measured from beginning of offering)	12	31

TABLE II
COMPENSATION TO SPONSOR

This Table II sets forth the types of compensation received by GK Development, Inc. dba GK Real Estate, and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with ongoing operations, in connection with two programs; the offerings of which have closed in the three years ended December 31, 2019. GK Investment Holdings, LLC has similar investment objectives to GK Investment Property Holdings II, LLC (“GKIPH II”). All figures are as of December 31, 2019.

Types of Compensation

	GK DST - Cedar Falls Grocery (Unaudited Tax Basis)	GK Investment Holdings, LLC
Date offering commenced	7/10/2016	9/30/2016
Dollar amount raised (in thousands)	$5,076	$33,421
Amount paid to sponsor from proceeds of offering:
Underwriting fees	$0	$0
Syndication Mgmnt Fee	$0	$838
Acquisition fees
– real estate commissions	$0	$717
– advisory fees	$0	$0
– other (property acquisition fee)	$0	$0
Other	$0	$0
Dollar amount of cash generated from operations before deducting payments to sponsor (in thousands)	$1,129	$4,139
Amount paid to sponsor from operations (in thousands):
Property management fees	$43	$711
Partnership management fees	$27	$0
Reimbursements	$0	$0
Leasing commissions	$0	$593
Specialty Lease Commissions	$0	$0
Other (Structuring Fee)	$0	$0
Other (Guarantee Fee)	$0	$0
Other (Loan Management Fee)	$0	$0
Other (Loan Origination Fee)	$0	$0
Other (LLC Management Fee)	$0	$0
Dollar amount of property sales and refinancing before deducting payments to sponsor (in thousands)
– cash	$0	$0
– notes	$0	$0
Amount paid to sponsor from property sales and refinancing (in thousands):
Real estate commissions	$0	$0
Incentive fees	$0	$0
Other (Disposition Fee)	$0	$0

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

This Table III sets forth the annual operating results of Prior Real Estate Programs sponsored by GK Development, Inc. dba GK Real Estate and its affiliates that have closed offerings during the five years ended December 31, 2019. None of the Prior Real Estate Programs presented in this Table III have similar or identical investment objectives to GK Investment Property Holdings II, LLC ("GKIPH II"). All figures are for the period commencing January 1 of the year acquired, except as otherwise noted.

		GK Secured Income Investments III, LLC
Years		2014	2015	2016	2017	2018	2019	TOTAL
Gross Revenues (in thousands)		$27	$1,009	$1,123	$1,120	$1,166	$651	$5,096
Provision for loan loss (in thousands)		$0	$0	$0	$0	$(9,540)	$0	$(9,540)
Less (in thousands):	Operating expenses	$28	$325	$124	$89	$72	$100	$738
	Interest expense	$0	$0	$0	$0	$0	$0	$0
	Depreciation and Amortization	$0	$0	$0	$0	$0	$0	$0
Net Income – GAAP Basis (in thousands)		$(1)	$684	$999	$1,031	$(8,446)		$(5,733)
Taxable Income (in thousands)
– from operations		$0	$731	$986	$1,013	$1,083	$532	$4,345
– from gain on sales		$0	$0	$0	$0	$0	$0	$0
Cash generated from operations		$0	$598	$999	$1,026	$1,094	$551	$4,268
Cash generated from sales		$0	$0	$0	$0	$0	$0	$0
Cash generated from refinancing		$0	$0	$0	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)		$0	$598	$999	$1,026	$1,094	$551	$4,268
Less (in thousands):	Cash distributions to investors
	– from operating cash flow	$0	$598	$999	$1,026	$1,026	$494	$4,143
	– from sales and refinancing	$0	$0	$0	$0	$0	$0	$0
	– from other	$0	$196	$30	$0	$0	$0	$226
Cash generated (deficiency) after cash distributions (in thousands)		$0	$(196)	$(30)	$0	$68	$57	$(101)
Less:	Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)		$0	$(196)	$(30)	$0	$68	$57	$(101)
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income		$0	$794	$1,029	$1,026	$1,026	$494	$4,369
– Return of capital		$0	$0	$0	$0	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales		$0	$0	$0	$0	$0	$0	$0
– Refinancing		$0	$0	$0	$0	$0	$0	$0
– Operations		$0	$598	$999	$1,026	$1,094	$551	$4,268
– Other		$0	$196	$30	$0	$0	$0	$226
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

		GK Preferred Income II (Ridgmar), LLC
Years		2013	2014	2015	2016	2017	2018	2019	TOTAL
Gross Revenues (in thousands)		$(88)	$1,285	$898	$1,301	$2,058	$0	$0	$5,454
Profit/Loss on investment of properties (in thousands)		$0	$0	$0	$0	$0	$(21,038)	$0	$(21,038)
Less (in thousands):	Operating expenses	$1,376	$186	$187	$140	$124	$95	$128	$2,236
	Interest expense	$470	$3,078	$1,020	$1,012	$987	$891	$1,370	$8,828
	Depreciation and Amortization	$15	$276	$0	$0	$0	$0	$0	$291
Net Income – GAAP Basis (in thousands)		$(1,949)	$(2,255)	$(309)	$149	$947	$(22,024)	$(1,498)	$(26,939)
Taxable Income (in thousands)
– from operations		$(651)	$(1,137)	$(2,862)	$592	$(1,122)	$316	$(956)	$(5,820)
– from gain on sales		$0	$0	$0	$0	$0	$0	$0	$0
Cash generated from operations		$(1,507)	$(3,476)	$(1,189)	$(1,071)	$(1,024)	$(818)	$(1)	$(9,086)
Cash generated from sales		$0	$0	$0	$0	$0	$0	$0	$0
Cash generated from refinancing		$0	$0	$0	$0	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)		$(1,507)	$(3,476)	$(1,189)	$(1,071)	$(1,024)	$(818)		$(9,085)
Less (in thousands):	Cash distributions to investors
	– from operating cash flow	$0	$0	$0	$0	$0	$0	$0	$0
	– from sales and refinancing	$0	$0	$0	$0	$0	$0	$0	$0
	– from other	$0	$778	$1,706	$1,717	$854	$0	$0	$5,055
Cash generated (deficiency) after cash distributions (in thousands)		$(1,507)	$(4,254)	$(2,895)	$(2,788)	$(1,878)	$(818)	$0	$(14,140)
Less:	Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)		$(1,507)	$(4,254)	$(2,895)	$(2,788)	$(1,878)	$(818)	$0	$(14,140)
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income		$0	$0	$0	$0	$0	$0	$0	$0
– Return of capital		$0	$778	$1,706	$1,717	$854	$0	$0	$5,055
Source (on cash basis) (in thousands)
– Sales		$0	$0	$0	$0	$0	$0	$0	$0
– Refinancing		$0	$0	$0	$0	$0	$0	$0	$0
– Operations		$0	$0	$0	$0	$0	$0	$0	$0
– Other		$0	$778	$1,706	$1,717	$854	$0	$0	$5,055
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

		GKPI III, LLC
Years		2015	2016	2017	2018	2019	TOTAL
Gross Revenues (in thousands)		$0	$3,913	$4,991	$5,398	$4,848	$19,150
Profit on sale of properties (in thousands)		$0	$0	$0	$0	$0	$0
Less (in thousands):	Operating expenses	$137	$2,334	$2,279	$2,384	$2,763	$9,897
	Interest expense	$0	$1,133	$1,363	$1,381	$1,396	$5,273
	Depreciation and Amortization	$0	$1,681	$2,011	$1,911	$1,741	$7,344
Net Income – GAAP Basis (in thousands)		$(137)	$(1,235)	$(662)	$(278)	$(1,052)	$(3,364)
Taxable Income (in thousands)
– from operations		$0	$192	$(646)	$(81)	$(96)	$(631)
– from gain on sales		$0	$0	$0	$0	$0	$0
Cash generated from operations		$(133)	$1,193	$1,258	$783	$953	$4,054
Cash generated from sales		$0	$0	$0	$0	$0	$0
Cash generated from refinancing		$0	$0	$0	$0		$0
Cash generated from operations, sales and refinancing (in thousands)		$(133)	$1,193	$1,258	$783	$953	$4,054
Less (in thousands):	Cash distributions to investors
	– from operating cash flow	$0	$403	$711	$710	$711	$2,535
	– from sales and refinancing	$0	$0	$0	$0	$0	$0
	– from other	$4	$0	$0	$0	$0	$4
Cash generated (deficiency) after cash distributions (in thousands)		$(137)	$790	$547	$73	$242	$1,515
Less:	Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)		$(137)	$790	$547	$73	$242	$1,515
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income		$4	$403	$711	$710	$711	$2,539
– Return of capital		$0	$0	$0	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales		$0	$0	$0	$0	$0	$0
– Refinancing		$0	$0	$0	$0	$0	$0
– Operations		$0	$403	$711	$710	$711	$2,535
– Other		$4	$0	$0	$0	$0	$4
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)				100.00%	100.00%	100.00%

		GK Secured Income IV, LLC
Years		2015	2016	2017	2018	2019	TOTAL
Gross Revenues (in thousands)		$258	$793	$797	$797	$0	$2,645
Profit on sale of properties (in thousands)		$0	$0	$0	$0	$0	$0
Less (in thousands):	Operating expenses	$273	$195	$180	$180	$0	$828
	Interest expense	$0	$0	$0	$0	$0	$0
	Depreciation and Amortization	$0	$0	$0	$0	$0	$0
Net Income – GAAP Basis (in thousands)		$(15)	$598	$617	$617	$0	$1,817
Taxable Income (in thousands)
– from operations		$(2)	$783	$761	$761	$0	$2,304
– from gain on sales		$0	$0	$0	$0	$0	$0
Cash generated from operations		$(72)	$754	$768	$768	$0	$2,218
Cash generated from sales		$0	$0	$0	$0	$0	$0
Cash generated from refinancing		$0	$0	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)		$(72)	$754	$768	$768	$0	$2,218
Less (in thousands):	Cash distributions to investors
	– from operating cash flow	$0	$754	$768	$768	$0	$2,290
	– from sales and refinancing	$0	$0	$0	$0	$0	$0
	– from other	$38	$37	$35	$35	$0	$145
Cash generated (deficiency) after cash distributions (in thousands)		$(110)	$(37)	$(35)	$(35)	$0	$(217)
Less:	Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)		$(110)	$(37)	$(35)	$(35)	$0	$(217)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations		$0.00	$0.07	$0.07	$0.07	$0.00	$0.21
– from recapture		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Capital gain (loss)		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income		$38	$791	$803	$803	$0	$2,435
– Return of capital		$0	$0	$0	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales		$0	$0	$0	$0	$0	$0
– Refinancing		$0	$0	$0	$0	$0	$0
– Operations		$0	$754	$768	$768	$0	$2,290
– Other		$38	$37	$35	$35	$0	$145
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)		100.00%	100.00%	100.00%	100.00%	100.00%

		GK DST - Cedar Falls Grocery (Tax Basis)
Years		2016	2017	2018	2019	TOTAL
Gross Revenues (in thousands)		$561	$926	$926	$0	$2,413
Profit on sale of properties (in thousands)		$0	$0	$0	$0	$0
Less (in thousands):	Operating expenses	$105	$218	$218	$0	$541
	Interest expense	$178	$262	$262	$0	$702
	Depreciation and Amortization	$9	$16	$16	$0	$41
Net Income – GAAP Basis (in thousands)		$269	$430	$430	$0	$1,129
Taxable Income (in thousands)
– from operations		$269	$430	$430	$0	$1,129
– from gain on sales		$0	$0	$0	$0	$0
Cash generated from operations		$269	$430	$430	$0	$1,129
Cash generated from sales		$0	$0	$0	$0	$0
Cash generated from refinancing		$0	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)		$269	$430	$430	$0	$1,129
Less (in thousands):	Cash distributions to investors
	– from operating cash flow	$19	$430	$430	$0	$879
	– from sales and refinancing	$0	$0	$0	$0	$0
	– from other	$0	$34	$34	$0	$68
Cash generated (deficiency) after cash distributions (in thousands)		$250	$(34)	$(34)	$0	$182
Less:	Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)		$250	$(34)	$(34)	$0	$182
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income		$19	$464	$464	$0	$947
– Return of capital		$0	$0	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales		$0	$0	$0	$0	$0
– Refinancing		$0	$0	$0	$0	$0
– Operations		$19	$430	$430	$0	$879
– Other		$0	$34	$34	$0	$68
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)			100.00%	100.00%	100.00%

		GK Investment Holdings, LLC
Years		2015	2016	2017	2018	2019	TOTAL
Gross Revenues (in thousands)		$563	$3,986	$5,613	$5,908	$6,827	$22,334
Profit on sale of properties or in process(in thousands)		$0	$0	$1,739	$0	$467	$2,206
Less (in thousands):	Operating expenses	$986	$956	$1,972	$1,980	$2,631	$7,539
	Interest expense	$322	$2,381	$4,409	$4,422	$5,155	$16,367
	Depreciation and Amortization	$402	$2,247	$3,400	$2,850	$2,939	$11,436
Net Income – GAAP Basis (in thousands)		$(1,147)	$(1,598)	$(2,429)	$(3,344)	$(3,431)	$(10,802)
Taxable Income (in thousands)
– from operations		$196	$(679)	$(522)	$(4,579)	$(2,575)	$(8,355)
– from gain on sales		$0	$0	$0	$0	$0	$0
Cash generated from operations		$245	$(152)	$(458)	$941	$230	$561
Cash generated from sales		$0	$0	$1,739	$0	$467	$2,206
Cash generated from refinancing		$0	$0	$0	$0	$0	$0
Cash generated from operations, sales and refinancing (in thousands)		$245	$(152)	$1,281	$941	$697	$2,767
Less (in thousands):	Cash distributions to investors
	– from operating cash flow	$0	$0	$0	$0	$0	$0
	– from sales and refinancing	$0	$0	$0	$0	$0	$0
	– from other	$0	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions (in thousands)		$245	$(152)	$1,281	$941	$697	$2,767
Less:	Special items (not including sales and refinancing) (identify and quantify)	$0	$0	$0	$0	$0	$0
Cash generated (deficiency) after cash distributions and special items (in thousands)		$245	$(152)	$1,281	$941	$697	$2,767
Tax and Distribution Data Per $1,000 Invested
Cash Distributions to Investors Source (on GAAP basis) (in thousands)
– Investment income		$0	$0	$0	$0	$0	$0
– Return of capital		$0	$0	$0	$0	$0	$0
Source (on cash basis) (in thousands)
– Sales		$0	$0	$1,739	$0	$467	$2,206
– Refinancing		$0	$0	$0	$0	$0	$0
– Operations		$0	$0	$0	$0	$0	$0
– Other		$0	$0	$0	$0	$0	$0
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)		100.00%	100.00%	100.00%	100.00%	100.00%

TABLE IV
RESULTS OF COMPLETED PROGRAMS

This Table IV sets forth the operating results of Prior Real Estate Programs sponsored by GK Development, Inc. dba GK Real Estate and its affiliates that have completed during the five years ended December 31, 2019. None of the Prior Real Estate Programs presented in this Table IV have similar or identical investment objectives to GK Investment Property Holdings II, LLC (“GKIPH II”)

Program Name	GK Preferred Income Investments I (Lakeview Square), LLC	GK Secured Income I, LLC	GK Secured Income IV, LLC
Dollar Amount Raised (in thousands)	$5,450	$7,365	$11,279
Number of Properties Purchased	1	N/A	N/A
Date of Closing of Offering	10/31/2013	5/31/2013	12/31/2015
Date of First Sale of Property	12/31/2017	12/31/2018	12/31/2018
Date of Final Sale of Property	12/31/2017	12/31/2018	12/31/2018
Duration in Months	50	66	42
Cash Distributions to Investors (in thousands)
Source (on GAAP basis)
– Investment income	$4,312	$2,698	$1,632
– Return of capital	$5,177	$7,365	$11,279
Source (on cash basis)
– Sales/Repayments	$0	$7,365	$11,279
– Refinancing	$4,013	$0	$0
– Operations	$4,981	$2,698	$1,632
– Other	$495	$0	$0
Annualized ROI	18.9%	6.6%	4.8%

GK INVESTMENT PROPERTY HOLDINGS II, LLC

$50,000,000 Maximum Offering Amount (50,000 Bonds)

OFFERING CIRCULAR
March 12, 2021